
11007706



Universal Corporation

Annual Report

ABOUT THE COMPANY

Universal Corporation, headquartered in Richmond, Virginia, was founded in 1918. Universal, through its subsidiaries and affiliates, is the leading global leaf tobacco merchant and processor. The largest portion of the company's business involves the procurement, processing, packing, and supply of flue-cured and burley leaf tobacco to manufacturers of consumer tobacco products. Universal conducts its business in more than 30 countries and employs over 26,000 permanent and seasonal workers.



FINANCIAL HIGHLIGHTS

in thousands, except per share data

	Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2009
Operations			
Sales and other operating revenues	$ 2,571,527	$ 2,491,738	$ 2,554,659
Operating income	254,600	257,209	209,932
Net income	164,550	170,345	132,561
Net income attributable to Universal Corporation	156,565	168,397	131,739
Per Common Share			
Net income attributable to Universal Corporation common shareholders—diluted	$ 5.42	$ 5.68	$ 4.32
Dividends declared	1.90	1.86	1.82
Indicated 12-month dividend rate	1.92	1.88	1.84
Market price at year end	43.54	52.69	29.92
At Year End			
Working capital	$ 1,065,883	$ 1,078,077	$ 954,044
Total Universal Corporation shareholders' equity *	1,185,606	1,122,570	1,029,473



5.42
5.68
4.32
3.71
2.52
11
10
09
08
07

NET INCOME PER DILUTED SHARE (CONTINUING OPERATIONS) *
In dollars



15.6
18.8
13.0
12.8
3.8
11
10
09
08
07

RETURN ON BEGINNING COMMON EQUITY *
Percentage



254.6
257.2
209.9
191.5
163.6
11
10
09
08
07

OPERATING INCOME
In millions of dollars

* Attributable to Universal Corporation after deducting amounts attributable to noncontrolling interests in consolidated subsidiaries.

BOARD OF DIRECTORS

Universal Corporation

GEORGE C. FREEMAN, III [1*,3]
Chairman, President, and
Chief Executive Officer
Universal Corporation

JOHN B. ADAMS, JR. [3,4]
President and
Chief Executive Officer
Bowman Companies

CHESTER A. CROCKER [2,3]
Professor of Strategic Studies
Walsh School of Foreign Service
Georgetown University

CHARLES H. FOSTER, JR. [1,3*,5]
Retired Chairman and
Chief Executive Officer
LandAmerica Financial
Group, Inc.

THOMAS H. JOHNSON [1,5]
Chief Executive Officer
The Taffrail Group, LLC

EDDIE N. MOORE, JR. [2,3,4*]
President, Emeritus
Virginia State University

JEREMIAH J. SHEEHAN [1,4,5*]
Retired Chairman and
Chief Executive Officer
Reynolds Metals Company

ROBERT C. SLEDD [2,4]
Managing Partner
Pinnacle Ventures, LLC

HUBERT R. STALLARD [1,2*,5]
Retired President and
Chief Executive Officer
Bell-Atlantic Virginia, Inc., now
known as Verizon Virginia, Inc.

DR. EUGENE P. TRANI [2,4]
President Emeritus and
University Distinguished Professor
Virginia Commonwealth University

CHAIRMEN EMERITUS

HENRY H. HARRELL

ALLEN B. KING

1 Executive Committee
2 Pension Investment Committee
3 Finance Committee
4 Audit Committee
5 Executive Compensation, Nominating, and Corporate Governance Committee
* Committee Chairman



From Left to right: Robert C. Sledd, John B. Adams, Jr., Thomas H. Johnson, Hubert R. Stallard, George C. Freeman, III, Charles H. Foster, Jr., Dr. Eugene P. Trani, Chester A. Crocker, Eddie N. Moore, Jr., Jeremiah J. Sheehan. Portrait: J.P. Taylor, Founder of Universal Leaf Tobacco Company, Inc.

Directors Universal Leaf Tobacco Company, Inc.

GEORGE C. FREEMAN, III
Chairman, President, and Chief Executive Officer

W. KEITH BREWER
Executive Vice President and Chief Operating Officer

DAVID C. MOORE
Executive Vice President and Chief Financial Officer

RAY M. PAUL, JR.
Executive Vice President

THEODORE G. BROOME
Executive Vice President, Sales Director

WILLIAM J. CORONADO
Senior Vice President, Operations

JAMES A. HUFFMAN
Senior Vice President, Information & Planning

KAREN M. L. WHELAN
Senior Vice President

PRESTON D. WIGNER
Senior Vice President, General Counsel, Assistant Secretary, and Chief Compliance Officer

ORLANDO ASTUTI
Managing Director, Europe Region

FRIEDRICH G. BOSSERT
Managing Director, Dark Air-Cured Region

BARRY F. DILLEHAY
Managing Director, Asia Region

CLAY G. FRAZIER
Managing Director, North America Region

CHARLES A. M. GRAHAM
Managing Director, Africa Region

AIRTON HENTSCHKE
Managing Director, South America Region

JONATHAN WERTHEIMER
President, Socotab, L.L.C.

Officers Universal Corporation

GEORGE C. FREEMAN, III
Chairman, President, and Chief Executive Officer

W. KEITH BREWER
Executive Vice President and Chief Operating Officer

DAVID C. MOORE
Senior Vice President and Chief Financial Officer

KAREN M. L. WHELAN
Vice President and Treasurer

WILLIAM J. CORONADO
Vice President

PRESTON D. WIGNER
Vice President, General Counsel, Secretary, and Chief Compliance Officer

ROBERT M. PEEBLES
Vice President and Controller

JOSEPH W. HEARINGTON, JR.
Corporate Director, Internal Auditing

PAMELA J. KEPPLE
Corporate Director, Taxes

CATHERINE H. CLAIBORNE
Assistant Secretary

TO OUR SHAREHOLDERS

We closed fiscal year 2011 on a positive note with diluted earnings per share of $5.42, very near the record earnings we achieved in fiscal year 2010. Following unusually high demand during fiscal years 2009 and 2010, volumes were off somewhat for the year, but overall performance was solid.

I am very proud of our results in fiscal year 2011. The depth and quality of our personnel and worldwide operations continued to serve us well by providing a sound base from which to capitalize on opportunities as they presented themselves. However, I am particularly proud of our accomplishments in light of the challenging market conditions that we faced. In the last two years, both Japan Tobacco and Philip Morris International have taken steps to purchase more of their leaf needs directly from farmers. We have already experienced the main effects of Japan Tobacco's move last year in the United States, Malawi, and Brazil. Philip Morris International's recent assumption of farmer contracts will reduce our Brazilian purchases in fiscal year 2012. As we said last year, we expect our processing volumes in the United States to decline significantly as two important U.S. processing contracts have expired. That reduction of U.S. business could cause a decrease in operating income of about $30 million. In the near term, it will be a challenge to replace those processing volumes, but globally we have had good success in broadening our customer base and expanding the services we offer our customers over the last year, as evidenced by our results.



As I write, markets in Brazil and Africa are in full swing, and we are seeing the effects of the leaf oversupply that we have been predicting. We expect to see the financial impact of lower leaf prices and tighter margins that typify such cycles in fiscal year 2012 and probably into fiscal year 2013. We believe that, during the two prior fiscal years of higher than normal demand, some customers increased their leaf inventory levels. Those higher inventories, combined with softer cigarette sales in some markets, have led to reduced leaf demand for current crops, evidenced by slower than normal purchasing in major markets. Of course, that situation can also create buying opportunities for those customers who are able to take advantage of lower prices and good quality to make strategic purchases.

Periodic cycles of under- and oversupply of leaf are part of our business, and we have successfully navigated many oversupplied markets during the long history of the company. Although dealer unsold inventories are currently not excessive, we expect they will grow over the next year or two. Our uncommitted inventories are currently at very manageable levels, and we are working aggressively to avoid excess inventories during the oversupply period. However, we will not be able to avoid some accumulation of unsold inventory or the inevitable pressure on margins that comes with that part of the cycle. As we saw this oversupply developing, we began taking steps to mitigate its effects. I am confident that we will successfully manage our way through this cycle as we have in the past. We are approaching decisions in each market in a very focused and informed manner, always careful not to overreact and reduce productive capacity that we will need in the future. Our business partners, both farmers and manufacturers, are also keenly aware of the situation, and we are having a productive dialogue on how best to address it. The dealer industry adds value to the system, and these discussions are proof of that value.

We believe that our discipline, our dedicated workforce, and our conservative capital structure will serve us well through this market cycle. We are also continuing our cost-saving restructuring initiatives, and we will remain focused on opportunities to control or reduce costs. As we do that, we are mindful that it can mean saying farewell to some good friends. That is never easy, especially in a company that values loyalty as we do. I assure you that we will always be fair and respectful of our people.

It is with a bit of sadness and a full measure of respect that I note that Hubert R. Stallard will retire from the Board of Directors in August after 20 years of service. He has held the chair of the Pension Investment Committee for more than half that time, and his steady hand there helped us deal with the effects of the financial crisis on our pension assets. I salute his long service to the Company and especially note that his consensus-building style has been invaluable to me and all the Company's management over the years. His long-term perspective has been appreciated. Hugh recently said that he had experienced several periods of oversupply during his time with the Company, but never before seen the Company better prepared to deal with the situation than it is today. It is all about teamwork among the directors, management at headquarters, management in the origins, and our employees worldwide. It is also about maintaining effective dialogue with our partners, both suppliers and customers. Hugh embodies the collegial and respectful spirit that permeates our Company today. We will all miss his leadership greatly.



George C. Freeman, III
Chairman, President, and Chief Executive Officer



PERFORMANCE GRAPH

Comparison of Five-Year Cumulative Total Return


Universal Corporation
S&P Midcap 400
Peer Group
$250
$200
$150
$100
$50
$0
3/06
3/07
3/08
3/09
3/10
3/11

The performance graph compares the cumulative total shareholder return on Universal Corporation common stock for the last five fiscal years with the cumulative total return for the same period of the Standard & Poor's Midcap 400 Stock Index and the peer group index. The peer group represents Alliance One International, Inc. The graph assumes that $100 was invested in Universal Corporation common stock at the end of the Company's 2006 fiscal year, and in each of the comparative indices, in each case with dividends reinvested.

CUMULATIVE TOTAL RETURN ON UNIVERSAL CORPORATION COMMON STOCK

	At March 31					
	2006	2007	2008	2009	2010	2011
Universal Corporation	$ 100.00	$ 174.36	$ 192.08	$ 91.52	$ 169.12	$ 146.02
S & P Midcap 400	100.00	108.45	100.89	64.47	105.78	134.29
Peer Group	100.00	189.92	124.28	79.01	104.73	82.72



Universal Corporation

2011

10 - K



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED MARCH 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ________________TO________________

Commission File Number: 001-00652

UNIVERSAL CORPORATION

(Exact name of registrant as specified in its charter)

Virginia	**54-0414210**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
9201 Forest Hill Avenue, Richmond, Virginia	**23235**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **804-359-9311**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, no par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [x] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act. Yes [ ] No [x]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [x] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [x] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [x]

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates, based upon the closing sales price on the New York Stock Exchange of the registrant's common stock on September 30, 2010, the last day of the registrant's most recently completed second fiscal quarter, was approximately $825 million.

As of May 23, 2011, the total number of shares of common stock outstanding was 23,160,312.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information contained in the 2011 Proxy Statement for the Annual Meeting of Shareholders of the registrant is incorporated by reference into Part III hereof.

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNIVERSAL CORPORATION

FORM 10-K

TABLE OF CONTENTS

General

This Annual Report on Form 10-K, which we refer to herein as our Annual Report, contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Among other things, these statements relate to Universal Corporation's financial condition, results of operations and future business plans, operations, opportunities, and prospects. In addition, Universal Corporation and its representatives may from time to time make written or oral forward-looking statements, including statements contained in other filings with the Securities and Exchange Commission (the "SEC") and in reports to shareholders. These forward-looking statements are generally identified by the use of words such as we "expect," "believe," "anticipate," "could," "should," "may," "plan," "will," "predict," "estimate," and similar expressions or words of similar import. These forward-looking statements are based upon management's current knowledge and assumptions about future events and involve risks and uncertainties that could cause actual results, performance, or achievements to be materially different from any anticipated results, prospects, performance, or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: anticipated levels of demand for and supply of our products and services; costs incurred in providing these products and services; timing of shipments to customers; changes in market structure; government regulation; product taxation; industry consolidation and evolution; changes in exchange rates; and general economic, political, market, and weather conditions. For a description of factors that may cause actual results to differ materially from such forward-looking statements, see Item 1A, "Risk Factors." We caution investors not to place undue reliance on any forward-looking statements as these statements speak only as of the date when made, and we undertake no obligation to update any forward-looking statements made in this report. In addition, the discussion of the impact of current trends on our business in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Other Information Regarding Trends and Management's Actions" in Item 7 should be read carefully in connection with evaluating our business and the forward-looking statements contained in this Annual Report.

This Annual Report uses the terms "Universal," "the Company," "we," "us," and "our" to refer to Universal Corporation and its subsidiaries when it is not necessary to distinguish among Universal Corporation and its various operating subsidiaries or when any distinction is clear from the context in which it is used.

PART I

Item 1. Business

A. The Company

Overview

We are the leading global leaf tobacco merchant and processor. We operate in over 30 countries on five continents. Tobacco has been our principal focus since our founding in 1918. The largest portion of our business involves the procurement, processing, packing, and supply of flue-cured and burley leaf tobacco to manufacturers of consumer tobacco products. The reportable segments for our flue-cured and burley tobacco operations are North America and Other Regions. We also have a third reportable segment, Other Tobacco Operations, which comprises our dark tobacco business, our oriental tobacco joint venture, and certain tobacco-related services. We generated approximately $2.6 billion in consolidated revenues and earned approximately $258 million in total segment operating income in fiscal year 2011. Universal Corporation is a holding company that operates through numerous directly and indirectly owned subsidiaries. Universal Corporation's primary subsidiary is Universal Leaf Tobacco Company, Incorporated. See Exhibit 21, "Subsidiaries of the Registrant," for additional subsidiary information.

Key Operating Principles

We believe that by following several key operating principles we can continue to produce good financial returns from our business and enhance shareholder value. These key operating principles are:

- **Strategic collaboration**. We work closely with both our customers and suppliers to ensure that we deliver a product that meets our customers' needs and to promote a strong supplier base. We believe these relationships are particularly appropriate to the leaf tobacco industry where volume at an appropriate price is a key factor in long-term profitability. We work to secure adequate factory volumes in all markets where we operate, but we balance that objective with the cost of sourcing incremental volumes in markets where we provide financing to farmers. Collaboration supports the optimization of our inventory levels to reduce risk during market downturns by enabling us to target our tobacco production contracts against customer purchase indications. Our challenge is to adapt our business model to meet our customers' evolving needs while continuing to provide stability of supply and the high level of service that distinguishes our product.

- **Strong local management**. We operate with strong local management in major leaf tobacco markets. We believe that having strong local management in each origin helps us better identify and adjust to changes in market conditions and provides us with specific market knowledge quickly. We believe this is a key factor in our ability to continue to deliver the high quality, competitively priced products that our customers expect.

- **Diversified sources**. We strive to maintain diversified sources of leaf tobacco to minimize reliance on any one sourcing area so long as customers are willing to support such diversity. Although proportions vary with relative crop sizes, historically, South America has provided between 25% and 35% of the aggregate volume of flue-cured and burley tobacco that we handle, and North America and Africa each have provided between 20% and 30% of that aggregate volume. However, industry changes, in particular lower processing volumes in the United States, may affect the relative quantities that we handle. These changes are discussed in more detail in Item 7 under "Other Information Regarding Trends and Management Actions."

- **Low-cost quality producer**. Our goal is to be the low-cost producer of quality products and services for our customers. We focus on producing a compliant product in a cost-effective manner. We sponsor farmer programs in good agricultural practices, the reduction of non-tobacco related materials, product traceability, environmental sustainability, and social responsibility, among others.

- **Financial strength**. We believe that our financial strength is important, because it enables us to fund our business efficiently and make investments in our business when an appropriate opportunity is identified. We believe that lower interest and capital costs give us a competitive advantage. Our financial strength also affords us financial flexibility in dealing with customer requirements and market changes. We work to sustain our creditworthiness.

Additional Information

Our website address is www.universalcorp.com. We post regulatory filings on this website as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. These filings include annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports on Forms 3, 4, and 5, and any amendments to those reports filed with or furnished to the SEC. Access to these filings on our website is available free of charge. Copies are also available, without charge, from Universal Corporation Investor Relations, 9201 Forest Hill Avenue, Richmond, VA 23235. Reports filed with the SEC may be viewed at www.sec.gov or obtained at the SEC Public Reference Room in Washington, D.C. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. We also post our press releases on our website. Information on our website is not deemed to be incorporated by reference into this Annual Report.

In addition, our Corporate Governance Guidelines, Code of Conduct, and charters for the Audit Committee, the Executive Committee, the Executive Compensation, Nominating and Corporate Governance Committee, the Pension Investment Committee, and the Finance Committee are available free of charge to shareholders and the public through the "Corporate Governance" section of our website. Printed copies of the foregoing are available to any shareholder upon written request to our Treasurer at the address set forth on the cover of this Annual Report or may be requested through our website, www.universalcorp.com.

B. Description of Business

General

Our business involves buying, processing, packing, storing, shipping, and financing leaf tobacco for sale to, or for the account of, manufacturers of consumer tobacco products throughout the world. Buying leaf tobacco involves contracting with and financing farmers in many origins. We do not manufacture cigarettes or other consumer tobacco products. Through various operating subsidiaries and unconsolidated affiliates located in tobacco-growing countries around the world, we process and sell flue-cured and burley tobaccos, as well as dark air-cured and oriental tobaccos. We also provide value-added services to our customers, including blending, chemical and physical testing of tobacco, managing just-in-time inventory, and manufacturing reconstituted sheet tobacco. Flue-cured, burley, and oriental tobaccos are used principally in the manufacture of cigarettes, and dark air-cured tobaccos are used mainly in the manufacture of cigars, pipe tobacco, and smokeless tobacco products. We generate our revenues from product sales, processing fees, and fees for other services. Over 75% of our volume is derived from sales to customers with major market positions and with whom we have long-standing relationships. Our sales consist primarily of flue-cured and burley tobaccos. For the fiscal year ended March 31, 2011, our flue-cured and burley operations accounted for 89% of our revenues and 89% of our segment operating income.

Because unprocessed, or "green," tobacco is a perishable product, processing of leaf tobacco is an essential service to our customers. Our processing of leaf tobacco includes grading in the factories, blending, quality picking, separation of leaf from the stems, drying, and packing to precise moisture targets for proper aging. Accomplishing these tasks generally requires investments in plants and machinery in areas where the tobacco is grown. Processed tobacco that has been properly packed can be stored by customers for a number of years prior to use, but most processed tobacco is used within two to three years.

We are a major purchaser and processor in the chief exporting regions for flue-cured and burley tobacco throughout the world. We estimate that we have historically purchased between 20% and 30% of the annual production of such tobaccos in Brazil and between 35% and 45% in Africa. These percentages can change from year to year based on the size, price, and quality of the crops, and recent customer vertical integration moves could also affect them. In the United States, we sell processed U.S. tobacco to cigarette manufacturers, and we process U.S. flue-cured and burley tobacco on a fee basis. We have a major processing facility in the United States, which handled about 45% of U.S. flue-cured and burley tobacco production in fiscal year 2011. We expect our relative volumes handled in the United States to be lower in the coming fiscal year. These changes are described elsewhere in Item 7 under "Other Information Regarding Trends and Management Actions." We participate in the procurement, processing, and sale of oriental tobacco through ownership of a 49% equity interest in what we believe to be the largest oriental leaf tobacco merchant in the world, Socotab, L.L.C. In addition, we maintain a presence, and in certain cases, a leading presence, in virtually all other major tobacco growing regions in the world. We believe that our leading position in the leaf tobacco industry is based on our operating presence in all of the major sourcing areas, our ability to meet customer style, volume, and quality requirements, our expertise in dealing with large numbers of farmers, our long-standing relationships with customers, our development of processing equipment and technologies, and our financial position.

We also have a leading position in worldwide dark tobacco markets. Our dark tobacco operations are located in most of the major producing countries and in other smaller markets. We operate in major dark tobacco producing countries, including the United States, the Dominican Republic, Indonesia, Paraguay, the Philippines, Nicaragua, and Brazil. Dark tobaccos are typically used in the manufacture of cigars, pipe tobacco, and smokeless tobacco products, and as components of certain "roll-your-own" cigarette products.

Sales are made by our sales force and, to a much smaller degree, through the use of commissioned agents. Most customers are long-established tobacco product manufacturers.

We conduct our business in varying degrees in a number of countries, including Argentina, Bangladesh, Brazil, Canada, the Dominican Republic, Ecuador, France, Germany, Guatemala, Hungary, India, Indonesia, Italy, Malawi, Mexico, Mozambique, the Netherlands, Nicaragua, Paraguay, the People's Republic of China, the Philippines, Poland, Russia, Singapore, South Africa, Spain, Switzerland, Tanzania, the United States, Zambia, and Zimbabwe. In addition, Socotab, L.L.C. has oriental tobacco operations in Bulgaria, Macedonia, and Turkey.

In the majority of the countries where we operate, including Argentina, Brazil, Guatemala, Hungary, Indonesia, Italy, Mexico, Mozambique, the Philippines, Poland, Tanzania, the United States, Zambia, and Zimbabwe, we contract directly with tobacco farmers or tobacco farmer cooperatives, in most cases before harvest, and thereby take the risk that the delivered quality and quantity may not meet market requirements. In many countries outside the United States, we also provide agronomy services and crop advances of, or for, seed, fertilizer, and other supplies. In Malawi, Zambia, and Zimbabwe, we also purchase tobacco under auction systems.

Our foreign operations are subject to international business risks, including unsettled political conditions, expropriation, import and export restrictions, exchange controls, and currency fluctuations. During the tobacco season in many of the countries listed above, we advance funds, guarantee local loans, or do both, each in substantial amounts, for the eventual purchase of tobacco. The majority of these seasonal advances and loan guarantees mature in one year or less upon the farmers' delivery of contracted tobaccos. Most advances to farmers are denominated in local currency, which is a source of foreign currency exchange rate risk. Most tobacco sales are denominated in U.S. dollars, which reduces our foreign currency exchange risk after the tobacco has been purchased. See Item 1A, "Risk Factors" for further information about our foreign currency exchange risk.

For a discussion of recent developments and trends in, and factors that may affect, our business, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Item 1A, "Risk Factors."

Seasonality

Our operations are seasonal in nature. Tobacco in Brazil is usually purchased from January through July, while buying in Malawi, Mozambique, and other African countries typically begins around April and continues through late fall. Farmers begin to sell U.S. flue-cured tobacco in late July, and the marketing season lasts for approximately four months. These overlapping marketing periods tend to mitigate the overall effects of seasonality on our financial performance in most fiscal years.

We normally operate each of our processing plants for seven to nine months of the year. During this period for each region, inventories of green tobacco, inventories of processed tobacco, and trade accounts receivable normally reach peak levels in succession. We normally finance this expansion of current assets with cash, short-term notes payable to banks, and customer advances, and these funding sources normally reach their peak usage in each region during its respective purchasing or processing period. Our balance sheet at our fiscal year end reflects seasonal expansions in working capital in South America, Central America, and Western Europe.

Customers

A material part of our business is dependent upon a few customers. For the year ended March 31, 2011, each of Philip Morris International, Inc., Japan Tobacco Inc., and Imperial Tobacco Group, PLC, including its respective affiliates, accounted for 10% or more of our revenues. The loss of, or substantial reduction in business from, any of these customers could have a material adverse effect on our results. We have long-standing relationships with these customers. For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview" and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Other Information Regarding Management's Actions and Trends."

We had commitments from customers for approximately $571 million of the tobacco in our inventories at March 31, 2011. Based upon historical experience, we expect that at least 90% of such orders will be delivered during fiscal year 2012. Most of our product requires shipment via oceangoing vessels to reach customer destinations. Delays in the delivery of orders can result from such factors as container availability, port access and capacity, and changing customer requirements for shipment.

As more fully described in Note 1 to the consolidated financial statements in Item 8 of this Annual Report, we recognize sales revenue at the time that title to the tobacco and risk of loss passes to our customer. Individual shipments may be large, and since the customer typically specifies shipping dates, our financial results may vary significantly between reporting periods due to timing of sales. In some markets, principally the United States, we process tobacco that is owned by our customers, and we recognize the revenue for that service when the processing is completed.

Competition

The leaf tobacco industry is highly competitive. Competition among leaf tobacco merchants is based on the ability to meet customer specifications in the buying, processing, and financing of tobacco, and on the price charged for products and services. Competition varies depending on the market or country involved. The number of competitors varies from country to country, but there is competition in most areas to buy and sell the available tobacco. Our principal competitor is Alliance One International, Inc. ("Alliance One"). Alliance One operates in many of the countries where we operate. Based on our estimates, we do not believe that worldwide market shares differ substantially between the two companies. Most of our major customers are partially vertically integrated, and thus, also compete with us for the purchase of leaf tobacco in many of the major markets.

In most major markets, smaller competitors are very active. These competitors typically have lower overhead requirements and provide less support to customers and farmers. Due to their lower cost structures, they can often offer a price on products that is lower than our price. However, we believe that we provide quality controls that add value for our customers in an increasingly regulated world and make our products highly competitive.

Reportable Segments

We evaluate the performance of our business by geographic region, although the dark air-cured and oriental tobacco businesses are each evaluated on the basis of their worldwide operations. Performance of the oriental tobacco operations is evaluated based on our equity in the pretax earnings of our affiliate. Under this structure, we have the following primary operating segments: North America, South America, Africa, Europe, Asia, Dark Air-Cured, Oriental, and Special Services. North America, South America, Africa, Europe, and Asia are primarily involved in flue-cured and burley leaf tobacco operations for supply to cigarette manufacturers. Dark Air-Cured supplies dark air-cured tobacco principally to manufacturers of cigars, pipe tobacco, and smokeless tobacco products, and Oriental supplies oriental tobacco to cigarette manufacturers. From time to time, the segments may trade in tobaccos that differ from their main varieties, but those activities are not significant to their overall results. Special Services provides just-in-time inventory services and laboratory services including physical and chemical product testing for customers.

The five regional operating segments serving our cigarette manufacturer customers share similar characteristics in the nature of their products and services, production processes, class of customer, product distribution methods, and regulatory environment. Based on the applicable accounting guidance, four of the regions – South America, Africa, Europe, and Asia – are aggregated into a single reporting segment, Other Regions, because they also have similar economic characteristics. North America is reported as an individual operating segment, because its economic characteristics differ from the other regions, generally because its operations do not require significant working capital investments for crop financing and inventory and because toll processing is an important source of its operating income. The Dark Air-Cured, Oriental, and Special Services segments, which have differing characteristics in some of the categories mentioned above, are reported together as Other Tobacco Operations, because each is below the measurement threshold for separate reporting.

Financial Information about Segments

Our North America and Other Regions reportable segments, which represent our flue-cured and burley tobacco operations, accounted for 13% and 76% of our revenues and 23% and 66% of our segment operating income, respectively, in fiscal year 2011. Our Other Tobacco Operations reportable segment accounted for 11% of our revenues and 11% of our segment operating income in fiscal year 2011. Sales and other operating revenues and operating income attributable to our reportable segments for each of the last three fiscal years, along with segment assets for each reportable segment at March 31, 2011, 2010, and 2009, are set forth in Note 15 to the consolidated financial statements, which are included in Item 8 of this Annual Report. Information with respect to the geographic distribution of our revenues and long-lived assets is also set forth in Note 15 to the consolidated financial statements.

C. Employees

We employed over 26,000 employees throughout the world during the fiscal year ended March 31, 2011. We estimated this figure because the majority of our personnel are seasonal employees.

D. Research and Development

We did not expend material amounts for research and development during the fiscal years ended March 31, 2011, 2010, or 2009.

E. Patents, etc.

We hold no material patents, licenses, franchises, or concessions.

F. Government Regulation, Environmental Matters, and Other Matters

Our business is subject to general governmental regulation in the United States and in foreign jurisdictions where we conduct business. Such regulation includes, but is not limited to, matters relating to environmental protection. To date, governmental provisions regulating the discharge of material into the environment have not had a material effect upon our capital expenditures, earnings, or competitive position. See Item 1A, "Risk Factors" for a discussion of government regulations and other factors that may affect our business.

Item 1A. Risk Factors

Operating Factors

The leaf tobacco industry is highly competitive, and we are heavily reliant on a few large customers.

We are one of two major independent global competitors in the highly competitive leaf tobacco industry, both of whom are reliant upon a few large customers. The loss of one of those large customers or a significant decrease in their demand for our products or services could significantly decrease our sales of products or services, which would have a material adverse effect on our results of operations. The competition among leaf tobacco merchants is based on the ability to meet customer specifications in the buying, processing, and financing of tobacco, and on the price charged for products and services. We believe that we consistently meet our customers' specifications and charge competitive prices. Because we rely upon a few significant customers, the consolidation, significant vertical integration, or failure of any of these large or significant customers could contribute to a significant decrease in our sales of products and services.

We have seen an increase in competition for both the purchase and sale of leaf from small leaf tobacco merchants in some of the markets where we conduct business. Some of these small leaf tobacco merchants have expanded to operate in more than one country. Since they typically provide little or no support to farmers, these small leaf tobacco merchants typically have lower overhead requirements than we do. Due to their lower cost structures, they often can offer a price on products that is lower than our price. We have also seen an increase in our customers directly sourcing leaf tobacco from farmers to meet some of their raw material needs. Direct sourcing is likely to provide our customers with some quantities of tobacco which they prefer not to use in their existing blends and that may be offered for sale. These increases in competition for both the sale and purchase of leaf could reduce the volume of the leaf we handle and could negatively impact our financial results.

Our financial results can be significantly affected by changes in the balance of supply and demand for leaf tobacco.

Because we are a leaf tobacco merchant, our financial results can be significantly affected by changes in the overall balance of worldwide supply and demand for leaf tobacco. The demand for tobacco, which is based upon customers' expectations of their future requirements, can change from time to time depending upon internal and external factors affecting the demand for their products. Our customers' expectations and their demand for leaf tobacco are influenced by a number of factors, including:

- trends in the global consumption of cigarettes,
- trends in sales of cigars and other tobacco products, and
- levels of competition among our customers.

The world supply of leaf tobacco at any given time is a function of current tobacco production, inventories held by manufacturers, and the volumes of uncommitted stocks of processed tobacco held by leaf tobacco merchants from prior years' production. Production of tobacco in a given year may be significantly affected by such factors as:

- weather and natural disasters, including any adverse weather conditions that may result from climate change,
- crop infestation and disease,
- availability of crop inputs,
- volume of annual tobacco plantings and yields realized by farmers,
- farmer elections to grow crops other than tobacco,
- elimination of government subsidies to farmers, and
- demographic shifts that change the number of farmers or the amount of land available to grow tobacco.

Any significant change in these factors could cause a material imbalance in the supply of and demand for tobacco, which would affect our results of operations.

Our financial results will vary according to growing conditions, customer requirements, and other factors. These factors also limit the ability to accurately forecast our future performance and increase the risk of an investment in our common stock or other securities.

Our financial results, particularly our year-over-year quarterly comparisons, may be significantly affected by variations in tobacco growing seasons and fluctuations in crop sizes. The timing of the cultivation and delivery of tobacco is dependent upon a number of factors, including weather and other natural events, and our processing schedules and results of operations can be significantly altered by these factors. In addition, the potential impact of climate change is uncertain and may vary by geographic region. The possible effects, as described in various public accounts, could include changes in rainfall patterns, water shortages, changing storm patterns and intensities, and changing temperature levels that could adversely impact our costs and business operations and the supply and demand for leaf tobacco. Our operations also rely on dependable and efficient transportation services. A disruption in transportation services, as a result of climate change or otherwise, may also significantly impact our results of operations.

Further, the timing and unpredictability of customer orders and shipments may require us to keep tobacco in inventory or otherwise increase our risk and may also result in variations in quarterly and annual financial results. We base sales recognition on the passage of ownership, usually with shipment of product. Since individual shipments may represent significant amounts of revenue, our quarterly and annual financial results may vary significantly depending on the needs and shipping instructions of our customers and the availability of transportation services. These fluctuations result in varying volumes and sales in given periods, which also reduce the comparability of financial results.

Major shifts in customer requirements for tobacco supply may significantly affect our operating results.

If our customers significantly alter their requirements for tobacco volumes from certain regions, we may have to change our production facilities and alter our fixed asset base in certain origins. Permanent or long-term reduction in demand for tobacco from origins where we have operations may trigger restructuring and impairment charges. We may also need to make significant capital investments in other regions to develop the needed infrastructure to meet customer supply requirements.

In areas where we purchase leaf tobacco directly from farmers, we bear the risk that the tobacco we receive will not meet quality and quantity requirements.

When we contract directly with tobacco farmers or tobacco farmer cooperatives, which is the method we use to purchase tobacco in most countries, we bear the risk that the tobacco delivered may not meet customer quality and quantity requirements. If the tobacco does not meet such market requirements, we may not be able to meet all of our customers' orders, and such failure would have an adverse effect on profitability and results of operations. Because in a contract market we buy all of the farmers' production, which encompasses many styles, we also have a risk that not all of that production will be readily marketable. In addition, in many foreign countries where we purchase tobacco directly from farmers, we provide them with financing. Unless we receive marketable tobacco that meets the quality and quantity specifications of our customers, we bear the risk that we will not be able to fully recover our crop advances or recover them in a reasonable period of time.

Weather and other conditions can affect the marketability of our products.

Tobacco crops are subject to vagaries of weather and the environment that can, in some cases, change the quality or size of the crops. If a weather event is particularly severe, such as a major drought or hurricane, the affected crop could be destroyed or damaged to an extent that it would be less desirable to manufacturers, which would result in a reduction in revenues. If such an event is also widespread, it could affect our ability to acquire the quantity of products required by our customers. In addition, other factors can affect the marketability of tobacco, including, among other things, the presence of:

- excess residues of pesticides, fungicides, and herbicides,
- foreign matter, and
- genetically modified organisms.

A significant event impacting the condition or quality of a large amount of any of the crops that we buy could make it difficult for us to sell these products or to fill customers' orders.

Regulatory and Governmental Factors

Government efforts to regulate the production and consumption of tobacco products could have a significant impact on the businesses of our customers, which would, in turn, affect our results of operations.

The U.S. federal government and certain state and local governments have taken or proposed actions that may have the effect of reducing U.S. consumption of tobacco products and indirectly reducing demand for our products and services. These activities have included:

- restrictions on the use of tobacco products in public places and places of employment,
- legislation authorizing the U.S. Food and Drug Administration (the "FDA") to regulate the manufacturing and marketing of tobacco products,
- increases in the federal, state, and local excise taxes on cigarettes and other tobacco products, and
- the policy of the U.S. government to link certain federal grants to the enforcement of state laws restricting the sale of tobacco products.

Numerous other legislative and regulatory anti-smoking measures have been proposed at the federal, state, and local levels. The United States only produces about 8% of the cigarettes manufactured outside of the People's Republic of China.

A number of foreign governments and global non-government organizations also have taken or proposed steps to restrict or prohibit tobacco product advertising and promotion, to increase taxes on tobacco products, to indirectly limit the use of certain types of tobacco, and to discourage tobacco product consumption. A number of such measures are included in the Framework Convention on Tobacco Control ("FCTC"), which was negotiated and promoted globally under the auspices of the World Health Organization ("WHO"). We cannot predict the extent to which the efforts of governments or non-governmental agencies to reduce tobacco consumption might affect the business of our primary customers. However, a significant decrease in worldwide tobacco consumption brought about by existing or future governmental laws and regulations would reduce demand for tobacco products and services and could have a material adverse effect on our results of operations.

Government actions can have a significant effect on the sourcing of tobacco. If some of the current efforts are successful, we could have difficulty obtaining sufficient tobacco to meet our customers' requirements, which could have an adverse effect on our performance and results of operations.

The WHO, through the FCTC, has created a formal study group to identify and assess crop diversification initiatives and alternatives to leaf tobacco growing in countries whose economies depend upon tobacco production. The study group began its work in February 2007. If certain countries were to partner with the FCTC study group and seek to eliminate or significantly reduce leaf tobacco production, we could encounter difficulty in sourcing leaf tobacco to fill customer requirements, which could have an adverse effect on our results of operations.

Certain recommendations by the WHO, through FCTC, may cause shifts in customer usage of certain styles of tobacco. As seen in countries like Canada and Brazil, efforts have been taken to eliminate ingredients from the manufacturing process for tobacco products. Such decisions could cause a change in requirements for certain styles of tobacco in particular countries. Shifts in customer demand from one type of tobacco to another could create sourcing difficulties as requirements move from one origin to another.

In addition, continued government and public emphasis on environmental issues, including climate change, conservation, and natural resource management, could result in new or more stringent forms of regulatory oversight of industry activities, which may lead to increased levels of expenditures for environmental controls, land use restrictions affecting us or our suppliers, and other conditions that could have a material adverse effect on our business, financial condition, and results of operations. For example, certain aspects of our business generate carbon emissions. Regulatory restrictions on greenhouse gas emissions have been proposed. These may include limitations on such emissions, taxes or emission allowance fees on such emissions, various restrictions on industrial operations, and other measures that could affect land-use decisions, the cost of agricultural production, and the cost and means of processing and transporting our products. These actions could adversely affect our business, financial condition, and results of operations.

Because we conduct a significant portion of our operations internationally, political and economic uncertainties in certain countries could have an adverse effect on our performance and results of operations.

Our international operations are subject to uncertainties and risks relating to the political stability of certain foreign governments, principally in developing countries and emerging markets, and also to the effects of changes in the trade policies and economic regulations of foreign governments. These uncertainties and risks, which include undeveloped or antiquated commercial law, the expropriation or nationalization of assets, and the authority to revoke or refuse to renew business licenses and work permits, may adversely impact our ability to effectively manage our operations in those countries. For example, in the past, we have experienced significant year-to-year fluctuations in earnings due to changes in the Brazilian government's economic policies, and government actions in Zimbabwe reduced the tobacco crop there, causing us to shift sourcing of tobacco to other countries. We have substantial capital investments in South America and Africa, and the performance of our operations in those regions can materially affect our earnings. If the political situation in any of the countries where we conduct business were to deteriorate significantly, our ability to recover assets located there could be impaired. To the extent that we do not replace any lost volumes of tobacco with tobacco from other sources, or we incur increased costs related to such replacement, our financial condition, results of operations, or both would suffer.

Changes in tax laws in the countries where we do business may adversely affect our results of operations.

Through our subsidiaries, we are subject to the tax laws of many jurisdictions. Changes in tax laws or the interpretation of tax laws can affect our earnings, as can the resolution of various pending and contested tax issues. In most jurisdictions, we regularly have audits and examinations by the designated tax authorities, and additional tax assessments are common. We believe that we routinely comply with applicable tax laws in the jurisdictions where we operate, and we vigorously contest all significant tax assessments where we believe we are in compliance with the tax laws.

Financial Factors

Failure of our customers or farmers to repay extensions of credit could materially impact our results of operations.

We extend credit to both farmers and customers. A significant bad debt provision related to amounts due could adversely affect our results of operations. In addition, crop advances to farmers are generally secured by the farmers' agreement to deliver green tobacco. In the event of crop failure, delivery failure, or permanent reductions in crop sizes, full recovery of advances may never be realized, or otherwise could be delayed until future crops are delivered. See Notes 1 and 14 to the consolidated financial statements in Item 8 for more information on these extensions of credit.

Fluctuations in foreign currency exchange rates may affect our results of operations.

We account for most of our tobacco operations using the U.S. dollar as the functional currency. The international tobacco trade generally is conducted in U.S. dollars, and we finance most of our tobacco operations in U.S. dollars. Although this generally limits foreign exchange risk to the economic risk that is related to leaf purchase and production costs, overhead, and income taxes in the source country, significant currency movements could materially impact our results of operations. Changes in exchange rates can make a particular crop more or less expensive in U.S. dollar terms. If a particular crop is viewed as expensive in U.S. dollar terms, it may be less attractive in the world market. This could negatively affect the profitability of that crop and our results of operations. In certain tobacco markets that are primarily domestic, the local currency is the functional currency. Examples of these markets are Hungary and Poland. Similarly the local currency is the functional currency in other markets, such as Western Europe, where export sales have been denominated primarily in local currencies. In these markets, reported earnings are affected by the translation of the local currency into the U.S. dollar. See Item 7A, "Qualitative and Quantitative Disclosure About Market Risk" for additional discussion related to foreign currency exchange risk.

Our purchases of tobacco are generally made in local currency, and we also provide farmer advances that are denominated in the local currency. We account for currency remeasurement gains or losses on those advances as period costs, and they are usually accompanied by offsetting increases or decreases in the purchase cost of tobacco, which is priced in the local currency. The effect of differences in the cost of tobacco is generally not realized in our earnings until the tobacco is sold, which often occurs in a quarter or fiscal year subsequent to the recognition of the related remeasurement gains or losses. The difference in timing could affect our profitability in a given quarter or fiscal year. For example, during fiscal year 2009, we recorded remeasurement losses of more than $40 million related to a significant devaluation of the Brazilian currency.

We have used currency hedging strategies to reduce our foreign currency exchange rate risks in some markets. In addition, where we source tobacco in countries with illiquid or nonexistent forward foreign exchange markets, we often manage our foreign exchange risk by matching funding for inventory purchases with the currency of sale and by minimizing our net investment in these countries. To the extent that we have net monetary assets or liabilities in local currency, we may have currency remeasurement gains or losses that will affect our results of operations.

Changes in interest rates may affect our results of operations.

In our business, customers usually either pre-finance purchases or pay market rates of interest for inventory purchased on order. From time to time, we borrow long-term debt at fixed rates. Through hedging agreements, we may swap the interest rates on our existing fixed-rate debt to floating market interest rates to better match the interest rates that we charge our customers. To the extent we are unable to match these interest rates, a decrease in short-term interest rates could increase our net financing costs. In addition, at times we may have significant amounts of cash invested. Decreases in short-term interest rates reduce the income we derive from those investments. Changes in interest rates also affect expense related to our defined benefit pension plan, as described elsewhere in these "Risk Factors."

Low investment performance by our defined benefit pension plan assets may increase our pension expense and may require us to fund a larger portion of our pension obligations, thus, diverting funds from other potential uses.

We sponsor a domestic defined benefit pension plan that covers certain eligible employees. Our results of operations may be positively or negatively affected by the amount of income or expense we record for this plan. U.S. generally accepted accounting principles (GAAP) require that we calculate income or expense for the plans using actuarial valuations. These valuations reflect assumptions about financial market and other economic conditions, which may change based on changes in key economic indicators. The most significant year-end assumptions we used to estimate pension income or expense for fiscal year 2011 are the discount rate and the expected long-term rate of return on plan assets. In addition, we are required to make an annual measurement of plan assets and liabilities, which may result in a significant change to shareholders' equity through a reduction or increase to "Funded status of pension and other postretirement benefits." At the end of fiscal year 2011, the projected benefit obligation of our U.S. pension plans was $211 million and assets were $178 million. For a discussion regarding how our financial statements can be affected by pension plan accounting policies, see "Critical Accounting Estimates – Pension and Other Postretirement Benefit Plans" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and in Note 11 to the consolidated financial statements in Item 8. Although GAAP expense and pension funding contributions are not directly related, key economic factors that affect GAAP expense would also likely affect the amount of cash we would contribute to pension plans under requirements of the Employee Retirement Income Security Act (ERISA). Failure to achieve expected returns on plan assets could also result in an increase to the amount of cash we would be required to contribute to pension plans.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

Except as noted, we own the following significant properties (greater than 500,000 square feet):

Location	Principal Use	Area (Square Feet)
Flue-Cured and Burley Leaf Tobacco Operations:		
North America:		
United States		
Nash County, North Carolina	Factory and storages	1,304,000
Canada		
Simcoe, Ontario (1)	Factory and storages	569,000
Other Regions:		
Brazil		
Santa Cruz	Factory and storages	2,670,000
Joinville (2)	Factory and storages	1,450,000
Venancio Aires	Storages	860,000
Malawi		
Lilongwe	Factory and storages	942,000
Mozambique		
Tete	Factory and storages	748,000
Philippines		
Pasig City	Factory and storages	672,000
Tanzania		
Morogoro	Factory and storages	803,000
Zimbabwe		
Harare (3)	Factory and storages	1,445,000
Other Tobacco Operations:		
United States		
Lancaster, Pennsylvania	Factory and storages	735,000

(1) Held for sale at March 31, 2011. Sale of the factory was completed in May 2011.
(2) Leased from a third party.
(3) Owned by an unconsolidated subsidiary.

We lease headquarters office space of about 45,000 square feet at 9201 Forest Hill Avenue in Richmond, Virginia, which we believe is adequate for our current needs.

Our business involves, among other things, storing and processing green tobacco and storing processed tobacco. We operate processing facilities in major tobacco growing areas. In addition, we require tobacco storage facilities that are in close proximity to the processing facilities. We own most of the tobacco storage facilities, but we lease additional space as needs arise, and expenses related to such leases are not material. We believe that the properties currently utilized in our tobacco operations are maintained in good operating condition and are suitable and adequate for our purposes at our current volumes.

In addition to our significant properties listed above, we own other processing facilities in the following countries: Germany, Hungary, Italy, the Netherlands, the Philippines, Poland, and the United States. In addition, we have ownership interests in processing plants in Guatemala and Mexico and have access to processing facilities in other areas, such as Argentina, India, the People's Republic of China, South Africa, and Zambia. Socotab L.L.C., an oriental tobacco joint venture in which we own a noncontrolling interest, owns tobacco processing plants in Turkey, Macedonia, and Bulgaria.

Except for the Lancaster, Pennsylvania facility, the facilities described above are engaged primarily in processing tobacco used by manufacturers in the production of cigarettes. The Lancaster facility, as well as facilities in Brazil, the Dominican Republic, Indonesia, and Paraguay, process tobacco used in making cigar, pipe, and smokeless products, as well as components of certain "roll-your-own" products.

Item 3. Legal Proceedings

European Commission Fines in Spain

In October 2004, the European Commission (the "Commission") imposed fines on "five companies active in the raw Spanish tobacco processing market" totaling €20 million for "colluding on the prices paid to, and the quantities bought from, the tobacco growers in Spain." Two of our subsidiaries, Tabacos Espanoles S.A. ("TAES"), a purchaser and processor of raw tobacco in Spain, and Deltafina, S.p.A. ("Deltafina"), an Italian subsidiary, were among the five companies assessed fines. In its decision, the Commission imposed a fine of €108,000 on TAES, and a fine of €11.88 million on Deltafina. Deltafina did not and does not purchase or process raw tobacco in the Spanish market, but was and is a significant buyer of tobacco from some of the Spanish processors. We recorded a charge of about €12 million (approximately $14.9 million at the September 2004 exchange rate) in the second quarter of fiscal year 2005 to accrue the full amount of the fines assessed against our subsidiaries.

In January 2005, Deltafina filed an appeal in the General Court of the European Union ("General Court"). A hearing was held in June 2009, and on September 8, 2010, the General Court issued its decision, in which it reduced the amount of the Deltafina fine to €6.12 million. The General Court held in part that the Commission erred in finding Deltafina acted as the leader of the Spanish cartel, and that the Commission's corresponding increase of the underlying fine by 50% was not justified. Deltafina filed an appeal to the General Court decision with the European Court of Justice on November 18, 2010. Although Deltafina agreed with the General Court that there was no basis for finding that Deltafina had acted as the leader of the Spanish cartel, Deltafina believed the General Court erred in not reducing the remaining fine further based on numerous grounds. A hearing has not been set to date and an ultimate resolution to the matter could take several years. We had deposited funds in an escrow account with the Commission in February 2005 in an amount equal to the original fine. We received funds from escrow in an amount equal to the reduction by the General Court plus interest that had accrued thereon. As a result of the General Court's decision in September 2010, during the second quarter of fiscal year 2011, we reversed €5.76 million (approximately $7.4 million) of the charge previously recorded to accrue the fine and recognized approximately $1.2 million of interest income returned on the escrow funds. The reversal of the fine is included in selling, general and administrative expense in the consolidated statement of income.

European Commission Fines in Italy

In 2002, we reported that we were aware that the Commission was investigating certain aspects of the tobacco leaf markets in Italy. Deltafina buys and processes tobacco in Italy. We reported that we did not believe that the Commission investigation in Italy would result in penalties being assessed against us or our subsidiaries that would be material to our earnings. The reason we held this belief was that we had received conditional immunity from the Commission because Deltafina had voluntarily informed the Commission of the activities that were the basis of the investigation.

On December 28, 2004, we received a preliminary indication that the Commission intended to revoke Deltafina's immunity for disclosing in April 2002 that it had applied for immunity. Neither the Commission's Leniency Notice of February 19, 2002, nor Deltafina's letter of conditional immunity contains a specific requirement of confidentiality. The potential for such disclosure was discussed with the Commission in March 2002, and the Commission never told Deltafina that the disclosure would affect Deltafina's immunity. On November 15, 2005, we received notification that the Commission had imposed fines totaling €30 million (about $42 million at the March 31, 2011 exchange rate) on Deltafina and Universal Corporation jointly for infringing European Union antitrust law in connection with the purchase and processing of tobacco in the Italian raw tobacco market.

We do not believe that the decision can be reconciled with the Commission's Statement of Objections or the facts. In January 2006, Deltafina and Universal Corporation each filed appeals in the General Court. Deltafina's appeal was held on September 28, 2010. For strategic reasons related to the defense of the Deltafina appeal, we withdrew our appeal. Based on consultation with outside legal counsel, we believe it is probable that Deltafina will prevail in the appeals process and we have not accrued a charge for the fine. If both Deltafina and Universal Corporation are ultimately found liable for the full amount of the fine, then accumulated interest on the fine would also be due and payable. Accumulated interest totaled approximately €5 million (about $8 million) at March 31, 2011. Deltafina has provided a bank guarantee to the Commission in the amount of the fine plus accumulated interest in order to stay execution during the appeals process.

Other Legal Matters

In addition to the above-mentioned matters, some of our subsidiaries are involved in other litigation or legal matters incidental to their business activities. While the outcome of these matters cannot be predicted with certainty, we are vigorously defending the matters and do not currently expect that any of them will have a material adverse effect on our financial position. However, should one or more of these matters be resolved in a manner adverse to our current expectation, the effect on our results of operations for a particular fiscal reporting period could be material.

Item 4. (Removed and Reserved)

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Equity

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "UVV." The following table sets forth the high and low sales prices per share of the common stock on the NYSE Composite Tape, based upon published financial sources, and the dividends declared on each share of common stock for the quarter indicated.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2011					
Cash dividends declared		$ 0.47	$ 0.47	$ 0.48	$ 0.48
Market price range	High	55.92	44.82	43.34	43.72
	Low	38.38	35.44	37.05	37.74
2010					
Cash dividends declared		$ 0.46	$ 0.46	$ 0.47	$ 0.47
Market price range	High	38.29	44.02	49.48	55.19
	Low	29.27	33.46	41.27	45.36
2009					
Cash dividends declared		$ 0.45	$ 0.45	$ 0.46	$ 0.46
Market price range	High	64.96	55.63	52.03	35.17
	Low	45.00	44.24	29.83	25.82

Our current dividend policy anticipates the payment of quarterly dividends in the future. However, the declaration and payment of dividends to holders of common stock is at the discretion of the Board of Directors and will be dependent upon our future earnings, financial condition, and capital requirements. Under the terms of our Series B 6.75% Convertible Perpetual Preferred Stock (the "Preferred Stock"), we may not declare or pay dividends on our common stock unless dividends on the Preferred Stock for the four most recent consecutive dividend periods have been declared and paid. The Preferred Stock contains provisions that prohibit the payment of cash dividends if certain income and shareholders' equity levels are not met. Under certain of our credit facilities, we must meet financial covenants relating to minimum tangible net worth and maximum levels of debt. If we were not in compliance with them, these financial covenants could restrict our ability to pay dividends. We were in compliance with all such covenants at March 31, 2011. At May 23, 2011, there were 1,448 holders of record of our common stock. See Notes 6 and 12 to the consolidated financial statements in Item 8 for more information on debt covenants and equity securities.

Purchases of Equity Securities

The following table summarizes our repurchases of our common stock for the three-month period ended March 31, 2011:

Period (1)	Total Number of Shares Repurchased	Average Price Paid Per Share (2)	Total Number of Shares Repurchased as Part of Publicly Announced Plans or Programs (3)	Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (3)
January 1, 2011 to January 31, 2011	113,790	$ 39.15	113,790	$ 92,378,796
February 1, 2011 to February 28, 2011	105,650	40.17	105,650	88,135,005
March 1, 2011 to March 31, 2011	109,500	42.23	109,500	83,510,350
Total	328,940	$ 40.51	328,940	$ 83,510,350

(1) Repurchases are based on the date the shares were traded. This presentation differs from the consolidated statement of cash flows, where the cost of share repurchases is based on the date the transactions were settled.

(2) Amounts listed for average price paid per share include broker commissions paid in the transactions.

(3) A stock repurchase plan, which was authorized by our Board of Directors, became effective and was publicly announced on November 5, 2009. It authorizes the purchase of up to $150 million in common stock in open market or privately negotiated transactions, subject to market conditions and other factors. The stock repurchase program will expire on the earlier of November 15, 2011, or when we have exhausted the funds authorized for the program.

Item 6. Selected Financial Data

	Fiscal Years Ended March 31,				
	2011	2010	2009	2008	2007
	(in thousands, except per share data, ratios and number of shareholders)				
Summary of Operations					
Sales and other operating revenues	$ 2,571,527	$ 2,491,738	$ 2,554,659	$ 2,145,822	$ 2,007,272
Income from continuing operations	$ 164,550	$ 170,345	$ 132,561	$ 116,484	$ 73,751
Income (loss) from discontinued operations	$ —	$ —	$ —	$ (145)	$ (36,059)
Net income	$ 164,550	$ 170,345	$ 132,561	$ 116,339	$ 37,692
Net income attributable to Universal Corporation (1)	$ 156,565	$ 168,397	$ 131,739	$ 119,156	$ 44,352
Earnings available to Universal Corporation common shareholders	$ 141,715	$ 153,547	$ 116,889	$ 104,306	$ 29,667
Return on beginning common shareholders' equity	15.6%	18.8%	13.0%	12.8%	3.8%
Earnings (loss) per share attributable to Universal Corporation common shareholders:					
Basic:					
From continuing operations	$ 5.94	$ 6.21	$ 4.57	$ 3.83	$ 2.53
From discontinued operations	$ —	$ —	$ —	$ (0.01)	$ (1.39)
Net income	$ 5.94	$ 6.21	$ 4.57	$ 3.82	$ 1.14
Diluted:					
From continuing operations	$ 5.42	$ 5.68	$ 4.32	$ 3.71	$ 2.52
From discontinued operations	$ —	$ —	$ —	$ (0.01)	$ (1.39)
Net income	$ 5.42	$ 5.68	$ 4.32	$ 3.70	$ 1.13
Financial Position at Year End					
Current ratio	3.08	2.75	2.74	3.33	2.23
Total assets	$ 2,227,867	$ 2,371,040	$ 2,138,176	$ 2,186,761	$ 2,328,822
Long-term obligations	$ 320,193	$ 414,764	$ 331,808	$ 402,942	$ 398,952
Working capital	$ 1,065,883	$ 1,078,077	$ 954,044	$ 1,028,732	$ 852,391
Total Universal Corporation shareholders' equity	$ 1,185,606	$ 1,122,570	$ 1,029,473	$ 1,115,631	$ 1,030,733
General					
Ratio of earnings to fixed charges	9.41	9.43	5.54	4.66	3.16
Ratio of earnings to combined fixed charges and preference dividends	5.17	5.29	3.55	3.16	2.29
Number of common shareholders	1,447	1,518	1,597	1,708	1,807
Weighted average common shares outstanding:					
Basic	23,859	24,732	25,570	27,263	25,935
Diluted	28,888	29,662	30,466	32,186	26,051
Dividends per share of convertible perpetual preferred stock (annual)	$ 67.50	$ 67.50	$ 67.50	$ 67.50	$ 67.50
Dividends per share of common stock (annual)	$ 1.90	$ 1.86	$ 1.82	$ 1.78	$ 1.74
Book value per common share	$ 41.85	$ 37.39	$ 32.66	$ 33.23	$ 30.34

(1) We hold less than a 100% financial interest in certain consolidated subsidiaries, and a portion of net income is attributable to the noncontrolling interests in those subsidiaries.

Since the early part of fiscal year 2008, our operations have consisted solely of our worldwide tobacco business. Prior to that time, we also owned lumber and building products and agri-products operations. The assets, liabilities, revenues, and expenses of the lumber and building products and agri-products businesses are reflected as discontinued operations for all applicable periods in the above table.

The calculations of the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preference dividends are shown in Exhibit 12. Fixed charges primarily represent interest expense we incurred during the designated reporting period, and preference dividends represent the pre-tax equivalent of dividends on preferred stock.

Significant items included in the operating results in the above table are as follows:

- Fiscal Year 2011 – $7.4 million reversal of a portion of a charge recorded in fiscal year 2005 to accrue a fine imposed by the European Commission on Deltafina, S.p.A., our subsidiary in Italy, related to tobacco buying practices in Spain. The reversal reflected a favorable European Union's General Court decision in Deltafina's appeal of the fine. We also recorded a $19.4 million gain on the assignment of farmer contracts and sale of related assets in Brazil to an operating subsidiary of a major customer. In addition to those items, which benefited fiscal year 2011 earnings, we recorded $21.5 million in restructuring and impairment costs during the year. A significant portion of those costs related to our decision to close our leaf tobacco processing operations in Canada and sell the assets of those operations. Restructuring charges were also recorded to recognize costs associated with voluntary early retirement offers in our U.S. operations and additional voluntary and involuntary separations in various other locations. On a combined basis, the net effect of these items increased income before income taxes by $5.3 million, and increased net income by $3.3 million, or about $0.12 per diluted share.

- Fiscal Year 2009 – $50.6 million in losses from currency remeasurement and exchange, primarily caused by the effect of the rapid devaluation of the Brazilian currency between June and December 2008. The effect of these losses was a reduction in net income of $32.9 million, or $1.08 per diluted share.

- Fiscal Year 2008 – $29.3 million in gains from currency remeasurement and exchange, reflecting the general strengthening of world currencies against the U.S. dollar and mark-to-market gains realized on forward contracts to hedge tobacco purchases in Brazil. We also recorded $12.9 million in restructuring costs, consisting partly of $7.9 million in severance and voluntary termination benefits associated with the downsizing of our operations in Canada, the release of farm managers and workers employed in flue-cured tobacco growing projects that we exited in Zambia and Malawi, a workforce reduction in our operations in Malawi, a decision to close and consolidate a sales and logistics office in Europe, and other cost reduction initiatives at several smaller locations. In addition, restructuring costs included $5 million of curtailment losses associated with actions taken to terminate a small defined benefit pension plan and freeze another small plan. We also recorded a separate charge of $7.8 million to accrue an obligation established by Malawi court rulings that require employers there to provide severance benefits in addition to company-sponsored pension benefits in employee retirement or termination situations. Those rulings also expanded the qualified compensation on which the severance benefit is based. In addition to these costs, our results for the fiscal year included a gain of $6.5 million on the sale of surplus timberland in Brazil. On a combined basis, the net effect of these items increased income before noncontrolling interest and income taxes by $15.1 million, and increased income from continuing operations and net income by $10.3 million, or $0.32 per diluted share.

- Fiscal Year 2007 – $30.9 million in impairment charges, primarily related to our exit from flue-cured growing projects in Africa at the end of the 2006-07 crop year. After noncontrolling interest and income tax effects, the charges reduced income from continuing operations and net income by $24.2 million, or $0.93 per diluted share. In addition, we recorded provisions for uncollectible farmer advances in Brazil and in several African countries totaling $31.9 million. Over half of those provisions related to the growing projects that we exited. The results also included lower-of-cost-or-market inventory provisions of $12.8 million related to tobacco produced in those African growing projects. After noncontrolling interest and income tax effects, the provisions reduced income from continuing operations and net income by $27.5 million, or $1.06 per diluted share. We also recorded a net loss on the sale of a significant portion of our non-tobacco operations and an impairment charge on the remaining non-tobacco operations held for sale. We completed the sale of those operations in fiscal year 2008. On a combined basis, those items created a loss from discontinued operations and reduced net income by $44.5 million before income taxes, $45.0 million after tax, or $1.74 per diluted share.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations is provided to enhance the understanding of, and should be read in conjunction with, Part I, Item 1, "Business" and Item 8, "Financial Statements and Supplementary Data." For information on risks and uncertainties related to our business that may make past performance not indicative of future results, or cause actual results to differ materially from any forward-looking statements, see "General," and Part I, Item 1A, "Risk Factors."

OVERVIEW

We are the leading global leaf tobacco merchant and processor. We derive most of our revenues from sales of processed tobacco to manufacturers of tobacco products throughout the world and from fees and commissions for specific services.

During the last three years, we have seen a rapidly developing supply cycle that began with shortages following the short African burley crops in 2008. Those shortages prompted customers to build inventories from the ensuing crops, and the intensity of that demand for all types of cigarette leaf, coupled with competition with commodity crops, increased the price of leaf at the farm level, which is a normal way of increasing supply. As leaf has become more available and prices have been influenced by a weakening U.S. dollar, customers have begun to reduce inventories. Lower cigarette demand in developed markets may have also have contributed to those reductions. The industry has now reached oversupply conditions, primarily in cigarette tobaccos. We are beginning to see the traditional effects of oversupply: margin pressures, falling leaf prices at the farm level, and increasing uncommitted dealer inventories. Each of the fiscal years in the period is described in the following information:

In fiscal year 2009, green tobacco costs were very high during most of the purchasing season, and farmers' costs for fertilizer and other input materials to produce crops for the following year were high as well. Green tobacco prices increased in U.S. dollar terms as the dollar weakened against most currencies early in the year. Those prices also increased in local currency terms to protect supply against competition from commodity crops, which were in great demand. By the end of the year, economic conditions had changed the environment and reduced the pressure on costs heading into fiscal year 2010. The U.S. dollar had strengthened as well, also reducing costs; however, because of the long product cycle, a significant portion of our cost in some areas had been incurred before the dollar strengthened.

In fiscal year 2010, the market was in balance with no significant amounts of uncommitted inventory in the hands of the dealer group. Large African burley crops that had threatened to create some excess were absorbed by the market. Although we began to see increased customer concern about costs, the higher cost of leaf was passed through in selling prices. One of our customers, Japan Tobacco, Inc., responded to higher crop costs and leaf supply concerns by announcing that they were preparing to source some of their leaf directly in the United States, Brazil, and Malawi.

In fiscal year 2011, we continued to see large burley crops while flue-cured production was reduced somewhat by a weather issue in Brazil. During the year, we began to see the signs of oversupply in lower margins and elevated dealer inventories. In addition, we assigned farmer contracts in Brazil to a subsidiary of Philip Morris International as part of their efforts to increase their direct sourcing capability there. In response to the customer efforts in direct sourcing and our need to reduce costs in an oversupplied market, we began a process of reviewing each of our operations with the purpose of rationalizing global operations to fit the new market conditions. That process has given rise to numerous cost-saving initiatives, and it is continuing.

We achieved strong results for fiscal year 2011, particularly in light of the challenging market conditions that we faced. Recent customer efforts to obtain leaf directly from farmers have changed parts of our business. In the last two years, both Japan Tobacco and Philip Morris International have taken steps to purchase more of their leaf needs directly from farmers. As we have said, we believe we have already experienced the effects of Japan Tobacco's increase in direct leaf procurement on our volumes in fiscal year 2011 in the United States, Malawi, and Brazil. Philip Morris International's assumption of farmer contracts will reduce our purchases of Brazilian leaf in fiscal year 2012. We continue to expect that, after contracts expire this month, our processing volumes in the United States will decline significantly. As we noted last year, we estimate that reduction will cause a decrease of about $30 million in operating income. We have had some success in broadening our customer base and expanding the services we offer our customers. However, in the near term, we will not be able to replace all the processing volumes lost in the United States.

At the same time, we are experiencing the effects of leaf oversupply that we have been predicting, and we expect to see the financial impact of lower leaf prices and tighter margins that typify such cycles in fiscal year 2012. We believe that during the two prior fiscal years of higher than normal demand, a number of customers increased their leaf inventory levels. Those higher inventories, combined with softer cigarette sales in some markets, have led to reduced leaf demand for current crops, evidenced by slower than normal purchasing in major markets.

Periodic cycles of under- and oversupply of leaf are not unusual in our business, and we have successfully navigated oversupplied markets throughout the history of the company. Although dealer unsold inventories are currently not excessive, we expect them to grow significantly during this season. Our uncommitted inventories are still at a manageable level, and we are working aggressively to avoid accumulating excess inventories during the oversupply period. However, we will not be able to avoid some accumulation of unsold inventory or the inevitable pressure on margins that comes with an oversupply.

We believe that our discipline and conservative capital structure will stand us in good stead during this period. In addition, our cost-saving restructuring initiatives are well underway, and we will continue to review our operations to control or reduce costs. We have continued to assert the value that the dealer industry adds to the system, both to the manufacturer and farmer, and that is especially important in today's markets.

RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2011, Compared to the Fiscal Year Ended March 31, 2010

For the fiscal year ended March 31, 2011, diluted earnings per share were $5.42, down about 5% from last year's record earnings of $5.68 per diluted share. Net income attributable to Universal Corporation for fiscal year 2011 was $156.6 million, a decrease of 7% compared to $168.4 million last year, primarily due to lower results in our South American operations and Oriental tobacco joint venture. Revenues for fiscal year 2011 were $2.6 billion, a 3% increase compared to last year, reflecting higher selling prices on lower volumes shipped during the period. The price increases were generally related to higher green leaf costs and the effects of a weak U.S. dollar.

Results for fiscal year 2011 also include the effects of several non-recurring items, which provided a net pretax benefit of $5.3 million, or about $0.12 per diluted share. During the third fiscal quarter, we recorded a net gain of $19.4 million before taxes, or $0.44 per diluted share, to recognize the assignment of tobacco production contracts with approximately 8,100 farmers in Brazil, along with the sale of related assets, to a subsidiary of Philip Morris International ("PMI"). In addition, the second fiscal quarter included a benefit of $7.4 million before taxes, or $0.17 per diluted share, for the reversal of a portion of a previously recorded European Commission fine after a favorable court ruling. These gains were largely offset by the effects of combined restructuring and impairment charges associated with our initiatives to adjust various operations and reduce costs, including a significant portion related to the closure of our Simcoe operations in Canada. Most of the restructuring costs represent accruals for employee termination benefits at operating locations in North America, South America, Africa, and Europe and at corporate headquarters. Total restructuring and impairment costs for the fiscal year ended March 31, 2011, were $21.5 million, or $0.49 per diluted share, of which about $5.6 million are noncash charges.

Cost of goods sold increased by nearly 6% due to the influence on leaf prices of a weaker U.S. dollar and higher farm input costs, as well as a lower proportion of stem in the sales mix. Selling, general, and administrative expenses decreased by more than $33 million, or 12%, compared to last year. Predominant factors in the reduced expense for the year included the $7.4 million reversal of the European Commission fine, an $11 million comparative benefit from net currency remeasurement and exchange gains in the current year compared with net losses in the prior year, last year's accruals for costs associated with the Foreign Corrupt Practices Act ("FCPA") matter, and lower compensation expense.

Interest expense for the year decreased by $1.2 million as the impact of higher average debt balances was outweighed by lower average effective interest rates. Interest income increased by $1.5 million compared to last year primarily due to the recognition of interest income on the return of funds escrowed to bond the appeal of the European Commission fine.

The consolidated effective income tax rate for the twelve months ended March 31, 2011, was approximately 32% versus nearly 34% for fiscal year 2010. In both cases, the full year rate was lower than the 35% U.S. federal statutory rate due to the recognition of foreign tax credits and to the reversal of previously recorded liabilities for uncertain tax positions based on favorable resolution or expiration of statutes of limitations for the related tax years.

Flue-cured and Burley Leaf Tobacco Operations

For the fiscal year ended March 31, 2011, operating income for the flue-cured and burley tobacco operations was about $229 million, a 4% decrease compared to the prior year's record $240 million results. The decrease was caused primarily by reduced volumes and margins in some operations within the Other Regions segment. Revenues for the group were relatively flat as reduced volumes for the year in South America, Europe, and North America, were balanced by higher volumes in Africa and Asia.

Operating income of $170 million for the Other Regions segment was down about 7% compared to the prior year. Earnings in Africa increased over the previous year on higher sales volumes as well as additional third-party processing. The region also benefited from net gains on foreign currency remeasurement and exchange compared to net losses in the prior year. Asia results were improved for the year as well, primarily due to higher volumes from larger crops in the Philippines and better margins related to lower unit costs on those volumes. South America results were down significantly, affected by lower volumes sold from both Brazil and Argentina. A smaller Brazilian crop due to weather conditions, significantly lower customer demand for Argentine leaf, and the effects of customer inventory corrections all reduced volumes. Margins also declined on higher unit production costs and higher green leaf prices. Earnings in Europe were also down for the fiscal year on lower volumes and margins, lower exchange gains this year, and the translation effects of a stronger dollar against the Euro and other European currencies. Overall results for this segment benefited from lower selling, general, and administrative expenses caused by the previously mentioned currency gains as well as lower overhead expenses, in part related to FCPA and employment costs in the prior year. Although overall volumes for the Other Regions segment were down, cost of sales increased on higher leaf costs, in part due to the weaker dollar. Overall segment revenues were up as those higher costs of leaf were reflected in selling prices.

The North America segment reported improved operating income of $59 million as lower U.S. volumes from the fiscal year 2011 crop were offset by sales of carryover crops, additional third-party processing business in the United States, and lower overhead charges. Revenues for the segment were down by about 5% on reduced sales volumes despite improved product mix. Cost of sales for this segment was lower on overall lower volumes sold, while selling, general and administrative costs benefited from overhead reductions.

Other Tobacco Operations

In the Other Tobacco Operations segment, operating income for fiscal year 2011 declined by 28% to about $29 million, due primarily to significantly lower results from the oriental tobacco joint venture on reduced sales volumes on customer inventory adjustments as well as lower margins and smaller currency remeasurement gains. Dark tobacco results were flat compared with the prior fiscal year as the effects of increased volumes and reductions in domestic overhead costs were reduced by lower earnings resulting from the weather-damaged Indonesian crop, which is also expected to affect next fiscal year's results. Revenues for this segment increased by 20% to $287 million, primarily related to higher sales in the just-in-time services group, increased dark tobacco shipments after a soft beginning to the prior year, and higher imports of oriental tobacco into the United States. Those higher volumes also caused an increase in cost of sales while selling general and administrative costs were flat.

Fiscal Year Ended March 31, 2010, Compared to the Fiscal Year Ended March 31, 2009

Diluted earnings per share for the fiscal year ended March 31, 2010, were $5.68, up 31% from last year's results of $4.32 per diluted share in the fiscal year ended March 31, 2009. Net income improved by 28% to a record $168 million. Results for fiscal year 2009 had been overshadowed by large currency losses in South America. Those losses were not repeated in fiscal year 2010, accounting for a large portion of the change. Revenues were down by about 2%, reflecting lower volumes in several areas, offset by improved sales mix as lower priced by-products constituted a smaller proportion of total sales. Lower volumes were primarily attributable to shipment delays during fiscal year 2010 in some regions, lower trading volumes in North America, and last year's accelerated shipments of dark tobacco during fiscal year 2009.

Cost of sales was 4% lower primarily because of lower volumes in some segments, and lower costs in areas where currency changes lowered inventory costs. Selling, general, and administrative expenses decreased by about $24 million, or 8%, compared to last year. The primary factor in the reduced expense for fiscal year 2010 was lower currency remeasurement and exchange losses, which were down $45 million. That change more than offset the effect of other items, including higher incentive compensation expense, higher legal and professional costs, and lower gains on the sale of property and equipment.

Compared to fiscal year 2009, interest expense was about $11 million lower, largely due to the reduction in short-term borrowing rates during the year. About 70% of our debt was based on variable interest rates. The rate reduction also reduced interest income during fiscal year 2010.

Income tax expense increased by $22 million as a slightly higher effective tax rate was applied to higher income before taxes. Although the rate was higher than the rate in fiscal year 2009, it remained below the U.S. statutory rate in fiscal year 2010, primarily because of the reversal of liabilities previously recorded for uncertain tax positions based on the expiration of statutes of limitations for the related tax years and other factors. Those adjustments more than offset an accrual to record U.S. income taxes on earnings that were previously considered to be permanently reinvested offshore, as well as other smaller adjustments.

Flue-cured and Burley Leaf Tobacco Operations

Fiscal year 2010 operating income for our flue-cured and burley operations was up 27%, to $240 million, which was a record for the group. The $51 million increase was primarily related to lower currency costs, but fiscal year 2010 also saw much higher Asian trading volumes and the benefits of management's focus on improving the profitability of smaller operations that had been marginal performers in past years. Revenue for this group was off slightly as lower volumes in most regions were largely offset by the Asian increases.

In the North America segment, the effects of lower U.S. trading volumes, lower sales of carryover crops, and a smaller Canadian crop were more than offset by improvements in smaller operations, which included better experience with farmer receivables and improved pricing. The segment's operating income increased 19%, to $57 million. The volume reductions were primarily in sales of lamina rather than by-products, and the combination of lower volumes and sales mix caused revenues to decline by 14%, and caused a decrease in cost of sales as well. Selling, general, and administrative expenses were also down in this segment, mainly reflecting lower provisions against farmer receivables.

Results for the Other Regions segment improved by 30%, to $183 million, largely on the strength of lower currency costs in fiscal year 2010. The reduction in currency costs primarily benefited South American operations where the rapid strengthening of the U.S. dollar in fiscal year 2009 caused a loss in value of local currency balances, primarily related to farmer receivables. The U.S. dollar remained relatively strong through the following spring and reduced the cost of the crop sold in fiscal year 2010. Asian trading volumes increased for the second consecutive year. African results were down slightly as delayed shipments related to logistical issues hampered performance, despite significant catch-up shipments late in the year. In Europe, higher green leaf costs proved difficult to recover in sales prices, although improvement in smaller operations benefited the region. Revenues for the Other Regions segment increased based primarily on the higher Asian trading volumes. Cost of sales declined as the stronger U.S. dollar near the beginning of fiscal year 2010 reduced costs despite higher local pricing in many areas. Selling, general, and administrative expenses were down substantially for the group on lower currency related costs for fiscal year 2010.

Other Tobacco Operations

Results for the Other Tobacco Operations segment were down by 5%, or about $1.9 million, compared to the fiscal year ended March 31, 2009, mainly due to lower earnings from the dark tobacco group. Near the end of fiscal year 2009, the dark tobacco operations experienced a surge in sales as customers accelerated purchases in anticipation of the enactment of U.S. excise tax increases. The dark tobacco group also incurred costs to consolidate their U.S. processing operations in fiscal year 2010. Results for the oriental tobacco joint venture benefited from a decrease in interest expense.

Segment revenues were lower in fiscal year 2010 compared to fiscal year 2009. Dark tobacco revenues declined on reduced volumes compared to fiscal year 2009's accelerated shipments. Although the oriental tobacco joint venture is not a consolidated operation, it sells some leaf to a consolidated Universal subsidiary for import to customers in the United States. The revenue from those sales is included in revenues for Other Tobacco Operations. Some of those sales have been carried over into fiscal year 2011 and reduced revenues for fiscal year 2010. Segment volume reductions also reduced cost of sales. Selling, general, and administrative expenses for the segment decreased, primarily reflecting currency benefits in fiscal year 2010.

Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") has issued the following Accounting Standard Updates that are relevant to our accounting and financial reporting and will become effective in future periods:

- FASB Accounting Standards Update 2009-13, "Multiple-Deliverable Revenue Arrangements" ("ASU 2009-13"), which was issued by the FASB in October 2009. ASU 2009-13 establishes a selling price hierarchy for determining the selling price of a deliverable in a multiple-deliverable arrangement. It also requires additional disclosures about the methods and assumptions used to evaluate multiple-deliverable arrangements and to identify the significant deliverables within those arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, which means that we will be required to adopt the guidance effective April 1, 2011, the beginning of our fiscal year 2012. The adoption of ASU 2009-13 is not expected to have a material effect on our financial statements.

- FASB Accounting Standards Update 2011-04, "Fair Value Measurement" ("ASU 2011-04"), which was issued in May 2011. The primary focus of ASU 2011-04 is the convergence of accounting requirements for fair value measurements and related financial statement disclosures under U.S. GAAP and International Financial Reporting Standards ("IFRS"). While ASU 2011-04 does not significantly change existing guidance for measuring fair value, it does require additional disclosures about fair value measurements and changes the wording of certain requirements in the guidance to achieve consistency with IFRS. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011, and is required to be applied prospectively. We are currently evaluating the revised guidance to determine the effect it will have on our financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Overview

During the fiscal year ended March 31, 2011, our operations generated positive operating cash flows. Seasonal working capital requirements were higher during the year as the weaker dollar and higher crop input prices increased the cost of green tobacco. Despite these requirements, we had more than sufficient liquidity to meet our needs. We also continued our conservative financial policies, maintained our discipline on using our free cash flow, and reduced our leverage ratios while returning funds to shareholders.

Our liquidity and capital resource requirements are predominantly short-term in nature and primarily relate to working capital required for seasonal tobacco crop purchases. Working capital needs are seasonal within each geographic region. The geographic dispersion and the timing of working capital needs permit us to predict our general level of cash requirements, although crop size, prices paid to farmers, and currency fluctuations affect requirements during each year. The marketing of the crop in each geographic area is heavily influenced by weather conditions and follows the cycle of buying, processing, and shipping of the tobacco crop. The timing of individual customer shipping requirements may change the level or the duration of crop financing. Despite a predominance of short-term needs, we maintain a relatively large portion of our total debt as long-term to avoid liquidity risk.

We believe that our financial resources are adequate to support our capital needs for at least the next twelve months. Our seasonal working capital requirements typically increase from March to September by as much as $300 million. That funding requirement is primarily related to our Other Regions segment and includes purchasing crops in South America and Africa. The amount can vary significantly depending upon such factors as crop sizes, the price of leaf, the relative strength of the U.S. dollar, and shipment and customer payment timing differences. We deal with this uncertainty by maintaining substantial credit lines and cash balances. In addition to our operating requirements for working capital, we have $95 million in medium-term notes maturing in September 2011, and we expect to provide around $10 million in funding to our pension plans. Available capital resources from our cash balances, a committed credit facility, and uncommitted credit lines exceed those anticipated needs. After balancing our capital structure, any excess cash flow from operations after dividends and capital expenditures will be available to fund expansion, purchase our stock, or otherwise enhance shareholder value.

Cash Flow

Our operations provided about $54 million in operating cash flows in fiscal year 2011, and we received $40 million from the assignment of farmer assets and the sale of related assets to an affiliate of Philip Morris International in Brazil and from other asset sales. Using those funds and some of our cash balances, we spent $39 million on capital projects, returned $60 million to shareholders in the form of dividends, reduced our total debt by $42 million, and spent $47 million on repurchases of our common stock. Cash flow from customer advances and deposits was $194 million lower in fiscal year 2011. These funds vary from year to year based on customer needs and buying patterns. At March 31, 2011, cash balances totaled $141 million.

Working Capital

Working capital at March 31, 2011, was nearly $1.1 billion, flat with last year's level. However, many of the components of working capital changed significantly. Cash and cash equivalents decreased by almost $105 million. Most of that decline reflected lower customer deposits and advances which were $99 million below March 31, 2010 levels. Accounts receivable balances were $69 million higher, primarily due to African shipments that were delayed into the quarter ended March 31, 2011. Accounts payable decreased by $47 million in large part due to decreased tobacco purchases in South America. We are growing less tobacco in Brazil this year, and farmer crop deliveries are slower than normal.

Tobacco inventories at March 31, 2011, were down almost $70 million. Lower inventories in North America due to sales of carryover crops there and lower current crop purchases in Brazil were partially offset by higher inventories in Africa on larger crops and in Europe on higher tobacco cost. We usually finance inventory with a mix of cash, notes payable, and customer deposits, depending on our borrowing capabilities, interest rates, and exchange rates, as well as those of our customers. We generally do not purchase material quantities of tobacco on a speculative basis. However, when we contract directly with farmers, we are obligated to buy their entire crop. Our uncommitted tobacco inventories increased by approximately $10 million to $171 million, or about 23% of tobacco inventory. Uncommitted inventories at March 31, 2010, were $161 million, which represented 20% of tobacco inventory.

Share Repurchase Activity

We continued to repurchase shares of our common stock during fiscal year 2011. In November 2009, the Board of Directors approved a new share repurchase program, which superseded an expiring program. The program expires on November 15, 2011 and authorizes purchases of up to $150 million of our common stock. Under the authorization, we will purchase shares from time to time in the open market or in privately negotiated transactions at prices not exceeding prevailing market rates. In determining our level of common share repurchase activity, our intent is to use only cash available after meeting our capital investment, dividend, and working capital requirements. As a result, our execution of the repurchase program may vary as we realize changes in cash flow generation and availability. In fiscal year 2011, we purchased 1,113,125 shares of our common stock at a total cost of about $46.7 million, based on trading dates. At March 31, 2011, our available authorization under our current share repurchase program was $83.5 million, and approximately 23.2 million common shares were outstanding.

Capital Spending

Our capital expenditures are generally limited to those that add value for the customer, replace or maintain equipment, increase efficiency, or position us for future growth. Our capital expenditures were approximately $39 million in fiscal year 2011, $58 million in fiscal year 2010, and $36 million in fiscal year 2009. Depreciation expense was approximately $44 million in fiscal year 2011 and $41 million in each of fiscal years 2010 and 2009. Our intent is to limit routine capital spending to a level below depreciation expense in order to maintain strong cash flow. We currently have no major capital expenditures planned in fiscal year 2012. However, from time to time we may undertake additional projects pursuant to customer requirements.

Outstanding Debt and Other Financing Arrangements

We consider the sum of notes payable and overdrafts, long-term debt (including current portion), and customer advances and deposits, less cash, cash equivalents, and short-term investments on our balance sheet to be our net debt. We also consider our net debt plus shareholders' equity to be our total capitalization. Net debt decreased by $37 million to $432 million during the twelve months ended March 31, 2011. The decrease primarily reflects lower customer deposits and notes payable and overdrafts offsetting lower cash balances. Net debt as a percentage of capitalization was approximately 27% at March 31, 2011, down from 29% at March 31, 2010, and it was lower than our target range of 35% to 45% of total capitalization. We repaid $15 million in maturing long-term debt during fiscal year 2011, and we have $95 million maturing during fiscal year 2012. We also have an active, undenominated shelf registration filed with the SEC, which provides for future issuance of additional debt or equity securities.

As of March 31, 2011, we, together with our consolidated affiliates, had approximately $549 million in uncommitted lines of credit, of which approximately $399 million were unused and available to support seasonal working capital needs. We also had approximately $141 million in cash and cash equivalents, and we have a five-year committed revolving credit facility totaling $400 million. We entered into the facility in August 2007, and it will mature on August 31, 2012. As of March 31, 2011, we had no borrowings under the facility. Under the terms of our bank agreement, we must maintain certain levels of tangible net worth and observe restrictions on debt levels. We were in compliance with all such covenants at March 31, 2011.

Derivatives

From time to time, we use interest rate swap agreements to manage our exposure to changes in interest rates. These agreements typically adjust interest rates on designated long-term obligations from fixed to variable. The swaps are accounted for as fair value hedges. At March 31, 2011, the fair value of our outstanding interest rate swap agreements was $10.2 million, and the notional amount swapped was $245 million. In fiscal year 2011, active swaps reduced interest expense by $8 million.

We also enter forward contracts from time to time to hedge certain foreign currency exposures, primarily related to forecast purchases of tobacco and related processing costs in Brazil as well as our net monetary asset exposure in the local currency there. We generally account for our hedges of forecast tobacco purchases as cash flow hedges. At March 31, 2011, the fair value of our open contracts designated as hedges was approximately $2.4 million. We also had other forward contracts outstanding that were not designated as hedges, and the fair value of those contracts was not material at March 31, 2011. For additional information, see Note 9 to the consolidated financial statements in Item 8.

Pension Funding

Funds supporting our ERISA-regulated U.S. defined benefit pension plans increased by $14 million to $178 million because of gains in the investment portfolio during the fiscal year. By April 30, 2011, the market value of the fund was about $182 million. The accumulated benefit obligation ("ABO") and the projected benefit obligation ("PBO") were approximately $190 million and $211 million, respectively, as of March 31, 2011. The ABO and PBO are calculated on the basis of certain assumptions that are outlined in Note 11 to the consolidated financial statements in Item 8. We expect to make contributions of about $5 million to our ERISA-regulated plans during the next year. It is our policy to monitor the performance of the funds and to review the adequacy of our funding and plan contributions.

Contractual Obligations

Our contractual obligations as of March 31, 2011, were as follows:

(in thousands of dollars)	Total	2012	2013-2014	2015-2016	After 2016
Notes payable and long-term debt (1)	$ 610,362	$ 266,923	$ 239,272	$ 104,167	$ —
Operating lease obligations	50,153	19,176	15,196	8,467	7,314
Inventory purchase obligations:					
Tobacco	648,787	555,980	92,807	—	—
Agricultural materials	46,025	46,025	—	—	—
Other purchase obligations	9,110	8,930	180	—	—
Total	$ 1,364,437	$ 897,034	$ 347,455	$ 112,634	$ 7,314

(1) Includes interest payments. Interest payments on $149 million of variable rate debt were estimated on the basis of March 31, 2011 rates.

In addition to principal and interest payments on notes payable and long-term debt, our contractual obligations include operating lease payments, inventory purchase commitments, and capital expenditure commitments. Operating lease obligations represent minimum payments due under leases for various production, storage, distribution, and other facilities, as well as vehicles and equipment. Tobacco inventory purchase obligations primarily represent contracts to purchase tobacco from farmers. The amounts shown above are estimates since actual quantities purchased will depend on crop yield and prices will depend on the quality of the tobacco delivered. About half of our crop year contracts to purchase tobacco are with farmers in Brazil. We have partially funded our tobacco purchases in Brazil and in other regions with advances to farmers and other suppliers, which totaled approximately $161 million at March 31, 2011. In addition, we have guaranteed bank loans to farmers in Brazil that relate to a portion of our tobacco purchase obligations there. At March 31, 2011, we were contingently liable under those guarantees for outstanding balances of approximately $73 million (including accrued interest), and we had recorded a liability of approximately $21 million for the fair value of those guarantees. As tobacco is purchased and the related bank loans are repaid, our contingent liability is reduced.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

In preparing the financial statements in accordance with GAAP, we are required to make estimates and assumptions that have an impact on the assets, liabilities, revenue, and expense amounts reported. These estimates can also affect our supplemental information disclosures, including information about contingencies, risk, and financial condition. We believe, given current facts and circumstances, our estimates and assumptions are reasonable, adhere to GAAP, and are consistently applied. However, changes in the assumptions used could result in a material adjustment to the financial statements. Our critical accounting estimates and assumptions are in the following areas:

Inventories

Inventories of tobacco are valued at the lower of cost or market with cost determined under the specific cost method. Raw materials are clearly identified at the time of purchase. We track the costs associated with raw materials in the final product lots, and maintain this identification through the time of sale. We also capitalize direct and indirect costs related to processing raw materials. This method of cost accounting is referred to as the specific cost or specific identification method. We write down inventory for changes in market value based upon assumptions related to future demand and market conditions if the indicated market value is below cost. Future demand assumptions can be impacted by changes in customer sales, changes in customers' inventory positions and policies, competitors' pricing policies and inventory positions, changing customer needs, and varying crop sizes and qualities. Market conditions that differ significantly from those assumed by management could result in additional write-downs. We experience inventory write-downs routinely. Inventory write-downs in fiscal years 2011, 2010, and 2009 were $8.5 million, $1.3 million, and $3.5 million, respectively.

Advances to Suppliers and Guarantees of Bank Loans to Suppliers

We provide agronomy services and seasonal crop advances of, or for, seed, fertilizer, and other supplies. These advances are short term in nature and are customarily repaid upon delivery of tobacco to us. Primarily in Brazil, we have also made long-term advances to tobacco farmers to finance curing barns and other farm infrastructure. In Brazil, we also guarantee both short-term and long-term loans made to farmers for the same purposes. In some years, due to low crop yields and other factors, individual farmers may not deliver sufficient volumes of tobacco to repay maturing advances. In that case, we may extend repayment of the advances into the following crop year or satisfy the guarantee by acquiring the loan from the bank. In either situation, we will incur losses whenever we are unable to recover the full amount of the loans and advances. At each reporting period, we must make estimates and assumptions in determining the valuation allowance for advances to farmers and the liability to accrue for our obligations under bank loan guarantees.

Recoverable Value-Added Tax Credits

In many foreign countries, we pay significant amounts of value-added tax ("VAT") on purchases of unprocessed and processed tobacco, crop inputs, packing materials, and various other goods and services. In some countries, VAT is a national tax, and in other countries it is assessed at the state level. Items subject to VAT vary from jurisdiction to jurisdiction, as do the rates at which the tax is assessed. When we sell tobacco to customers in the country of origin, we generally collect VAT on those sales. We are normally permitted to offset our VAT payments against those collections and remit only the incremental VAT collections to the tax authorities. When tobacco is sold for export, VAT is normally not assessed. In countries where our tobacco sales are predominately for export markets, we often do not generate enough VAT collections on downstream sales to fully offset our VAT payments. In those situations, we can accumulate unused VAT credits. Some jurisdictions have procedures that allow companies to apply for refunds of unused VAT credits from the tax authorities, but the refund process often takes an extended period of time and it is not uncommon for refund applications to be challenged or rejected in part on technical grounds. Other jurisdictions may permit companies to sell or transfer unused VAT credits to third parties in private transactions, although approval for such transactions must normally be obtained from the tax authorities, limits on the amounts that can be transferred are usually imposed, and the proceeds realized may be heavily discounted from the face value of the credits. Due to these factors, in some countries we can accumulate significant balances of VAT credits over time. We review these balances on a regular basis, and we record valuation allowances on the credits to reflect amounts that we do not expect to recover, as well as discounts anticipated on credits we expect to sell or transfer. In determining the appropriate valuation allowance to record in a given jurisdiction, we must make various estimates and assumptions about factors affecting the ultimate recovery of the VAT credits. At March 31, 2011, the gross balance of recoverable tax credits (primarily VAT) totaled approximately $75 million, and the related valuation allowance totaled approximately $22 million.

Goodwill

We review the carrying value of goodwill for potential impairment on an annual basis and at any time that events or business conditions indicate that it may be impaired. We follow applicable accounting guidance in determining the fair value of goodwill, which normally involves the use of discounted cash flow models (Level 3 of the fair value hierarchy under GAAP). The calculations in these models are normally not based on observable market data from independent sources and therefore require significant management judgment with respect to operating earnings growth rates and the selection of an appropriate discount rate. Neither a one-percentage-point increase in the discount rate assumption nor a one-percentage-point decline in the cash flow growth rate assumption would result in an impairment charge. However, significant changes in estimates of future cash flows, such as those caused by unforeseen events or changes in market conditions could result in an impairment charge. The majority of our goodwill relates to our reporting unit in Brazil.

Fair Value Measurements

We hold various financial assets and financial liabilities that are required to be measured and reported at fair value in our financial statements, including money market funds, trading securities associated with deferred compensation plans, interest rate swaps, forward foreign currency exchange contracts, and guarantees of bank loans to tobacco growers in Brazil. We follow the relevant accounting guidance in determining the fair values of these financial assets and liabilities. Quoted market prices (Level 1 of the fair value hierarchy) are used in most cases to determine the fair values of money market funds and trading securities. Interest rate swaps and forward foreign currency exchange contracts are valued based on dealer quotes using discounted cash flow models matched to the contractual terms of each instrument (Level 2 of the fair value hierarchy). The fair value of the guarantees of bank loans to tobacco growers, which was approximately $21 million at March 31, 2011, is derived using an internally-developed discounted cash flow model. The model requires various inputs, including historical loss percentages for comparable loans and a risk-adjusted interest rate. Because significant management judgment is required in determining and applying these inputs to the valuation model, our process for determining the fair value of these guarantees is classified as Level 3 of the fair value hierarchy. At March 31, 2011, a 1% increase in the expected loss percentage for all guaranteed farmer loans would have increased the fair value of the guarantee obligation by approximately $0.8 million. A 1% change in the risk-adjusted interest rate would not have had a material effect on the fair value of the guarantee obligation. We incorporate credit risk in determining the fair values of our financial assets and financial liabilities, but that risk did not materially affect the fair values of any of those assets or liabilities at March 31, 2011.

Income Taxes

Our consolidated effective income tax rate is based on our expected taxable income, tax laws and statutory tax rates, and tax planning opportunities in the various jurisdictions in which we operate. Significant judgment is required in determining the effective tax rate and evaluating our tax position. The effective tax rate is applied to quarterly operating results. We are subject to the tax laws of many jurisdictions, and could be subject to a tax audit in each of these jurisdictions, which could result in adjustments to tax expense in future periods. In the event that there is a significant, unusual, or one-time item recognized in our results, the tax attributed to that discrete item would be recorded at the same time as the item.

Our accounting for uncertain tax positions requires that we review all significant tax positions taken, or expected to be taken, in income tax returns for all jurisdictions in which we operate. In this review, we must assume that all tax positions will ultimately be audited, and either accepted or rejected based on the applicable tax regulations by the tax authorities for those jurisdictions. We must recognize in our financial statements only the tax benefits associated with tax positions that are "more likely than not" to be accepted upon audit, at the greatest amount that is considered "more likely than not" to be accepted. These determinations require significant management judgment, and changes in any given quarterly or annual reporting period could affect our consolidated income tax rate.

Tax regulations require items to be included in the tax return at different times than the items are reflected in the financial statements. As a result, our effective tax rate reflected in the financial statements is different than that reported in our tax returns. Some of these differences are permanent, such as expenses that are not tax deductible, while others are related to timing issues, such as differences in depreciation methods. Timing differences create deferred tax assets and liabilities. Deferred tax liabilities generally represent tax expense recognized in our financial statements for which payment has been deferred or income taxes related to expenses that have not yet been recognized in the financial statements but have been deducted in our tax return. Deferred tax assets generally represent items that can be used as a tax deduction or credit in future tax returns for which we have already recorded the tax benefit in our financial statements. We record valuation allowances for deferred tax assets when the amount of estimated future taxable income is not likely to support the use of the deduction or credit. Determining the amount of such valuation allowances requires significant management judgment, including estimates of future taxable income in multiple tax jurisdictions where we operate. Based on our periodic earnings forecasts, we project the upcoming year's taxable income to help us evaluate our ability to realize deferred tax assets. We had small net operating loss ("NOL") carryforwards in several foreign jurisdictions at March 31, 2011. Based on future estimates of taxable income and/or available tax planning strategies in those jurisdictions, we expect to fully realize those NOL carryforwards.

At the beginning of fiscal year 2010, we had approximately $52 million of undistributed earnings of foreign subsidiaries on which no provision for U.S. income taxes had been recorded because those earnings were designated as permanently reinvested. Effective March 31, 2010, we changed the classification of those earnings to reflect a change in our intent to repatriate the earnings consistent with appropriate tax planning and good business practice in the respective foreign countries. As a result of this change, approximately $3.5 million of additional income tax expense was recognized in fiscal year 2010 to record the applicable U.S. tax liability. We currently have no undistributed earnings of foreign subsidiaries that are classified as permanently reinvested.

The functional currency in most of our significant foreign operations is the U.S. dollar, as export tobacco sales are generally made in dollars. Purchasing and processing costs are usually incurred in local currency. When the U.S. dollar is weakening relative to the local currency, purchasing and processing costs increase in dollar terms, resulting in higher cost inventory. The sale of that inventory in dollars generates less taxable income in local currency, which results in lower income taxes owed when translated into U.S. dollars. This causes the effective income tax rate on dollar income to be lower than the statutory rate in the local country. The reverse can occur when the local currency is weakening relative to the U.S. dollar, thereby causing the effective income tax rate on dollar earnings to be above the statutory rate. This impact on our effective income tax rate in a country can be significant during a normal crop cycle. A prolonged period of strengthening or weakening over more than one crop may increase the impact if we sell material quantities of old crop inventories. Lower-taxed foreign source income increases our ability to use foreign tax credits. Higher-taxed foreign source income has the reverse effect. When these changes occur in our larger operations, such as our operations in Brazil, they can have a material impact on our overall tax position.

For additional disclosures on income taxes, see Notes 1 and 5 to the consolidated financial statements in Item 8.

Pension and Other Postretirement Benefit Plans

The measurement of our pension and postretirement obligations and costs are dependent on a variety of assumptions determined by management and used by our actuaries. These assumptions include estimating the present value of projected future pension payments to all plan participants, taking into consideration the likelihood of potential future events such as salary increases and demographic experience. The assumptions we have made may have an effect on the amount and timing of future contributions. The plan trustee conducts an independent valuation of the fair value of pension plan assets. The significant assumptions used in the calculation of pension and postretirement obligations are:

- Discount rate – The discount rate is based on investment yields on a hypothetical portfolio of long-term corporate bonds rated AA that align with the cash flows for our benefit obligations.

- Salary scale – The salary scale assumption is based on our long-term actual experience for salary increases, the near-term outlook, and expected inflation.

- Expected long-term return on plan assets – The expected long-term return on plan assets reflects asset allocations and investment strategy adopted by the Pension Investment Committee of the Board of Directors.

- Retirement and mortality rates – Retirement rates are based on actual plan experience along with our near-term outlook. Early retirement assumptions are based on our actual experience. Mortality rates are based on standard group annuity (RP-2000) mortality tables which have been updated to reflect improvements in projected life expectancy.

- Healthcare cost trend rates – For postretirement medical plan obligations and costs, we make assumptions on future inflationary increases in medical costs. These assumptions are based on our actual experience, along with third-party forecasts of long-term medical cost trends.

The effects of actual results differing from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense in such future periods.

Sensitivity Analysis. The effect of the indicated decrease or increase in the selected assumptions is shown below, assuming no change in benefit levels:

(in thousands of dollars)	Effect on 2011 Projected Benefit Obligation Increase (Decrease)	Effect on 2012 Annual Expense Increase (Decrease)
Changes in Assumptions for Pension Benefits		
Discount Rate:		
1% increase	$ (27,535)	$ (2,624)
1% decrease	33,438	3,084
Salary Scale:		
1% increase	6,824	1,523
1% decrease	(6,465)	(1,433)
Long-Term Rate of Return on Assets:		
1% increase	N/A	(1,990)
1% decrease	N/A	1,991
Changes in Assumptions for Other Postretirement Benefits		
Discount Rate:		
1% increase	(3,784)	(349)
1% decrease	4,491	150
Healthcare Cost Trend Rate:		
1% increase	1,386	75
1% decrease	(1,210)	(66)

See Note 11 to the consolidated financial statements in Item 8 for additional information on pension and postretirement benefit plans.

Other Estimates and Assumptions

Other management estimates and assumptions are routinely required in preparing our financial statements, including the determination of valuation allowances on accounts receivable, advances to suppliers, and certain value-added tax credits, as well as the determination of the fair value of long-lived assets. Changes in market and economic conditions, local tax laws, and other related factors are considered each reporting period, and adjustments to the accounts are made based on management's best judgment.

OTHER INFORMATION REGARDING TRENDS AND MANAGEMENT'S ACTIONS

Our financial performance depends on our ability to obtain an appropriate price for our products and services, to secure the tobacco volumes and quality desired by our customers, and to maintain efficient operations. We continually monitor issues that may impact supply of and demand for leaf tobacco, and the volumes of leaf tobacco that we handle.

Supply

As we begin fiscal year 2012, we are experiencing the effects of oversupply evidenced by slow market activity in major markets that will affect our results this year. Successive large crops in several flue-cured sourcing areas have stimulated margin pressures from customers that are typical of an oversupplied market. Following two fiscal years of higher than normal customer demand, we believe that a number of customers have built leaf inventory levels. That factor, combined with softer cigarette sales in some markets, has led to reduced leaf demand.

Periodic cycles of under- and oversupply of leaf are not unusual in our business, and we have successfully navigated oversupplied markets throughout the history of the company. Although each one has unique features, the process is generally the same. Crop sizes are lowered to permit supply to match demand. Although current dealer unsold inventories are not excessive, we expect them to grow significantly during this season. In addition, there are new participants in several markets with some customers sourcing additional portions of their tobacco needs. These factors may prolong the effect of the oversupply on the dealer industry. We plan to work aggressively to avoid accumulating excess inventories during this period, but even if we are successful, these market conditions will cause margin reductions.

Production

Worldwide flue-cured tobacco production in fiscal year 2011 increased by 5.2% to 4.5 billion kilos. The total includes China, an extremely large market that is primarily domestic. Because very little of that tobacco is available to trade, we generally exclude Chinese crops when we consider worldwide production. On that basis, worldwide flue-cured tobacco production in fiscal year 2011 increased by about 5.8%, to 2.09 billion kilos. Burley crops declined by about 9.8% in fiscal year 2011 following two years of production increases. We estimate that at March 31, 2011, industry uncommitted flue-cured and burley inventories totaled about 115 million kilos, more than double the amount at March 31, 2010. Uncommitted inventories in the hands of dealers remain reasonable, but they have increased, signaling the start of an oversupply cycle.

We believe flue-cured production (excluding China) will increase by about 5%, to about 2.2 billion kilos in fiscal year 2012. Most of the increase will occur in Brazil where unfavorable weather conditions reduced the crop sold in fiscal year 2011, and this year weather caused higher than normal yields. Production of flue-cured tobacco, which will be sold in our fiscal year 2012, is greater than demand in almost every major market. Burley production is also forecast to increase by about 5%, with most of this increase coming from Brazil, although many areas continue to overproduce. Supplies of oriental tobacco available for trading have continued to decline as the former monopoly inventories have been reduced.

Pricing

Factors that affect green tobacco prices include competition from other crops, production costs, market conditions, and global supply and demand. We work with farmers to maintain tobacco production and to secure product at price levels that are attractive to our customers. Tobacco competes with agricultural commodity products for farmer production. As prices for soybeans, wheat, rice, and seed oils rise, green tobacco prices may have to rise to maintain tobacco production levels. This factor could provide momentum to efforts of the WHO to shift farmer production from leaf tobacco to other crops. After reductions through early 2009, commodity prices and crop production costs have risen dramatically. Any current growth in farm input costs would affect crops sold in fiscal year 2013. In the recent past, market shortages have also led to green tobacco price increases. Recent customer steps to procure leaf directly would increase competition for available leaf and could disrupt markets and further increase green tobacco prices. The market oversupply is currently mitigating these underlying trends.

We believe that recent excise tax increases and related reductions in consumption of tobacco products, particularly in the United States and Western Europe, have increased cost sensitivity of customers. We have seen an increasing customer focus on costs during this fiscal year, and we have seen the addition of excess capacity. These changes will reduce margins and volumes handled in the United States in fiscal year 2012, which could represent a reduction of about $30 million in operating income for our North America segment. We have taken steps to rationalize and reduce our processing capacity. The North Carolina factory is modern and efficient, and we will continue to work to expand our business with existing and new customers there. In addition, U.S. flue-cured leaf is becoming more attractive in the world market as the competitive position of Brazilian flue-cured leaf is being eroded by currency appreciation and increased labor costs.

Evolving European Market

We have seen some decrease in production of tobacco in the European Union (E.U.) as the staged reduction in the subsidy system there has taken effect. Although various countries have offered replacement schemes, those programs cover less of the high farm production cost, mostly connected with labor costs. So farm prices have risen to compensate for those costs, making it more difficult for E.U. tobacco to compete in the world market. In the intermediate term, we believe that the possibility for sustainable tobacco production in the E.U. exists due to the current efforts to streamline the cost structure at all levels (from farms to factories to services) and the importance of European leaf to some manufacturers. Within the general discussion on the future of the E.U. Common Agricultural Policy, it looks probable that a major driving factor will be the support of employment in the rural areas, in which framework tobacco production could reasonably be considered eligible for adequate support. We believe that if farmer commercial income does not increase, as the level of support available to farmers decreases, the volume of tobacco produced in Europe will decline over time.

Demand

After the current inventory duration correction and recovery, we expect that near-term demand for leaf tobacco will be flat, primarily due to the flattening trend in world cigarette consumption. However, demand is affected by many factors including regulation and product taxation. On a year-to-year basis, we are susceptible to fluctuations in leaf supply due to crop size and leaf demand as manufacturers adjust inventories or respond to changes in cigarette markets.

Our sales consist primarily of flue-cured and burley tobaccos. Those types of tobacco, along with oriental tobaccos, are the major ingredients in American-blend cigarettes. Industry data shows that consumption of American-blend cigarettes has declined at a compound annual rate of 1.5% for the ten years that ended in 2010. Over the past ten years, industry data also shows that total world consumption of cigarettes grew at the compound annual rate of 0.7%, including annual growth of about 3.4% in China, which experienced higher increases during the second half of the period. Outside China, consumption fell by 0.8% during the ten years. These patterns indicate a shift in demand, reducing the need for burley and oriental tobaccos that are used in addition to flue-cured tobacco in American-blend cigarettes and increasing the need for flue-cured tobacco that is used in English-blend cigarettes, which are predominant in China.

In 2010, total cigar consumption in the United States increased by almost 9% to approximately 13.2 billion units. Less unfavorable U.S. federal excise tax treatment of large cigars caused a migration to that category from small cigars. Premium cigar consumption in the United States declined by 10%, to approximately 258 million units. Cigar consumption within the main E.U. markets declined by 2% - 3%, to about 6 billion units. Within the smokeless segment of the dark tobacco business, 2010 U.S. consumption of loose-leaf chewing tobacco declined by 8%, while the consumption of moist snuff products grew by about 7%. We believe that supplies of dark air-cured filler tobacco worldwide are generally in line with demand; however, volumes of dark tobacco from Europe will be negatively affected by changes in the E.U. tobacco subsidy program. Wrapper tobacco, particularly bright wrapper tobacco, is in very tight supply due to a 2010 weather-related crop disaster in Indonesia, the largest producer of that type of leaf.

Competition

In recent years, we have experienced an increase in competition from small tobacco dealers in some of the markets where we conduct business. These small competitors typically have lower overhead requirements and provide little or no support to farmers. Due to their lower cost structures, they often can offer a price for products that is lower than our price. We believe that the quality controls and farm programs we provide are necessary for our customers and make our products highly competitive. For example, we have established worldwide farm programs designed to prevent non-tobacco related materials from being introduced into the green tobacco delivered to our factories. In addition, we have established programs for good agricultural practices and have been active in social responsibility endeavors in many of the developing countries in which we do business. We believe that our major customers value these services and that our programs increase the quality of the products and services we offer. We also believe that our customers value the steady supply that we are able to provide due to our relationship with our farmer base.

In addition, we have more competitors for available leaf in the United States, Brazil, and Africa because of recent customer steps to procure tobacco directly in order to meet more of their own needs. Direct sourcing is also likely to provide our customers with some quantities of tobacco that, because they may prefer not to use it in their existing blends, may reenter the market.

Regulation

Decreased social acceptance of smoking and increased pressure from anti-smoking groups have had an ongoing adverse effect on sales of tobacco products, particularly in the United States and Western Europe. Also, a number of foreign governments have taken or proposed steps to restrict or prohibit cigarette advertising and promotion, to increase taxes on cigarettes, to prohibit smoking in public areas, and to discourage cigarette consumption. A number of such measures are included in the Framework Convention on Tobacco Control ("FCTC"), which was negotiated under the auspices of the WHO. In some cases, such restrictions are more onerous than those proposed or in effect in the United States. We cannot predict the extent to which government efforts to reduce tobacco consumption might affect the business of our primary customers. However, a significant decrease in worldwide tobacco consumption brought about by existing or future governmental laws and regulations would reduce demand for our products and services and could have a material adverse effect on our results of operations. Given recent growth in Asia, it seems unlikely that world consumption of tobacco products will decrease sharply in the next few years.

In addition, certain recommendations by the WHO, through the FCTC, may cause shifts in customer usage of certain styles of tobacco. As seen in countries like Canada and Brazil, efforts have been taken to eliminate ingredients from the manufacturing process for tobacco products. Such decisions could cause a change in requirements for certain styles of tobacco in particular countries. Shifts in customer demand from one type of tobacco to another could create sourcing issues as requirements move from one origin to another.

In 2009, the U.S. Congress passed the Family Smoking Prevention and Tobacco Control Act ("FSPTCA"). This legislation authorizes the FDA to regulate the manufacturing and marketing of tobacco products. At this time it is not possible to assess the impact FDA regulation will have on our operations or the tobacco industry.

Product Taxation

A number of governments, particularly federal and local governments in the United States and the E.U., impose excise or similar taxes on tobacco products. There has been, and will likely continue to be, new legislation proposing new or increased taxes on tobacco products. In some cases, proposed legislation seeks to significantly increase existing taxes on tobacco products, or impose new taxes on products that to date have not been subject to tax.

Industry Consolidation

An important trend in the tobacco industry in the last several years has been consolidation among manufacturers of tobacco products. For example, last year a Philip Morris International affiliate acquired Fortune Tobacco Corporation. This activity is expected to continue, particularly as further privatization of state monopolies occurs, providing opportunities for acquisitions by international manufacturers, and as multinational manufacturers expand their product and brand offerings by acquisition. Consolidation has increased the size of many of these multinational manufacturers and has increased the quantities of leaf tobacco that each one requires. This concentration trend could provide additional opportunities for us and also increase the importance of each individual customer to our results. It has also created an environment where security of supply is of increasing importance. A key success factor for leaf dealers is the ability to provide customers with the quality of leaf and the level of service they desire on a global basis at the lowest cost possible, consistent with stability of supply. In addition, the international leaf dealers have larger historical market shares with some customers than with others, which can have a disproportionate effect on our volumes.

Industry Evolution

Recent customer efforts to procure leaf directly from farmers has changed parts of our business. Both Japan Tobacco and Philip Morris International have taken steps to procure more of their leaf needs directly from farmers. We believe that the manufacturers have taken these actions for several reasons, including the desire to enhance internal expertise in leaf procurement, actively manage the leaf supply chain in an increasingly regulated environment, ensure supply, and work more directly with tobacco growers. Japan Tobacco's increase in direct leaf procurement reduced our volumes in fiscal year 2011 in our North America segment and in Malawi and Brazil in our Other Regions segment. Philip Morris International's actions will reduce volumes purchased in Brazil in our Other Regions segment in our fiscal year 2012. We have been working to replace those volumes, and have used this opportunity to broaden our customer base and expand the services we offer our customers.

Direct leaf procurement by manufacturers has been a factor in our business for many years. Our challenge continues to be to adapt our way of doing business to meet customer needs, and we have been working with some of our customers to examine our arrangements in certain markets. Some customers may purchase green tobacco from us or from farmers in markets they deem to be strategic, and contract with us through long-term agreements for individual services, such as agronomy, logistics, and processing. Most of our customers do not utilize the entire run of the crop, and so these new arrangements are likely to be supplemented by traditional purchases of processed leaf tobacco from us or other dealers.

We believe that these customer efforts are likely to strengthen our relationships over the long term. As the leading global leaf tobacco merchant and processor, we add significant value to the system, providing expertise in dealing with large numbers of farmers, providing a clearinghouse for various qualities of leaf produced in each crop, and delivering products that meet stringent customer quality specifications. We also help stabilize the tobacco markets and influence the crop at the farm level. Our key objective is to continually adapt our business model to meet our customers' evolving needs while continuing to provide stability of supply and the quality that distinguishes our products and services.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

After inventory is purchased, interest rate risk is limited in our business because customers usually pre-finance purchases or pay market rates of interest for inventory purchased for their accounts.

We bill our customers interest on tobacco purchased for their order at certain points in the inventory cycle. That interest is paid at rates based on current markets for variable rate debt. When we fund our committed tobacco inventory with fixed-rate debt, we might not be able to recover interest at that fixed rate if current market interest rates were to fall. As of March 31, 2011, tobacco inventory of $742 million included $571 million in inventory that was committed for sale to customers and $171 million that was not committed. Committed inventory, after deducting about $8 million in customer deposits, represents our potential net exposure of about $563 million. We normally maintain a substantial portion of our debt at variable interest rates in order to mitigate substantially interest rate risk related to carrying fixed-rate debt. At March 31, 2011, we had large cash balances that we plan to use to fund seasonal purchases of tobacco, and thus, debt carried at variable interest rates was lower than normal, at $404 million. Although a hypothetical 1% change in short-term interest rates would result in a change in annual interest expense of approximately $4.0 million, that amount would be at least partially mitigated by changes in charges to customers. Our policy is to work toward a level of floating-rate liabilities, including customer deposits, that reflects of our average committed inventory levels over time.

Significant portions of our cash and cash equivalents, which totaled $141 million at March 31, 2011, are invested at variable rates. Based on balances at March 31, 2011, a hypothetical 1% increase in interest rates would raise annual interest income by $1.4 million.

In addition, changes in interest rates affect the calculation of liabilities of our pension plan. As rates increase, the liability for present value of amounts expected to be paid under the plans decreases. Rate changes also affect expense. As of the March 31, 2011 measurement date, a 1% increase in the discount rate would have reduced the projected benefit obligation ("PBO") for pensions by $27.5 million and decreased annual pension expense by $2.6 million. Conversely, a 1% decrease in the discount rate would have increased the PBO by $33.4 million and increased annual pension expense by $3.1 million.

Currency

The international leaf tobacco trade generally is conducted in U.S. dollars, thereby limiting foreign exchange risk to that which is related to leaf purchase and production costs, overhead, and income taxes in the source country. We also provide farmer advances that are directly related to leaf purchases and are denominated in the local currency. Any currency gains or losses on those advances are usually offset by decreases or increases in the cost of tobacco, which is priced in the local currency. However, the effect of the offset may not occur until a subsequent quarter or fiscal year. Most of our tobacco operations are accounted for using the U.S. dollar as the functional currency. Because there are no forward foreign exchange markets in many of our major countries of tobacco origin, we often manage our foreign exchange risk by matching funding for inventory purchases with the currency of sale, which is usually the U.S. dollar, and by minimizing our net local currency monetary position in individual countries. We are vulnerable to currency remeasurement gains and losses to the extent that monetary assets and liabilities denominated in local currency do not offset each other. We recognized $4.4 million in net remeasurement gains in fiscal year 2011, compared to $9.3 million in net remeasurement losses in fiscal year 2010, and $46.0 million in net remeasurement losses in fiscal year 2009. We recognized $1.7 million in net foreign currency transaction gains in fiscal year 2011, compared to net transaction gains of $4.0 million in fiscal year 2010, and net transaction losses of $4.6 million in fiscal year 2009. In addition to foreign exchange gains and losses, we are exposed to changes in the cost of tobacco due to changes in the value of the local currency in relation to the U.S. dollar. For example, when we purchased the Brazilian crop in the beginning of fiscal year 2009, the local currency had appreciated significantly against the U.S. dollar. Thus, the cost of the crop increased over that of the prior year, in U.S. dollar terms. We have entered forward currency exchange contracts to hedge against the effects of currency movements on purchases of tobacco to reduce the volatility of costs, primarily pursuant to customer contracts. In addition, we have entered some forward contracts to hedge balance sheet exposures. See Note 9 to the consolidated financial statements in Item 8 for additional information about our hedging activities.

In certain tobacco markets that are primarily domestic, we use the local currency as the functional currency. Examples of these markets are Hungary, Poland, and the Philippines. In other markets, such as Western Europe, where export sales have been primarily in local currencies, we also use the local currency as the functional currency. In each case, reported earnings are affected by the translation of the local currency into the U.S. dollar.

Derivatives Policies

Hedging interest rate exposure using swaps and hedging foreign exchange exposure using forward contracts are specifically contemplated to manage risk in keeping with management's policies. We may use derivative instruments, such as swaps, forwards, or futures, which are based directly or indirectly upon interest rates and currencies to manage and reduce the risks inherent in interest rate and currency fluctuations. When we use foreign currency derivatives to mitigate our exposure to exchange rate fluctuations, we may choose not to designate them as hedges for accounting purposes, which may result in the effects of the derivatives being recognized in our earnings in periods different from the items that created the exposure.

We do not utilize derivatives for speculative purposes, and we do not enter into market risk-sensitive instruments for trading purposes. Derivatives are transaction specific so that a specific debt instrument, forecast purchase, contract, or invoice determines the amount, maturity, and other specifics of the hedge. Counterparty risk is limited to institutions with long-term debt ratings of A or better.

Item 8. Financial Statements and Supplementary Data

UNIVERSAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of dollars, except per share data)	Fiscal Year Ended March 31,		
	2011	2010	2009
Sales and other operating revenues	$ 2,571,527	$ 2,491,738	$ 2,554,659
Costs and expenses			
Cost of goods sold	2,063,194	1,949,473	2,035,318
Selling, general and administrative expenses	251,597	285,056	309,409
Other income	(19,368)	—	—
Restructuring and impairment costs	21,504	—	—
Operating income	254,600	257,209	209,932
Equity in pretax earnings of unconsolidated affiliates	8,634	22,376	20,543
Interest income	2,723	1,253	2,305
Interest expense	23,058	24,210	35,631
Income before income taxes	242,899	256,628	197,149
Income taxes	78,349	86,283	64,588
Net income	164,550	170,345	132,561
Less: net income attributable to noncontrolling interests in subsidiaries	7,985	1,948	822
Net income attributable to Universal Corporation	156,565	168,397	131,739
Dividends on Universal Corporation convertible perpetual preferred stock	(14,850)	(14,850)	(14,850)
Earnings available to Universal Corporation common shareholders	$ 141,715	$ 153,547	$ 116,889
Earnings per share attributable to Universal Corporation common shareholders:			
Basic	$ 5.94	$ 6.21	$ 4.57
Diluted	$ 5.42	$ 5.68	$ 4.32

See accompanying notes.

UNIVERSAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands of dollars)	March 31, 2011	March 31, 2010
ASSETS		
Current assets		
Cash and cash equivalents	$ 141,007	$ 245,953
Accounts receivable, net	335,575	266,960
Advances to suppliers, net	160,616	167,400
Accounts receivable—unconsolidated affiliates	10,433	11,670
Inventories—at lower of cost or market:		
Tobacco	742,422	812,186
Other	48,647	52,952
Prepaid income taxes	18,661	13,514
Deferred income taxes	47,009	47,074
Other current assets	73,864	75,367
Total current assets	1,578,234	1,693,076
Property, plant and equipment		
Land	14,851	16,036
Buildings	257,380	266,350
Machinery and equipment	555,316	532,824
	827,547	815,210
Less accumulated depreciation	(510,844)	(485,723)
	316,703	329,487
Other assets		
Goodwill and other intangibles	99,546	105,561
Investments in unconsolidated affiliates	115,478	106,336
Deferred income taxes	18,177	30,073
Other noncurrent assets	99,729	106,507
	332,930	348,477
Total assets	$ 2,227,867	$ 2,371,040

UNIVERSAL CORPORATION

CONSOLIDATED BALANCE SHEETS—(Continued)

(in thousands of dollars)	March 31, 2011	March 31, 2010
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Notes payable and overdrafts	$ 149,291	$ 177,013
Accounts payable and accrued expenses	213,014	259,576
Accounts payable—unconsolidated affiliates	4,154	6,464
Customer advances and deposits	8,426	107,858
Accrued compensation	30,201	30,097
Income taxes payable	12,265	18,991
Current portion of long-term obligations	95,000	15,000
Total current liabilities	512,351	614,999
Long-term obligations	320,193	414,764
Pensions and other postretirement benefits	102,858	96,888
Other long-term liabilities	50,213	69,886
Deferred income taxes	42,847	46,128
Total liabilities	1,028,462	1,242,665
Shareholders' equity		
Universal Corporation:		
Preferred stock:		
Series A Junior Participating Preferred Stock, no par value, 500,000 shares authorized, none issued or outstanding	—	—
Series B 6.75% Convertible Perpetual Preferred Stock, no par value, 5,000,000 shares authorized, 219,999 shares issued and outstanding (219,999 at March 31, 2010)	213,023	213,023
Common stock, no par value, 100,000,000 shares authorized, 23,240,503 shares issued and outstanding (24,325,228 at March 31, 2010)	191,608	195,001
Retained earnings	825,751	767,213
Accumulated other comprehensive loss	(44,776)	(52,667)
Total Universal Corporation shareholders' equity	1,185,606	1,122,570
Noncontrolling interests in subsidiaries	13,799	5,805
Total shareholders' equity	1,199,405	1,128,375
Total liabilities and shareholders' equity	$ 2,227,867	$ 2,371,040

See accompanying notes.

UNIVERSAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of dollars)	Fiscal Year Ended March 31, 2011	2010	2009
Cash Flows From Operating Activities:			
Net income	$ 164,550	$ 170,345	$ 132,561
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	43,654	41,288	40,761
Amortization	1,618	2,208	1,029
Provision for losses on advances and guaranteed loans to suppliers	18,666	18,514	26,908
Foreign currency remeasurement (gain) loss, net	(4,424)	9,309	45,987
Deferred income taxes	(1,044)	13,755	20,480
Equity in net income of unconsolidated affiliates, net of dividends	(3,731)	(3,037)	(6,579)
Gain on assignment of farmer contracts and sale of related assets	(19,368)	—	—
Restructuring and impairment costs	21,504	—	—
Other, net	9,368	5,536	8,173
Changes in operating assets and liabilities, net:			
Accounts and notes receivable	(79,648)	11,096	(78,958)
Inventories and other assets	75,146	(215,865)	(16,870)
Income taxes	(3,631)	2,142	2,029
Accounts payable and other accrued liabilities	(67,206)	14,679	(70,367)
Customer advances and deposits	(101,236)	92,264	(6,088)
Net cash provided by operating activities	54,218	162,234	99,066
Cash Flows From Investing Activities:			
Purchase of property, plant and equipment	(39,129)	(57,577)	(35,656)
Proceeds from assignment of farmer contracts and sale of related assets	34,946	—	—
Proceeds from sale of property, plant and equipment	5,575	5,019	15,084
Purchases of short-term investments	—	—	(9,658)
Maturities and sales of short-term investments	—	—	68,848
Other, net	260	536	3,500
Net cash provided (used) by investing activities	1,652	(52,022)	42,118
Cash Flows From Financing Activities:			
Issuance (repayment) of short-term debt, net	(39,350)	(5,250)	59,934
Issuance of long-term debt	—	99,208	—
Repayment of long-term debt	(15,000)	(79,500)	—
Dividends paid to noncontrolling interests	(100)	(104)	(104)
Issuance of common stock	—	729	37
Repurchase of common stock	(46,929)	(32,194)	(111,073)
Dividends paid on convertible perpetual preferred stock	(14,850)	(14,850)	(14,850)
Dividends paid on common stock	(45,321)	(45,882)	(45,938)
Other	—	(1,193)	—
Net cash used by financing activities	(161,550)	(79,036)	(111,994)

UNIVERSAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Fiscal Year Ended March 31,		
	2011	2010	2009
Effect of exchange rate changes on cash	734	2,151	(2,634)
Net increase (decrease) in cash and cash equivalents	(104,946)	33,327	26,556
Cash and cash equivalents at beginning of year	245,953	212,626	186,070
Cash and Cash Equivalents at End of Year	$ 141,007	$ 245,953	$ 212,626
Supplemental information—cash paid for:			
Interest	$ 23,622	$ 24,961	$ 35,457
Income taxes, net of refunds	$ 79,724	$ 82,934	$ 40,180

See accompanying notes.

UNIVERSAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands of dollars)	Universal Corporation Shareholders						
	Series B 6.75% Convertible Perpetual Preferred Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interests	Total Shareholders' Equity	Comprehensive Income (Loss)
Fiscal Year Ended March 31, 2011							
Balance at beginning of year	$ 213,023	$ 195,001	$ 767,213	$ (52,667)	$ 5,805	$1,128,375	
Changes in preferred and common stock							
Repurchase of common stock		(8,995)				(8,995)	
Accrual of stock-based compensation		5,893				5,893	
Withholding of shares for grantee income taxes (RSUs)		(724)				(724)	
Dividend equivalents on RSUs		433				433	
Changes in retained earnings							
Net income			156,565		7,985	164,550	$ 164,550
Cash dividends declared							
Series B 6.75% convertible perpetual preferred stock ($67.50 per share)			(14,850)			(14,850)	
Common stock ($1.90 per share)			(45,043)			(45,043)	
Repurchase of common stock			(37,701)			(37,701)	
Dividend equivalents on RSUs			(433)			(433)	
Other comprehensive income (loss)							
Translation adjustments, net of income taxes				7,188	109	7,297	7,297
Foreign currency hedge adjustment, net of income taxes				2,961		2,961	2,961
Funded status of pension and other postretirement benefit plans, net of income taxes				(2,258)		(2,258)	(2,258)
Other changes in noncontrolling interests							
Dividends paid to noncontrolling shareholders					(100)	(100)	
Balance at end of year	$ 213,023	$ 191,608	$ 825,751	$ (44,776)	$ 13,799	$1,199,405	
Total comprehensive income							172,550
Less: comprehensive income attributable to noncontrolling interests							(8,094)
Comprehensive income attributable to Universal Corporation							$ 164,456

UNIVERSAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY—(Continued)

(in thousands of dollars)	Universal Corporation Shareholders: Series B 6.75% Convertible Perpetual Preferred Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interests	Total Shareholders' Equity	Comprehensive Income (Loss)
Fiscal Year Ended March 31, 2010							
Balance at beginning of year	$ 213,023	$ 194,037	$ 686,960	$ (64,547)	$ 3,771	$1,033,244	
Changes in preferred and common stock							
Issuance of common stock		1,183				1,183	
Repurchase of common stock		(5,853)				(5,853)	
Accrual of stock-based compensation		6,133				6,133	
Withholding of shares for grantee income taxes (SARs and RSUs)		(888)				(888)	
Dividend equivalents on RSUs		389				389	
Changes in retained earnings							
Net income			168,397		1,948	170,345	$ 170,345
Cash dividends declared							
Series B 6.75% convertible perpetual preferred stock ($67.50 per share)			(14,850)			(14,850)	
Common stock ($1.86 per share)			(45,815)			(45,815)	
Repurchase of common stock			(27,090)			(27,090)	
Dividend equivalents on RSUs			(389)			(389)	
Other comprehensive income (loss)							
Translation adjustments, net of income taxes				4,511	190	4,701	4,701
Foreign currency hedge adjustment, net of income taxes				13,386		13,386	13,386
Funded status of pension and other postretirement benefit plans, net of income taxes				(6,017)		(6,017)	(6,017)
Other changes in noncontrolling interests							
Dividends paid to noncontrolling shareholders					(104)	(104)	
Balance at end of year	$ 213,023	$ 195,001	$ 767,213	$ (52,667)	$ 5,805	$1,128,375	
Total comprehensive income							182,415
Less: comprehensive income attributable to noncontrolling interests							(2,138)
Comprehensive income attributable to Universal Corporation							$ 180,277

UNIVERSAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY—(Continued)

(in thousands of dollars)	Universal Corporation Shareholders: Series B 6.75% Convertible Perpetual Preferred Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interests	Total Shareholders' Equity	Comprehensive Income (Loss)
Fiscal Year Ended March 31, 2009							
Balance at beginning of year	$ 213,023	$ 206,436	$ 711,655	$ (15,483)	$ 3,182	$1,118,813	
Changes in preferred and common stock							
Issuance of common stock		65				65	
Repurchase of common stock		(16,790)				(16,790)	
Accrual of stock-based compensation		4,870				4,870	
Withholding of shares for grantee income taxes (SARs and RSUs)		(1,464)				(1,464)	
Dividend equivalents on RSUs		920				920	
Changes in retained earnings							
Net income			131,739		822	132,561	$ 132,561
Cash dividends declared							
Series B 6.75% convertible perpetual preferred stock ($67.50 per share)			(14,850)			(14,850)	
Common stock ($1.82 per share)			(45,938)			(45,938)	
Repurchase of common stock			(93,203)			(93,203)	
Dividend equivalents on RSUs			(920)			(920)	
Adoption of measurement timing provisions of FASB Statement No. 158 for pensions and other postretirement benefits			(1,523)			(1,523)	
Other comprehensive income (loss)							
Translation adjustments, net of income taxes				(19,639)	(129)	(19,768)	(19,768)
Foreign currency hedge adjustment, net of income taxes				(15,803)		(15,803)	(15,803)
Funded status of pension and other postretirement benefit plans, net of income taxes				(13,622)		(13,622)	(13,622)
Other changes in noncontrolling interests							
Dividends paid to noncontrolling shareholders					(104)	(104)	
Balance at end of year	$ 213,023	$ 194,037	$ 686,960	$ (64,547)	$ 3,771	$1,033,244	
Total comprehensive income							83,368
Less: comprehensive income attributable to noncontrolling interests							(693)
Comprehensive income attributable to Universal Corporation							$ 82,675

UNIVERSAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY—(Continued)

	Fiscal Year Ended March 31,		
	2011	2010	2009
Preferred Shares Outstanding:			
Series B 6.75% Convertible Perpetual Preferred Stock:			
Balance at beginning of year	219,999	219,999	219,999
Issuance of convertible perpetual preferred stock	—	—	—
Repurchase of convertible perpetual preferred stock	—	—	—
Balance at end of year	219,999	219,999	219,999
Common Shares Outstanding:			
Balance at beginning of year	24,325,228	24,999,127	27,162,150
Issuance of common stock and exercise of stock options and SARs	28,400	69,977	64,677
Repurchase of common stock	(1,113,125)	(743,876)	(2,227,700)
Balance at end of year	23,240,503	24,325,228	24,999,127

See accompanying notes.

UNIVERSAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All dollar amounts are in thousands, except per share amounts or as otherwise noted.)

NOTE 1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Universal Corporation, which together with its subsidiaries is referred to herein as "Universal" or the "Company," is the leading global leaf tobacco merchant and processor. The Company conducts business in more than 30 countries, primarily in major tobacco-growing regions of the world.

Consolidation

The consolidated financial statements include the accounts of Universal Corporation and all domestic and foreign subsidiaries in which the Company maintains a controlling financial interest. Control is generally determined based on a voting interest of greater than 50%, such that Universal controls all significant corporate activities of the subsidiary. All significant intercompany accounts and transactions are eliminated in consolidation.

The equity method of accounting is used for investments in companies where Universal Corporation has a voting interest of 20% to 50%. These investments are accounted for under the equity method because Universal exercises significant influence over those companies, but not control. Investments where Universal has a voting interest of less than 20% are not significant and are accounted for under the cost method. Under the cost method, the Company recognizes earnings upon its receipt of dividends to the extent they represent a distribution of retained earnings. The Company received dividends totaling $12.0 million in fiscal year 2010 and $8.7 million in fiscal year 2009, from companies accounted for under the equity method. No dividends were received from those companies in fiscal year 2011.

One of Universal's operating subsidiaries has an ownership interest in a joint venture formed for the purpose of buying and processing tobacco in one of its primary markets. The venture is classified as a variable interest entity and is included in the Company's consolidated financial statements because the subsidiary is the primary beneficiary of the venture. The venture is not material to the Company's consolidated results of operations or financial position, and the Company had no other investments that were considered variable interest entities for any period in the accompanying financial statements.

In fiscal year 2006, the Company deconsolidated its operations in Zimbabwe under accounting requirements that apply under certain conditions to foreign subsidiaries that are subject to foreign exchange controls and other government restrictions. Since that time, the investment has been accounted for using the cost method, as required under the accounting guidance. The investment is reported in investments in unconsolidated affiliates in the consolidated balance sheets. The investment in the Zimbabwe operations was zero at March 31, 2011, and $1.3 million at March 31, 2010. The investment at March 31, 2010, is included in segment assets for flue-cured and burley leaf tobacco operations – Other Regions in Note 15. The Company has a net foreign currency translation loss associated with the Zimbabwe operations of approximately $7.2 million, which remains a component of accumulated other comprehensive loss. As a regular part of its reporting, the Company reviews the conditions that resulted in the deconsolidation of the Zimbabwe operations to confirm that such accounting treatment is still appropriate. Dividends from the Zimbabwe operations are recorded in income in the period received.

The Company holds less than a 100% financial interest in certain consolidated subsidiaries. The net income and shareholders' equity attributable to the noncontrolling interests in these subsidiaries are reported on the face of the consolidated financial statements. During fiscal years 2009, 2010, and 2011, there were no changes in the Company's ownership percentage in any of these subsidiaries.

UNIVERSAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in Unconsolidated Affiliates

The Company's equity method investments and its cost method investments, which include its Zimbabwe operations, are non-marketable securities. Universal reviews such investments for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recovered. For example, the Company would test such an investment for impairment if the investee were to lose a significant customer, suffer a large reduction in sales margins, experience a major change in its business environment, or undergo any other significant change in its normal business. In assessing the recoverability of equity or cost method investments, the Company follows the applicable accounting guidance in determining the fair value of the investments. In most cases, this involves the use of discounted cash flow models (Level 3 of the fair value hierarchy under the accounting guidance). If the fair value of an equity or cost method investee is determined to be lower than its carrying value, an impairment loss is recognized. The determination of fair value using discounted cash flow models is normally not based on observable market data from independent sources and therefore requires significant management judgment with respect to estimates of future operating earnings and the selection of an appropriate discount rate. The use of different assumptions could increase or decrease estimated future operating cash flows, and the discounted value of those cash flows, and therefore could increase or decrease any impairment charge related to these investments.

In its consolidated statements of income, the Company reports its proportionate share of earnings of unconsolidated affiliates accounted for on the equity method based on the pretax earnings of those affiliates, as permitted under the applicable accounting guidance. All applicable foreign and U.S. income taxes are provided on these earnings and reported as a component of consolidated income tax expense. For unconsolidated affiliates located in foreign jurisdictions, repatriation of the Company's share of the earnings through dividends is assumed in determining income tax expense.

The following table provides a reconciliation of (1) equity in the pretax earnings of unconsolidated affiliates, as reported in the consolidated statements of income to (2) equity in the net income of unconsolidated affiliates, net of dividends, as reported in the consolidated statements of cash flows for the fiscal years ended March 31, 2011, 2010 and 2009:

	Fiscal Year Ended March 31,		
Unconsolidated Affiliates	**2011**	**2010**	**2009**
Equity in pretax earnings reported in the consolidated statements of income	$ 8,634	$ 22,376	$ 20,543
Equity in income taxes	3,651	7,356	5,284
Equity in net income	4,983	15,020	15,259
Less: Dividends received on investments (1)	(1,252)	(11,983)	(8,680)
Equity in net income, net of dividends, reported in the consolidated statements of cash flows	$ 3,731	$ 3,037	$ 6,579

(1) In accordance with the applicable accounting guidance, dividends received from unconsolidated affiliates accounted for on the equity method that represent a return on capital (i.e., a return of earnings on a cumulative basis) are presented as operating cash flows in the consolidated statements of cash flows.

Earnings per Share

The Company calculates basic earnings per share based on earnings available to common shareholders after payment of dividends on the Company's Series B 6.75% Convertible Perpetual Preferred Stock. The calculation uses the weighted average number of common shares outstanding during each period. Diluted earnings per share is computed in a similar manner using the weighted average number of common shares and dilutive potential common shares outstanding. Dilutive potential common shares are outstanding dilutive stock options and stock appreciation rights that are assumed to be exercised, unvested restricted share units and performance share awards that are assumed to be fully vested and paid out in shares of common stock, and shares of convertible perpetual preferred stock that are assumed to be converted when the effect is dilutive. In periods when the effect of the convertible perpetual preferred stock is dilutive and these shares are assumed to be converted into common stock, dividends paid on the preferred stock are excluded from the calculation of diluted earnings per share.

Calculations of earnings per share for the fiscal years ended March 31, 2011, 2010, and 2009, are provided in Note 4.

Cash, Cash Equivalents, and Short-Term Investments

All highly liquid investments with a maturity of three months or less at the time of purchase are classified as cash equivalents. Short-term investments represent securities with a maturity exceeding three months at the time of purchase. The Company did not hold any short-term investments at March 31, 2011 or 2010.

Advances to Suppliers

In some regions where the Company operates, it provides agronomy services and seasonal advances of seed, fertilizer, and other supplies to tobacco farmers for crop production, or makes seasonal cash advances to farmers for the procurement of those inputs. These advances are short term, are repaid upon delivery of tobacco to the Company, and are reported in advances to suppliers in the consolidated balance sheet. Primarily in Brazil, the Company has made long-term advances to tobacco farmers to finance curing barns and other farm infrastructure. In addition, due to low crop yields and other factors, in some years individual farmers may not deliver sufficient volumes of tobacco to fully repay their seasonal advances, and the Company may extend repayment of those advances into the following crop year. The long-term portion of advances is included in other noncurrent assets in the consolidated balance sheet. Both the current and the long-term portions of advances to suppliers are reported net of allowances recorded when the Company determines that amounts outstanding are not likely to be collected. Total allowances were $74.9 million at March 31, 2011, and $56.2 million at March 31, 2010, and were estimated based on the Company's historical loss information and crop projections. The allowances were increased by provisions for estimated uncollectible amounts of approximately $18.7 million in fiscal year 2011, $18.5 million in fiscal year 2010, and $26.9 million in fiscal year 2009. These provisions are included in selling, general, and administrative expenses in the consolidated statements of income. Interest on advances is recognized in earnings upon the farmers' delivery of tobacco in payment of principal and interest. Recognition of interest is discontinued when an advance is not expected to be fully collected. Advances on which interest accrual had been discontinued totaled approximately $76 million at March 31, 2011, and $64.2 million at March 31, 2010.

Inventories

Tobacco inventories are valued at the lower of cost or market. Raw materials primarily consist of unprocessed leaf tobacco, which is clearly identified by type and grade at the time of purchase. The Company tracks the costs associated with this tobacco in the final product lots, and maintains this identification through the time of sale. This method of cost accounting is referred to as the specific cost or specific identification method. The predominant cost component of the Company's inventories is the cost of the unprocessed tobacco. Direct and indirect processing costs related to these raw materials are capitalized and allocated to inventory in a systematic manner. The Company does not capitalize any interest or sales-related costs in inventory. Freight costs are recorded in cost of goods sold. Other inventories consist primarily of seed, fertilizer, packing materials, and other supplies, and are valued principally at the lower of average cost or market.

Recoverable Value-Added Tax Credits

In many foreign countries, the Company's local operating subsidiaries pay significant amounts of value-added tax ("VAT") on purchases of unprocessed and processed tobacco, crop inputs, packing materials, and various other goods and services. In some countries, VAT is a national tax, and in other countries it is assessed at the state level. Items subject to VAT vary from jurisdiction to jurisdiction, as do the rates at which the tax is assessed. When tobacco is sold to customers in the country of origin, the operating subsidiaries generally collect VAT on those sales. The subsidiaries are normally permitted to offset those VAT payments against the collections and remit only the incremental VAT collections to the tax authorities. When tobacco is sold for export, VAT is normally not assessed. In countries where tobacco sales are predominately for export markets, VAT collections generated on downstream sales are often not sufficient to fully offset the subsidiaries' VAT payments. In those situations, unused VAT credits can accumulate. Some jurisdictions have procedures that allow companies to apply for refunds of unused VAT credits from the tax authorities, but the refund process often takes an extended period of time and it is not uncommon for refund applications to be challenged or rejected in part on technical grounds. Other jurisdictions may permit companies to sell or transfer unused VAT credits to third parties in private transactions, although approval for such transactions must normally be obtained from the tax authorities, limits on the amounts that can be transferred are usually imposed, and the proceeds realized may be heavily discounted from the face value of the credits. Due to these factors, local operating subsidiaries in some countries can accumulate significant balances of VAT credits over time. The Company reviews these balances on a regular basis and records valuation allowances on the credits to reflect amounts that are not expected to be recovered, as well as discounts anticipated on credits that are expected to be sold or transferred. At March 31, 2011, the aggregate balance of recoverable tax credits held by the Company's subsidiaries totaled approximately $75 million, and the related valuation allowance totaled approximately $22 million.

Property, Plant and Equipment

Depreciation of plant and equipment is based upon historical cost and the estimated useful lives of the assets. Depreciation is calculated using the straight-line method. Buildings include tobacco processing and blending facilities, offices, and warehouses. Machinery and equipment consists of processing and packing machinery and transport, office, and computer equipment. Estimated useful lives range as follows: buildings—15 to 40 years; processing and packing machinery—3 to 11 years; transport equipment—3 to 10 years; and office and computer equipment—3 to 10 years. Where applicable, the Company capitalizes related interest costs during periods that property, plant and equipment are being constructed or made ready for service. No interest was capitalized in fiscal years 2011, 2010, or 2009.

Goodwill and Other Intangibles

Goodwill and other intangibles principally consist of the excess of the purchase price of acquired companies over the net assets. Goodwill is carried at the lower of cost or fair value. The Company follows the applicable fair value accounting guidance in determining the fair value of goodwill. This primarily involves the use of discounted cash flow models (Level 3 of the fair value hierarchy in the accounting guidance). The calculations in these models are normally not based on observable market data from independent sources and therefore require significant management judgment with respect to estimates of future operating earnings and the selection of an appropriate discount rate. The use of different assumptions could increase or decrease estimated future operating cash flows, and the discounted value of those cash flows, which could increase or decrease any impairment charge related to goodwill.

Reporting units are distinct operating subsidiaries or groups of subsidiaries that typically compose the Company's business in a specific country or location. Goodwill is allocated to reporting units based on the country or location to which a specific acquisition relates, or by allocation based on expected future cash flows if the acquisition relates to more than one country or location. The majority of the Company's goodwill relates to its reporting unit in Brazil. No charges for goodwill impairment were recorded in fiscal years 2011, 2010, or 2009. During the third quarter of fiscal year 2011, goodwill was reduced by approximately $5.8 million to reflect amounts allocated to leaf procurement activities associated with farmer contracts and related assets that were conveyed to an operating subsidiary of one of the Company's major customers (see Note 14).

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events, changes in business conditions, or other circumstances provide an indication that such assets may be impaired. Potential impairment is initially assessed by comparing management's undiscounted estimates of future cash flows from the use or disposition of the assets to their carrying value. If the carrying value exceeds the undiscounted cash flows, an impairment charge is recorded to reduce the carrying value of the asset to its fair value determined in accordance with the accounting guidance. In many cases, this involves the use of discounted cash flow models that are not based on observable market data from independent sources (Level 3 of the fair value hierarchy under the accounting guidance). As discussed in Note 2, the Company recorded an impairment charge of $5.6 million in the third quarter of fiscal year 2011 in connection with its decision to close its leaf tobacco processing facility in Simcoe, Ontario, Canada and sell the related assets. No significant charges for the impairment of long-lived assets were recorded during fiscal years 2010 or 2009.

Income Taxes

The Company provides deferred income taxes on temporary differences between the book and tax basis of its assets and liabilities. Those differences arise principally from employee benefit accruals, depreciation, deferred compensation, undistributed earnings of unconsolidated affiliates, undistributed earnings of foreign subsidiaries, goodwill, and valuation allowances on farmer advances and value-added tax credits. As discussed in Note 5, during fiscal year 2010, the Company changed the classification of undistributed earnings of certain foreign subsidiaries that had previously been designated as permanently reinvested. Approximately $3.5 million in deferred U.S. income taxes were recorded on those earnings effective with this change. At March 31, 2011 and 2010, the Company had no undistributed earnings of foreign subsidiaries classified as permanently reinvested.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) is reported in the consolidated balance sheets and the consolidated statements of changes in shareholders' equity and consists of:

	March 31,		
	2011	2010	2009
Translation adjustments			
Before income taxes	$ (819)	$ (10,854)	$ (17,784)
Allocated income taxes	(2,792)	54	2,473
Foreign currency hedge adjustment			
Before income taxes	3,819	(736)	(21,330)
Allocated income taxes	(1,337)	258	7,465
Funded status of pension and other postretirement benefit plans			
Before income taxes	(66,851)	(63,362)	(54,238)
Allocated income taxes	23,204	21,973	18,867
Total accumulated other comprehensive loss	$ (44,776)	$ (52,667)	$ (64,547)

Fair Values of Financial Instruments

The fair values of the Company's long-term obligations, disclosed in Note 7, have been estimated using market prices where they are available and discounted cash flow models based on current incremental borrowing rates for similar classes of borrowers and borrowing arrangements. The carrying amount of all other assets and liabilities that qualify as financial instruments approximates fair value.

Derivative Financial Instruments

The Company recognizes all derivatives on the balance sheet at fair value. Interest rate swaps and forward foreign currency exchange contracts are used from time to time to reduce interest rate and foreign currency risk. The Company enters into such contracts only with counterparties of good standing. The credit exposure related to non-performance by the counterparties and the Company is considered in determining the fair values of the derivatives, and the effect is not material to the financial statements or operations of the Company. Additional disclosures related to the Company's derivatives and hedging activities are provided in Note 9.

Translation and Remeasurement of Foreign Currencies

The financial statements of foreign subsidiaries having the local currency as the functional currency are translated into U.S. dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates applicable to each reporting period for results of operations. Adjustments resulting from translation of financial statements are reflected as a separate component of comprehensive income or loss.

The financial statements of foreign subsidiaries having the U.S. dollar as the functional currency, with certain transactions denominated in a local currency, are remeasured into U.S. dollars. The remeasurement of local currency amounts into U.S. dollars creates remeasurement gains and losses that are included in earnings as a component of selling, general, and administrative expense. The Company recognized net remeasurement gains of $4.4 million in fiscal year 2011, net remeasurement losses of $9.3 million in fiscal year 2010, and net remeasurement losses of $46.0 million in fiscal year 2009.

Foreign currency transactions and forward foreign currency exchange contracts that are not designated as hedges generate gains and losses when they are settled or when they are marked to market under the prescribed accounting guidance. These transaction gains and losses are also included in earnings as a component of selling, general, and administrative expenses. The Company recognized net foreign currency transaction gains of $1.7 million in fiscal year 2011, net transaction gains of $4.0 million in fiscal year 2010, and net transaction losses of $4.6 million in fiscal year 2009.

The Company's policy is to use the U.S. dollar as the functional currency for its consolidated subsidiaries located in countries with highly inflationary economies and to remeasure any transactions of those subsidiaries that are denominated in the local currency. The Company currently operates in only one country, Zimbabwe, whose economy is classified as highly inflationary under applicable accounting guidance. As discussed above, the operations in Zimbabwe were deconsolidated during fiscal year 2006 and are accounted for using the cost method.

Revenue Recognition

Revenue from the sale of tobacco is recognized when title and risk of loss is transferred to the customer and the earnings process is complete. Substantially all sales revenue is recorded based on the physical transfer of products to customers. A large percentage of the Company's sales are to major multinational manufacturers of consumer tobacco products. The Company works closely with those customers to understand and plan for their requirements for volumes, styles, and grades of leaf tobacco from its various growing regions, and extensive coordination is maintained on an ongoing basis to determine and satisfy their requirements for physical shipment of processed tobacco. In most cases, customers request shipment within a relatively short period of time after the tobacco is processed and packed. The customers also specify, in sales contracts and in shipping documents, the precise terms for transfer of title and risk of loss for the tobacco. Customer returns and rejections are not significant, and the Company's sales history indicates that customer-specific acceptance provisions are consistently met upon transfer of title and risk of loss.

While most of the Company's revenue consists of tobacco that is purchased from farmers, processed and packed in its factories, and then sold to customers, some revenue is earned from processing tobacco owned by customers. These arrangements usually exist in specific markets where the customers contract directly with farmers for leaf production, and they have accounted for less than 5% of total revenue on an annual basis through the fiscal year ended March 31, 2011. Processing and packing of leaf tobacco is a short-duration process. Under normal operating conditions, raw tobacco that is placed into the production line exits as processed and packed tobacco within one hour, and is then transported to customer-designated storage facilities. The revenue for these services is recognized when processing is completed, and the Company's operating history indicates that customer requirements for processed tobacco are consistently met upon completion of processing.

Stock-Based Compensation

Share-based payments, such as grants of stock options, stock appreciation rights, restricted stock, restricted share units and performance share awards, are measured at fair value and reported as expense in the financial statements over the requisite service period. Additional disclosures related to stock-based compensation are included in Note 13.

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting Pronouncements

Recent Pronouncements Adopted Through March 31, 2011

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 168, "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162" ("SFAS 168"). This Statement established the newly-developed FASB Accounting Standards Codification™ ("Codification") as the single source of authoritative U.S. generally accepted accounting principles ("GAAP") for all nongovernmental entities. All guidance in the Codification carries the same level of authority, and all changes or additions to U.S. generally accepted accounting principles are now issued as Accounting Standards Updates. In addition to the Codification, rules and interpretive releases of the U.S. Securities and Exchange Commission ("SEC") under federal securities laws remain sources of authoritative GAAP for SEC registrants. Universal was required to adopt SFAS 168 effective September 30, 2009. SFAS 168 did not make any changes to existing accounting guidance that impacted the Company's accounting and financial reporting.

During the fiscal years ended March 31, 2011, 2010, and 2009, Universal adopted the following key accounting pronouncements, most of which were issued prior to the initial effective date of the Codification:

- FASB Accounting Standards Update 2010-06, "Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), which was issued by the FASB in January 2010 and was effective for interim and annual financial statements for fiscal years beginning after December 15, 2009. ASU 2010-06 expands and clarifies the disclosure requirements related to fair value measurements. It requires companies to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 of the fair value hierarchy and describe the reasons for the transfers. In addition, information about purchases, sales, issuances, and settlements on a gross basis is required in the reconciliation of Level 3 fair value measurements. ASU 2010-06 also clarifies existing fair value measurement disclosure guidance related to level of disaggregation, fair value inputs, and valuation techniques. Universal was required to apply most provisions of the new guidance effective April 1, 2010, the beginning of fiscal year 2011. The adoption of ASU 2010-06 did not have a material effect on our financial statements.

- FASB Staff Position No. 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP 132(R)-1"), adopted effective March 31, 2010. This pronouncement, which is now a part of Topic 715 of the Codification, requires expanded disclosures about plan assets of defined benefit pension or other postretirement benefit plans. The new disclosures include information about investment allocation decisions, categories of plan assets, the inputs and valuation techniques used to measure the fair value of those assets, and significant concentrations of credit risk. The disclosures required by FSP 132(R)-1 are included in Note 11 and did not have a material effect on the Company's financial statements.

- FASB Statement of Financial Accounting Standards No. 165, "Subsequent Events" ("SFAS 165"), adopted effective June 30, 2009. SFAS 165, which is now set forth under Topic 855 of the Codification, establishes standards for accounting and disclosure for events occurring after the balance sheet date but before financial statements are issued. It defines the period after the balance sheet date during which events or transactions should be evaluated for potential recognition or disclosure, and it provides guidance on recognition and disclosure of actual transactions or events occurring after the balance sheet date. The adoption of SFAS 165 did not have a material effect on the Company's financial statements.

- FASB Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" ("SFAS 160"), adopted effective April 1, 2009. SFAS 160, which is now set forth in Topic 810 of the Codification, requires that noncontrolling interests in subsidiaries that are included in a company's consolidated financial statements, commonly referred to as "minority interests," be reported as a component of shareholders' equity in the balance sheet. It also requires that a company's consolidated net income and comprehensive income include the amounts attributable to both the company's interest and the noncontrolling interest in the subsidiary, identified separately in the financial statements. Finally, the new guidance requires certain disclosures about noncontrolling interests in the consolidated financial statements. Adoption of this guidance did not have a material impact on the Company's financial statements.

- FASB Statement of Financial Accounting Standards No. 141(R), "Business Combinations" ("SFAS 141(R)"), adopted effective April 1, 2009. SFAS 141(R) requires that companies record assets acquired, liabilities assumed, and noncontrolling interests in business combinations at fair value, separately from goodwill, as of the acquisition date. This approach differs from the cost allocation approach provided under previous accounting guidance and can result in recognition of a gain at acquisition date if the cost to acquire a business is less than the net fair value of the assets acquired, liabilities assumed, and noncontrolling interests. SFAS 141(R), which is now set forth under Topic 805 of the Codification, also provides new guidance on recording assets and liabilities that arise from contingencies in a business combination, and it requires that transaction costs associated with business combinations be charged to expense instead of being recorded as part of the cost of the acquired business. Universal has not entered any business combinations since adopting the new guidance, but will apply the guidance to all future business combinations.

- The measurement timing provisions of FASB Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"), now part of the guidance in Codification Topic 715. These provisions require that the funded status of defined benefit plans be measured as of the balance sheet date, which eliminated the option allowed under the prior guidance, and previously used by the Company, to measure funded status at a date up to three months before the balance sheet date. To adopt the provisions, the Company began measuring its pension and other postretirement benefit plans as of the balance sheet date effective March 31, 2009. At that date, the Company recorded a direct adjustment to reduce retained earnings by $1.5 million ($2.3 million before income taxes), reflecting the expense attributable to the intervening three-month transition period. As required by the guidance, changes in the fair value of plan assets and benefit obligations for the full fifteen-month period between the fiscal year 2008 and 2009 measurement dates were recognized in other comprehensive income for fiscal year 2009.

- FASB Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"), adopted effective March 31, 2009. SFAS 161, which is now part of the guidance set forth in Topic 815 of the Codification, amended several prior accounting pronouncements to require enhanced disclosures about derivatives and hedging activities aimed at improving the transparency and understanding of those activities for financial statement users. It requires additional disclosures explaining the objectives and strategies for using derivative instruments, how those instruments and the related hedged items are accounted for, and how they affect a company's financial position, results of operations, and cash flows. The disclosures required by SFAS 161 are provided in Note 9.

Pronouncements to be Adopted in Future Periods

In addition to the above accounting pronouncements adopted through March 31, 2011, the following pronouncements have been issued and will become effective in fiscal year 2012:

- FASB Accounting Standards Update 2009-13, "Multiple-Deliverable Revenue Arrangements" ("ASU 2009-13"), which was issued by the FASB in October 2009. ASU 2009-13 establishes a selling price hierarchy for determining the selling price of a deliverable in a multiple-deliverable arrangement. It also requires additional disclosures about the methods and assumptions used to evaluate multiple-deliverable arrangements and to identify the significant deliverables within those arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, which means that Universal will be required to adopt the guidance effective April 1, 2011, the beginning of fiscal year 2012. The adoption of ASU 2009-13 is not expected to have a material effect on the Company's financial statements.

- FASB Accounting Standards Update 2011-04, "Fair Value Measurement" ("ASU 2011-04"), which was issued in May 2011. The primary focus of ASU 2011-04 is the convergence of accounting requirements for fair value measurements and related financial statement disclosures under U.S. GAAP and International Financial Reporting Standards ("IFRS"). While ASU 2011-04 does not significantly change existing guidance for measuring fair value, it does require additional disclosures about fair value measurements and changes the wording of certain requirements in the guidance to achieve consistency with IFRS. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011, and is required to be applied prospectively. The Company is currently evaluating the revised guidance to determine the effect it will have on its financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year's presentation.

UNIVERSAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 2. RESTRUCTURING AND IMPAIRMENT COSTS

In November 2010, Universal decided to close its leaf tobacco processing facility in Simcoe, Ontario, Canada. The Company will continue to buy tobacco grown in Canada, but will process that leaf at its U.S. factory in North Carolina. All full-time salaried personnel at the Simcoe location have been or will be terminated with the closure of the facility, and seasonal employees will not be rehired for the 2011 crop year. Under Canadian statutory and common law, the salaried employees and certain seasonal employees are entitled to termination benefits. The Company accrued the cost of these benefits, which totaled approximately $2.4 million, during fiscal year 2011, and they have been or will be paid to the employees shortly after their departure dates. Nearly all employees departed on or before March 31, 2011. Full-time salaried personnel had vested service under a defined benefit pension plan, and the Company incurred pension curtailment and settlement costs totaling approximately $4.1 million in connection with actions taken to terminate that plan. The Company determined that the Simcoe processing facility and a separate storage complex met the accounting requirements for classification as "held for sale" at the date the decision was made to close the operations. Based on terms of sale negotiated with a buyer for the processing facility and a separate offer for the storage complex, an impairment charge of approximately $5.6 million was recorded to write those assets down to their fair values, net of selling costs. The Canadian operations are included in the North America segment, and revenues and earnings for these operations have not been material to that segment in recent years.

In addition to the restructuring and impairment costs related to the decision to close the facility in Canada, the Company recorded other restructuring costs during the fiscal year ended March 31, 2011, associated with initiatives undertaken to adjust various operations and reduce costs. Most of the restructuring costs represent employee termination benefits associated with voluntary early retirement offers and involuntary separations at the Company's headquarters and operating locations in the United States, South America, Africa, and Europe that are part of the North America and Other Regions reportable segments.

A summary of the restructuring and impairment costs recorded through March 31, 2011, is as follows:

(in thousands of dollars)	Closure of Processing Facility in Canada	Other Restructuring and Cost Reduction Initiatives	Total
Restructuring Costs:			
Employee termination benefits	$ 2,412	$ 8,743	$ 11,155
Pension curtailment and settlement costs	4,081	—	4,081
Other costs	—	636	636
	6,493	9,379	15,872
Impairment Costs:			
Property, plant and equipment	5,632	—	5,632
Total restructuring and impairment costs	$ 12,125	$ 9,379	$ 21,504

A reconciliation of the Company's liability for the restructuring costs outlined above (excluding pension curtailment and settlement costs) through March 31, 2011, is as follows:

(in thousands of dollars)	Employee Termination Benefits	Other Costs	Total
Restructuring costs charged to expense during fiscal year 2011	$ 11,155	$ 636	$ 11,791
Payments during fiscal year 2011	(4,769)	(411)	(5,180)
Restructuring liability at March 31, 2011	$ 6,386	$ 225	$ 6,611

The employee termination benefits outlined in the tables above relate to approximately 200 total employees, including those affected by the facility closure in Canada. Substantially all of the restructuring liability at March 31, 2011, will be paid before the end of fiscal year 2012. Universal continually reviews its business for opportunities to realize efficiencies, reduce costs, and realign its operations in response to business changes. The Company expects to incur additional restructuring costs and may also incur asset impairment charges in future periods as business changes occur and additional cost savings initiatives are implemented.

NOTE 3. EUROPEAN COMMISSION FINES AND OTHER LEGAL AND TAX MATTERS

European Commission Fines in Spain

In October 2004, the European Commission (the "Commission") imposed fines on "five companies active in the raw Spanish tobacco processing market" totaling €20 million for "colluding on the prices paid to, and the quantities bought from, the tobacco growers in Spain." Two of the Company's subsidiaries, Tabacos Espanoles S.A. ("TAES"), a purchaser and processor of raw tobacco in Spain, and Deltafina, S.p.A. ("Deltafina"), an Italian subsidiary, were among the five companies assessed fines. In its decision, the Commission imposed a fine of €108,000 on TAES, and a fine of €11.88 million on Deltafina. Deltafina did not and does not purchase or process raw tobacco in the Spanish market, but was and is a significant buyer of tobacco from some of the Spanish processors. The Company recorded a charge of €11.88 million (approximately $14.9 million at the September 2004 exchange rate) in the second quarter of fiscal year 2005 to accrue the full amount of the fines assessed against the Company's subsidiaries.

In January 2005, Deltafina filed an appeal in the General Court of the European Union ("General Court"). A hearing was held in June 2009, and on September 8, 2010, the General Court issued its decision, in which it reduced the amount of the Deltafina fine to €6.12 million. The General Court held in part that the Commission erred in finding Deltafina acted as the leader of the Spanish cartel, and that the Commission's corresponding increase of the underlying fine by 50% was not justified. Deltafina filed an appeal to the General Court decision with the European Court of Justice on November 18, 2010. Although Deltafina agreed with the General Court that there was no basis for finding that Deltafina had acted as the leader of the Spanish cartel, Deltafina believed the General Court erred in not reducing the remaining fine further based on numerous grounds. A hearing has not been set to date and an ultimate resolution to the matter could take several years. The Company had deposited funds in an escrow account with the Commission in February 2005 in an amount equal to the original fine. The Company received funds from escrow in an amount equal to the reduction by the General Court plus interest that had accrued thereon. As a result of the General Court's decision in September 2010, during the second quarter of fiscal year 2011, the Company reversed €5.76 million (approximately $7.4 million) of the charge previously recorded to accrue the fine and recognized approximately $1.2 million of interest income returned on the escrow funds. The reversal of the fine is included in selling, general and administrative expense in the consolidated statement of income.

European Commission Fines in Italy

In 2002, the Company reported that it was aware that the Commission was investigating certain aspects of the leaf tobacco markets in Italy. Deltafina buys and processes tobacco in Italy. The Company reported that it did not believe that the Commission investigation in Italy would result in penalties being assessed against it or its subsidiaries that would be material to the Company's earnings. The reason the Company held this belief was that it had received conditional immunity from the Commission because Deltafina had voluntarily informed the Commission of the activities that were the basis of the investigation.

On December 28, 2004, the Company received a preliminary indication that the Commission intended to revoke Deltafina's immunity for disclosing in April 2002 that it had applied for immunity. Neither the Commission's Leniency Notice of February 19, 2002, nor Deltafina's letter of conditional immunity, contains a specific requirement of confidentiality. The potential for such disclosure was discussed with the Commission in March 2002, and the Commission never told Deltafina that disclosure would affect Deltafina's immunity. On November 15, 2005, the Company received notification from the Commission that the Commission had imposed fines totaling €30 million (about $42 million at the March 31, 2011 exchange rate) on Deltafina and the Company jointly for infringing European Union antitrust law in connection with the purchase and processing of tobacco in the Italian raw tobacco market.

The Company does not believe that the decision can be reconciled with either the Commission's Statement of Objections or the facts. In January 2006, the Company and Deltafina each filed appeals in the General Court. Deltafina's appeal was held on September 28, 2010. For strategic reasons related to the defense of the Deltafina appeal, Universal withdrew its appeal. Based on consultation with outside legal counsel, the Company believes it is probable that Deltafina will prevail in the appeals process and has not accrued a charge for the fine. If the Company and Deltafina are ultimately found liable for the full amount of the fine, then accumulated interest on the fine would also be due and payable. Accumulated interest totaled approximately €5 million (about $8 million) at March 31, 2011. Deltafina has provided a bank guarantee to the Commission in the amount of the fine plus accumulated interest in order to stay execution during the appeals process.

UNIVERSAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Legal and Tax Matters

In addition to the above-mentioned matters, various subsidiaries of the Company are involved in other litigation and tax examinations incidental to their business activities. While the outcome of these matters cannot be predicted with certainty, management is vigorously defending the matters and does not currently expect that any of them will have a material adverse effect on the Company's financial position. However, should one or more of these matters be resolved in a manner adverse to management's current expectation, the effect on the Company's results of operations for a particular fiscal reporting period could be material.

NOTE 4. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Fiscal Year Ended March 31,		
	2011	2010	2009
Basic Earnings Per Share			
Numerator for basic earnings per share			
Net income attributable to Universal Corporation	$ 156,565	$ 168,397	$ 131,739
Less: Dividends on convertible perpetual preferred stock	(14,850)	(14,850)	(14,850)
Earnings available to Universal Corporation common shareholders for calculation of basic earnings per share	141,715	153,547	116,889
Denominator for basic earnings per share			
Weighted average shares outstanding	23,859	24,732	25,570
Basic earnings per share	$ 5.94	$ 6.21	$ 4.57
Diluted Earnings Per Share			
Numerator for diluted earnings per share			
Earnings available to Universal Corporation common shareholders	$ 141,715	$ 153,547	$ 116,889
Add: Dividends on convertible perpetual preferred stock (if conversion assumed)	14,850	14,850	14,850
Earnings available to Universal Corporation common shareholders for calculation of diluted earnings per share	156,565	168,397	131,739
Denominator for diluted earnings per share:			
Weighted average shares outstanding	23,859	24,732	25,570
Effect of dilutive securities (if conversion or exercise assumed)			
Convertible perpetual preferred stock	4,750	4,733	4,718
Employee share-based awards	279	197	178
Denominator for diluted earnings per share	28,888	29,662	30,466
Diluted earnings per share	$ 5.42	$ 5.68	$ 4.32

For the fiscal years ended March 31, 2011, 2010, and 2009, certain stock appreciation rights and certain stock options outstanding were not included in the computation of diluted earnings per share because their effect would have been antidilutive. These shares totaled 622,801 at a weighted-average exercise price of $53.44 for the fiscal year ended March 31, 2011, 404,800 at a weighted-average exercise price of $58.96 for the fiscal year ended March 31, 2010, and 507,801 at a weighted-average exercise price of $56.52 for the fiscal year ended March 31, 2009.

NOTE 5. INCOME TAXES

Income taxes consisted of the following:

	Fiscal Year Ended March 31,		
	2011	2010	2009
Current			
United States	$ 18,052	$ 12,246	$ 19,622
State and local	2,290	3,357	4,178
Foreign	59,051	56,925	20,308
	79,393	72,528	44,108
Deferred			
United States	(43)	4,134	17,066
State and local	(226)	247	123
Foreign	(775)	9,374	3,291
	(1,044)	13,755	20,480
Total	$ 78,349	$ 86,283	$ 64,588

Foreign taxes include U.S. tax expense on earnings of foreign subsidiaries.

A reconciliation of the statutory U.S. federal rate to the effective income tax rate is as follows:

	Fiscal Year Ended March 31,		
	2011	2010	2009
Statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	0.6	0.9	1.4
Impact of permanently reinvested earnings	—	—	0.4
Change in classification of permanently reinvested earnings	—	1.4	—
Change in valuation allowance on deferred tax assets	(0.2)	—	(1.5)
Other, including changes in liabilities recorded for uncertain tax positions	(3.2)	(3.7)	(2.5)
Effective income tax rate	32.2%	33.6%	32.8%

At the beginning of fiscal year 2010, Universal had approximately $52 million of undistributed earnings of foreign subsidiaries on which no provision for U.S. income taxes had been recorded because those earnings were designated as permanently reinvested. Effective March 31, 2010, the Company changed the classification of those earnings to reflect a change in management's intent to repatriate the earnings consistent with appropriate tax planning and good business practice in the respective foreign countries. As a result of this change, approximately $3.5 million of additional income tax expense was recognized in fiscal year 2010 to record the applicable U.S. income tax liability. The Company no longer has any undistributed earnings of foreign subsidiaries that are classified as permanently reinvested.

The U.S. and foreign components of income before income taxes and other items were as follows:

	Fiscal Year Ended March 31,		
	2011	2010	2009
United States	$ 32,826	$ 48,675	$ 103,791
Foreign	210,073	207,953	93,358
Total	$ 242,899	$ 256,628	$ 197,149

Significant components of deferred tax liabilities and assets were as follows:

	March 31, 2011	March 31, 2010
Liabilities		
Foreign withholding taxes	$ 16,692	$ 16,438
Undistributed earnings	34,015	23,937
Goodwill	31,515	34,973
All other	22,386	27,320
Total deferred tax liabilities	$ 104,608	$ 102,668
Assets		
Employee benefit plans	$ 50,761	$ 48,392
Deferred compensation	5,055	4,082
Valuation allowances on Brazilian farmer advances and value-added tax credits	36,232	30,920
All other	34,571	41,155
Total deferred tax assets	126,619	124,549
Valuation allowance	(3,427)	(4,082)
Net deferred tax assets	$ 123,192	$ 120,467

At March 31, 2011, the Company had no material net operating loss carryforwards in either its domestic or foreign operations.

Combined Income Tax Expense (Benefit)

The combined income tax expense (benefit) allocable to continuing operations, other comprehensive income, and direct adjustments to shareholders' equity was as follows:

	Fiscal Year Ended March 31, 2011	2010	2009
Continuing operations	$ 78,349	$ 86,283	$ 64,588
Other comprehensive income	3,210	6,520	(26,285)
Direct adjustments to shareholders' equity	159	(454)	(848)
Total	$ 81,718	$ 92,349	$ 37,455

Uncertain Tax Positions

A reconciliation of the beginning and ending balance of the gross liability for uncertain tax positions for the fiscal years ended March 31, 2011, 2010 and 2009, is as follows:

	Fiscal Year Ended March 31,		
	2011	2010	2009
Liability for uncertain tax positions, beginning of year	$ 22,184	$ 22,740	$ 25,801
Additions:			
Related to tax positions for the current year	1,184	9,609	3,277
Related to tax positions for prior years	77	574	1,873
Reductions:			
Related to tax positions for prior years	(205)	(1,674)	—
Due to settlements with tax jurisdictions	(12,765)	(1,552)	—
Due to lapses of statutes of limitations	(1,571)	(4,802)	(5,032)
Other reductions	—	(4,041)	—
Effect of currency rate movement	319	1,330	(3,179)
Liability for uncertain tax positions, end of year	$ 9,223	$ 22,184	$ 22,740

Of the total $12.8 million reduction in the liability for uncertain tax positions in fiscal year 2011 due to settlements with tax jurisdictions, approximately $5.7 million represented tax paid and $7.1 million represented amounts reversed through income tax expense. Of the total liability for uncertain tax positions at March 31, 2011, approximately $0.9 million could have an effect on the consolidated effective tax rate if the tax benefits are recognized. The liability for uncertain tax positions includes $0.7 million related to tax positions for which it is reasonably possible that the amounts could change significantly before March 31, 2012. This amount reflects a possible decrease in the liability for uncertain tax positions that could result from the completion and resolution of tax audits and the expiration of open tax years in various tax jurisdictions.

The Company recognizes accrued interest related to uncertain tax positions as interest expense, and it recognizes penalties as a component of income tax expense. The consolidated statements of income include net expense for interest and penalties of $0.2 million in fiscal year 2011, a net reversal of interest and penalties of $2.6 million in fiscal year 2010, and net expense for interest and penalties of $3.6 million in fiscal year 2009. At March 31, 2011 and 2010, $5.8 million and $6.5 million, respectively, were accrued for interest and penalties.

Universal and its subsidiaries file a U.S. federal consolidated income tax return, as well as returns in several U.S. states and a number of foreign jurisdictions. As of March 31, 2011, the Company's earliest open tax year for U.S. federal income tax purposes was its fiscal year ended March 31, 2008. Open tax years in state and foreign jurisdictions generally range from three to six years.

NOTE 6. CREDIT FACILITIES

Five-Year Revolving Bank Credit Facility

The Company has a five-year revolving bank credit agreement that provides for a credit facility of $400 million, maturing in August 2012. Borrowings under the credit facility bear interest at variable rates, based on either 1) LIBOR plus a negotiated spread (0.8% at March 31, 2011) or 2) the higher of the federal funds rate plus 0.5% or Prime rate, each plus a negotiated spread (no spread at March 31, 2011). The Company pays a facility fee. Loans made under the facility may be used to provide general working capital, or for general corporate purposes. At March 31, 2011 and 2010, there were no borrowings outstanding under the revolving credit agreement.

Certain covenants in the revolving credit agreement require the Company to maintain a minimum level of tangible net worth and observe limits on debt levels. The Company was in compliance with all debt covenants at March 31, 2011.

Short-Term Credit Facilities

The Company maintains short-term uncommitted lines of credit in the United States and in a number of foreign countries. Foreign borrowings are generally in the form of overdraft facilities at rates competitive in the countries in which the Company operates. Generally, each foreign line is available only for borrowings related to operations of a specific country. As of March 31, 2011 and 2010, approximately $149 million and $177 million, respectively, were outstanding under these uncommitted lines of credit. At March 31, 2011, the Company and its consolidated affiliates had unused uncommitted lines of credit totaling approximately $399 million. The weighted average interest rates on short-term borrowings outstanding as of March 31, 2011 and 2010, were approximately 4.2% and 4.1%, respectively.

NOTE 7. LONG-TERM OBLIGATIONS

Long-term obligations consisted of the following:

	March 31,	
	2011	2010
Medium-term notes due from 2011 to 2014 at various rates	$ 415,193	$ 429,764
Less current portion	(95,000)	(15,000)
Long-term obligations	$ 320,193	$ 414,764

Notes

The Company had $405 million principal amount of medium-term notes outstanding at March 31, 2011. These notes, which have a carrying amount of $415 million after fair value adjustments for related interest rate swap agreements, mature at various dates from September 2011 to December 2014 and were all issued with fixed interest rates. Interest rates on the notes range from 5.00% to 6.25%. In November 2008, the Company filed a shelf registration statement with the SEC to provide for the future issuance of an undefined amount of additional debt or equity securities as determined by the Company and offered in one or more prospectus supplements prior to issuance.

Other Information

The fair value of the Company's long-term obligations, including the current portion, was approximately $416 million at March 31, 2011, and $421 million at March 31, 2010.

As indicated above, from time to time the Company uses interest rate swap agreements to manage its exposure to changes in interest rates. These agreements typically adjust interest rates on designated long-term obligations from fixed to variable. The swaps are accounted for as fair value hedges. At March 31, 2011 and 2010, the Company had interest rate swap agreements in place on $245 million of long-term debt. The fair value of those swap agreements was an asset of $10.2 million at March 31, 2011, and $9.8 million at March 31, 2010. Additional disclosures related to the Company's interest rate swap agreements are provided in Note 10.

Maturities of long-term debt outstanding at March 31, 2011, by fiscal year, were as follows: 2012 - $95 million; 2013 - $10 million; 2014 - $200 million; and 2015 - $100 million. All long-term debt outstanding at March 31, 2011, is scheduled to be repaid by the end of fiscal year 2015.

NOTE 8. LEASES

The Company's subsidiaries lease various production, storage, distribution, and other facilities, as well as vehicles and equipment used in their operations. Some of the leases have options to extend the lease term at market rates. These arrangements are classified as operating leases for accounting purposes. Rent expense on operating leases totaled $21.8 million in fiscal year 2011, $20.8 million in fiscal year 2010, and $19.3 million in fiscal year 2009. Future minimum payments under non-cancelable operating leases total $19.2 million in 2012, $10.4 million in 2013, $4.8 million in 2014, $4.5 million in 2015, $4.0 million in 2016, and $7.3 million after 2016.

NOTE 9. DERIVATIVES AND HEDGING ACTIVITIES

Universal is exposed to various risks in its worldwide operations and uses derivative financial instruments to manage two specific types of risks – interest rate risk and foreign currency exchange rate risk. Interest rate risk has been managed by entering into interest rate swap agreements, and foreign currency exchange rate risk has been managed by entering into forward foreign currency exchange contracts. However, the Company's policy permits other instruments. In addition, management works to manage foreign currency exchange rate risk by minimizing net monetary positions in non-functional currencies, which may include using local borrowings. The disclosures below provide additional information about the Company's hedging strategies, the derivative instruments used, and the effects of these activities on the consolidated statements of income and the consolidated balance sheets. In the consolidated statements of cash flows, the cash flows associated with all of these activities are reported in net cash provided by operating activities.

Fair Value Hedging Strategy for Interest Rate Risk

Universal has entered into interest rate swap agreements to manage its exposure to interest rate risk, with a strategy of maintaining a level of floating rate debt that approximates the interest rate exposure on its committed inventories. The strategy is implemented by borrowing at floating interest rates and converting a portion of the Company's fixed-rate debt to floating rates. The interest rate swap agreements allow the Company to receive amounts equal to the fixed interest payments it is obligated to make on the underlying debt instruments in exchange for making floating-rate interest payments that are adjusted semi-annually based on changes in the benchmark interest rate.

The Company's interest rate swap agreements are designated and qualify as hedges of the exposure to changes in the fair value of the underlying debt instruments created by fluctuations in prevailing market interest rates. In all cases, the critical terms of each interest rate swap agreement match the terms of the underlying debt instrument, and there is no hedge ineffectiveness. The total notional amount of the Company's receive-fixed/pay-floating interest rate swaps was $245 million at March 31, 2011 and 2010.

Cash Flow Hedging Strategy for Foreign Currency Exchange Rate Risk Related to Forecast Purchases of Tobacco and Related Processing Costs

The majority of the tobacco production in most countries outside the United States where Universal operates is sold in export markets at prices denominated in U.S. dollars. However, purchases of tobacco from farmers and most processing costs (such as labor and energy) in those countries are usually denominated in the local currency. Changes in exchange rates between the U.S. dollar and the local currencies where tobacco is grown and processed affect the ultimate U.S. dollar cost of the processed tobacco and therefore can adversely impact the gross profit earned on the sale of that tobacco. Since the Company is able to reasonably forecast the volume, timing, and local currency cost of its tobacco purchases and processing costs, it has routinely entered into forward contracts to sell U.S. dollars and buy the local currency at future dates that coincide with the expected timing of the portion of those purchases and costs on which customer sales and pricing have been agreed. By considering those pricing arrangements with key customers, this strategy substantially offsets the variability of future U.S. dollar cash flows for tobacco purchases and processing costs for the foreign currency notional amount hedged. The hedging strategy has been used mainly for tobacco purchases and processing costs in Brazil, where the large crops, the terms of sale to customers, and the availability of derivative markets make it particularly desirable to manage the related foreign exchange rate risk.

For the crops bought, processed, and sold in fiscal years 2009, 2010 and 2011, all contracts related to tobacco purchases in Brazil were designated and qualified as hedges of the future cash flows associated with the forecast purchases of tobacco. As a result, except for insignificant amounts related to any ineffective portion of the hedging strategy, changes in fair values of the forward contracts have been recognized in comprehensive income as they occurred, but only recognized in earnings upon sale of the related tobacco to third-party customers. Forward contracts related to processing costs have not been designated as hedges, and gains and losses on those contracts have been recognized in earnings on a mark-to-market basis.

Through March 2011, the Company hedged approximately $124 million U.S. dollar notional amount related to 2010-2011 crop tobacco purchases in Brazil. Additional forward contracts totaling approximately $32 million U.S. dollar notional amount were entered to mitigate currency exposure on processing costs related to that crop. Purchases of the 2010-2011 crop are expected to be completed in August 2011, and all forward contracts to hedge those purchases will mature and be settled by that time. For all hedge gains and losses recorded in accumulated other comprehensive loss at March 31, 2011, the Company expects to complete the sale of the tobacco and recognize the amounts in earnings during fiscal year 2012. At March 31, 2011, all hedged forecast purchases of tobacco not yet completed remained probable of occurring within the originally designated time period and, as a result, no hedges had been discontinued. As noted above, changes in the fair values of forward contracts related to processing costs are being recognized in earnings each quarter on a mark-to-market basis.

From March through July 2010, the Company hedged approximately $109 million U.S. dollar notional amount related to 2009-2010 crop tobacco purchases in Brazil. Additional forward contracts totaling approximately $58 million U.S. dollar notional amount were entered to mitigate currency exposure on processing costs related to that crop. Purchases of the 2009-2010 crop were completed in July 2010, and all forward contracts to hedge those purchases matured and were settled by that time. All hedge gains and losses recorded in accumulated other comprehensive loss were recognized in cost of goods sold with the sale of tobacco during fiscal year 2011. As noted above, changes in the fair values of forward contracts related to processing costs were recognized in earnings each quarter on a mark-to-market basis.

From September 2008 through July 2009, the Company hedged approximately $241 million U.S. dollar notional amount related to 2008-2009 crop tobacco purchases in Brazil, primarily related to customer contractual requirements. Purchases of that crop were completed in July 2009, and all forward contracts to hedge those purchases matured and were settled by that time. All hedge gains and losses recorded in accumulated other comprehensive loss were recognized in cost of goods sold with the sale of the tobacco during fiscal year 2010.

Hedging Strategy for Foreign Currency Exchange Rate Risk Related to Net Local Currency Monetary Assets and Liabilities of Foreign Subsidiaries

Most of the Company's foreign subsidiaries transact the majority of their sales in U.S. dollars and finance the majority of their operating requirements with U.S. dollar borrowings, and therefore use the U.S. dollar as their functional currency. These subsidiaries normally have certain monetary assets and liabilities on their balance sheets that are denominated in the local currency. Those assets and liabilities can include cash and cash equivalents, accounts receivable and accounts payable, advances to farmers and suppliers, deferred income tax assets and liabilities, recoverable value-added taxes, and other items. Net monetary assets and liabilities denominated in the local currency are remeasured into U.S. dollars each reporting period, generating gains and losses that the Company records in earnings as a component of selling, general, and administrative expenses. The level of net monetary assets or liabilities denominated in the local currency normally fluctuates throughout the year based on the operating cycle, but it is most common for monetary assets to exceed monetary liabilities, sometimes by a significant amount. When this situation exists and the local currency weakens against the U.S. dollar, remeasurement losses are generated. Conversely, remeasurement gains are generated on a net monetary asset position when the local currency strengthens against the U.S. dollar. Due to the size of its operations and the fact that it provides significant financing to farmers for crop production, the Company's subsidiary in Brazil has significant exposure to currency remeasurement gains and losses due to fluctuations in exchange rates at certain times of the year. During fiscal year 2009, the Brazilian currency weakened dramatically from September through December 2008, generating approximately $41 million in remeasurement losses on net monetary assets held during that period. To manage a portion of its exposure to currency remeasurement gains and losses in Brazil during fiscal years 2009 and 2011, the Company entered into forward contracts to sell the Brazilian currency and buy U.S. dollars at future dates coinciding with expected changes in the overall net local currency monetary asset position of the subsidiary. Gains and losses on the forward contracts were recorded in earnings as a component of selling, general, and administrative expenses for each reporting period as they occurred, and thus directly offset the related remeasurement losses or gains in the consolidated statements of income for the notional amount hedged. Accordingly, the Company did not designate these contracts as hedges for accounting purposes. The notional amount of these contracts totaled approximately $60 million in U.S. dollars in fiscal year 2011 and $36 million in fiscal year 2009. All of the contracts matured and were settled before the end of each fiscal year. No forward contracts were entered for this purpose in fiscal year 2010. To further mitigate currency remeasurement exposure, the Company's foreign subsidiaries have obtained short-term local currency financing during certain periods. This strategy, while not involving the use of derivative instruments, is intended to minimize the subsidiary's net monetary position by financing a portion of the local currency monetary assets with local currency monetary liabilities and thus hedging a portion of the overall position.

The Company has several foreign subsidiaries that transact the majority of their sales and finance the majority of their operating requirements in their local currency, and therefore use their respective local currencies as the functional currency for reporting purposes. From time to time, these subsidiaries sell tobacco to customers in transactions that are not denominated in the functional currency. In those situations, the subsidiaries routinely enter into forward exchange contracts to offset currency risk for the period of time that a fixed-price order and the related trade account receivable are outstanding with the customer. The contracts are not designated as hedges for accounting purposes.

Effect of Derivative Financial Instruments on the Consolidated Statements of Income

The table below outlines the effects of the Company's use of derivative financial instruments on the consolidated statements of income for the fiscal years ended March 31, 2011, 2010, and 2009.

(in thousands of dollars)	Fiscal Year Ended March 31, 2011	2010	2009
Fair Value Hedges - Interest Rate Swap Agreements			
Derivative			
Gain (loss) recognized in earnings	$ 428	$ (2,043)	$ 8,366
Location of gain (loss) recognized in earnings	Interest expense		
Hedged Item			
Description of hedged item	Fixed rate long-term debt		
Gain (loss) recognized in earnings	$ (428)	$ 2,043	$ (8,366)
Location of gain (loss) recognized in earnings	Interest expense		
Cash Flow Hedges - Forward Foreign Currency Exchange Contracts			
Derivative			
Effective Portion of Hedge			
Gain (loss) recorded in accumulated other comprehensive loss	$ 2,476	$ 7,174	$ (22,006)
Gain (loss) reclassified from accumulated other comprehensive loss into earnings	$ 100	$ (14,844)	$ —
Location of gain (loss) reclassified from accumulated other comprehensive loss into earnings	Cost of goods sold		
Ineffective Portion and Early De-designation of Hedges			
Gain (loss) recognized in earnings	$ 113	$ 1,442	$ 102
Location of gain (loss) recognized in earnings	Selling, general and administrative expenses		
Hedged Item			
Description of hedged item	Forecast purchases of tobacco in Brazil		
Derivatives Not Designated as Hedges - Forward Foreign Currency Exchange Contracts			
Contracts related to forecast processing costs and forecast purchases of tobacco, primarily in Brazil			
Gain (loss) recognized in earnings	$ 1,972	$ (26)	$ 1,583
Location of gain (loss) recognized in earnings	Selling, general and administrative expenses		
Contracts related to net local currency monetary assets and liabilities of subsidiary in Brazil			
Gain (loss) recognized in earnings	$ 661	$ —	$ (355)
Location of gain (loss) recognized in earnings	Selling, general and administrative expenses		
Contracts related to fixed-price orders and accounts receivable of non-U.S. dollar subsidiaries			
Gain (loss) recognized in earnings	$ (39)	$ 1,301	$ (2,613)
Location of gain (loss) recognized in earnings	Selling, general and administrative expenses		
Total gain (loss) recognized in earnings for forward foreign currency exchange contracts not designated as hedges	$ 2,594	$ 1,275	$ (1,385)

For the interest rate swap agreements designated as fair value hedges, since the hedges have no ineffectiveness, the gain or loss recognized in earnings on the derivative is offset by a corresponding loss or gain on the underlying hedged debt.

For the forward foreign currency exchange contracts designated as cash flow hedges of tobacco purchases in Brazil, a gain of approximately $2.4 million related to the 2010-2011 crop purchases is recorded in accumulated other comprehensive loss at March 31, 2011. Assuming continued hedge effectiveness, changes in the fair value of all outstanding and new contracts will increase or decrease the amount recorded in accumulated other comprehensive loss. Those amounts are expected to be recognized in earnings as a component of cost of goods sold in fiscal year 2012 when the related tobacco is expected to be sold to customers. Based on the hedging strategy, as the gain or loss is recognized in earnings, it is expected to be offset by a change in the direct cost for the tobacco or by a change in sales prices if the strategy has been mandated by the customer. Generally, margins on the sale of the tobacco will not be significantly affected.

Effect of Derivative Financial Instruments on the Consolidated Balance Sheets

The table below outlines the effects of the Company's derivative financial instruments on the consolidated balance sheets at March 31, 2011 and 2010:

	Derivatives in a Fair Value Asset Position			Derivatives in a Fair Value Liability Position		
	Balance Sheet Location	Fair Value as of March 31,		Balance Sheet Location	Fair Value as of March 31,	
(in thousands of dollars)		2011	2010		2011	2010
Derivatives Designated as Hedging Instruments						
Interest rate swap agreements	Other non-current assets	$ 10,193	$ 10,358	Long-term obligations	$ —	$ 593
Forward foreign currency exchange contracts	Other current assets	2,400	84	Accounts payable and accrued expenses	—	73
Total		$ 12,593	$ 10,442		$ —	$ 666
Derivatives Not Designated as Hedging Instruments						
Forward foreign currency exchange contracts	Other current assets	$ 1,222	$ 740	Accounts payable and accrued expenses	$ 243	$ 512
Total		$ 1,222	$ 740		$ 243	$ 512

NOTE 10. FAIR VALUE MEASUREMENTS

Universal measures certain financial and nonfinancial assets and liabilities at fair value based on applicable accounting guidance. The financial assets and liabilities measured at fair value include money market funds, trading securities associated with deferred compensation plans, interest rate swap agreements, forward foreign currency exchange contracts, and guarantees of bank loans to tobacco growers. The application of the fair value guidance to nonfinancial assets and liabilities primarily includes assessments of goodwill and long-lived assets for potential impairment.

Under the accounting guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework for measuring fair value under the guidance is based on a fair value hierarchy that distinguishes between observable inputs (i.e., inputs that are based on market data obtained from independent sources) and unobservable inputs (i.e., inputs that require the Company to make its own assumptions about market participant assumptions because little or no market data exists). There are three levels within the fair value hierarchy:

Level	Description
1	quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the reporting date;
2	quoted prices in active markets for similar assets or liabilities, or quoted prices for identical or similar assets or liabilities, in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability; and
3	unobservable inputs for the asset or liability.

In measuring the fair value of liabilities, the Company considers the risk of non-performance in determining fair value.

At March 31, 2011, the Company had certain financial assets and financial liabilities that were required to be measured and reported at fair value on a recurring basis. These assets and liabilities are listed in the table below and are classified based on how their values were determined under the fair value hierarchy:

	March 31, 2011			
	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$ 108,832	$ —	$ —	$ 108,832
Trading securities associated with deferred compensation plans	20,899	—	—	20,899
Interest rate swaps	—	10,193	—	10,193
Forward foreign currency exchange contracts	—	3,622	—	3,622
Total assets	$ 129,731	$ 13,815	$ —	$ 143,546
Liabilities:				
Guarantees of bank loans to tobacco growers	$ —	$ —	$ 20,699	$ 20,699
Forward foreign currency exchange contracts	—	243	—	243
Total liabilities	$ —	$ 243	$ 20,699	$ 20,942

Money market funds

The fair value of money market funds, which are reported in cash and cash equivalents in the consolidated balance sheets, is based on quoted market prices (Level 1). The fair values of these investments approximate cost due to the short-term maturities and the high credit quality of the issuers of the underlying securities.

Trading securities associated with deferred compensation plans

Trading securities represent mutual fund investments that are matched to employee deferred compensation obligations. These investments are bought and sold as employees defer compensation, receive distributions, or make changes in the funds underlying their accounts. Quoted market prices (Level 1) are used to determine the fair values of the mutual funds.

Interest rate swaps

The fair values of interest rate swap contracts are determined based on dealer quotes using a discounted cash flow model matched to the contractual terms of each instrument. Since inputs to the model are observable and significant judgment is not required in determining the fair values, interest rate swaps are classified within Level 2 of the fair value hierarchy.

Forward foreign currency exchange contracts

The fair values of forward foreign currency exchange contracts are also determined based on dealer quotes using a discounted cash flow model matched to the contractual terms of each instrument. Since inputs to the model are observable and significant judgment is not required in determining the fair values, forward foreign currency exchange contracts are classified within Level 2 of the fair value hierarchy.

Guarantees of bank loans to tobacco growers

The fair values of the Company's guarantees of bank loans to tobacco growers are determined by using internally tracked historical loss data for such loans to develop an estimate of future losses under the guarantees outstanding at the measurement date. The present value of the cash flows associated with those estimated losses is then calculated at a risk-adjusted interest rate. This approach is sometimes referred to as the "contingent claims valuation method." Although historical loss data is an observable input, significant judgment is required in applying this information to the portfolio of guaranteed loans outstanding at each measurement date and in selecting a risk-adjusted interest rate. The guarantees of bank loans to tobacco growers are therefore classified within Level 3 of the fair value hierarchy.

A reconciliation of the change in the balance of the financial liability for guarantees of bank loans to tobacco growers (Level 3) for the fiscal year ended March 31, 2011, is as follows:

Balance at April 1, 2010	$	25,997
Transfer to allowance for loss on direct loans to farmers (removal of prior crop year loans from portfolio and addition of current crop year loans)		(7,165)
Transfer of guarantees to assignee of farmer contracts (see Note 14)		(1,110)
Change in discount rate and estimated collection period		1,389
Currency remeasurement		1,588
Balance at March 31, 2011	$	20,699

Universal has not elected to report at fair value any financial instruments or any other assets or liabilities that are not required to be reported at fair value under current accounting guidance.

NOTE 11. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Defined Benefit Plans

Description of Plans

The Company sponsors several defined benefit pension plans covering U.S. salaried employees and certain foreign and other employee groups. These plans provide retirement benefits based primarily on employee compensation and years of service. Plan assets consist primarily of equity investments and fixed income securities. The Company also sponsors defined benefit plans that provide postretirement health and life insurance benefits for eligible U.S. employees who have attained specific age and service levels. The health benefits are funded by the Company as the costs of those benefits are incurred. The plan design includes cost-sharing features such as deductibles and coinsurance. The life insurance benefits are funded with deposits to a reserve account held by an insurance company. The Company has the right to amend or discontinue its pension and other postretirement benefit plans at any time.

Effective March 31, 2009, the Company adopted the measurement timing provisions of SFAS 158 (now part of Topic 715 of the FASB Accounting Standards Codification), which require that the funded status of defined benefit plans be measured as of the balance sheet date. Previously, companies were allowed to measure funded status up to three months before the balance sheet date. As a result of adopting the new measurement timing provisions, the Company changed its annual measurement date from December 31 to March 31. As required by the guidance, the benefit expense related to the intervening three-month transition period, which totaled $2.3 million before income taxes and $1.5 million after tax, was recorded as a direct adjustment to retained earnings.

In the following disclosures, the term "accumulated benefit obligation" ("ABO") represents the actuarial present value of estimated future benefit payments earned by participants in the Company's defined benefit pension plans as of the balance sheet date without regard to the estimated effect of future compensation increases on those benefits. The term does not apply to other postretirement benefits. "Projected benefit obligation" refers to the projected benefit obligation ("PBO") for pension benefits and the accumulated postretirement benefit obligation ("APBO") for other postretirement benefits. These amounts represent the actuarial present value of estimated future benefit payments earned by participants in the benefit plans as of the balance sheet date. For pension benefits, the projected benefit obligation includes the estimated effect of future compensation increases on those benefits.

Actuarial Assumptions

Assumptions used for financial reporting purposes to compute net periodic benefit cost and benefit obligations were as follows:

	Pension Benefits			Other Postretirement Benefits		
	2011	2010	2009	2011	2010	2009
Discount rates:						
Benefit cost for plan year	6.00%	7.75%	6.00%	6.00%	7.75%	6.00%
Benefit obligation at end of plan year	5.50%	6.00%	7.75%	5.50%	6.00%	7.75%
Expected long-term return on plan assets:						
Benefit cost for plan year	8.00%	7.75%	7.75%	4.30%	4.30%	4.30%
Benefit obligation at end of plan year	8.00%	8.00%	7.75%	4.30%	4.30%	4.30%
Salary scale	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Healthcare cost trend rate	N/A	N/A	N/A	8.00%	8.30%	8.50%

The discount rate used to calculate the benefit obligation at March 31, 2009, reflected market volatility and a temporary expansion of credit spreads on corporate bonds that returned to more normal levels after that measurement date. The increase in the expected long-term return on plan assets at March 31, 2010, reflected changes made to the Company's investment allocation during fiscal year 2010. The healthcare cost trend rate used by the Company is based on a recent study of medical cost inflation rates. The revised trend assumption of 8.00% in 2011 declines gradually to 4.50% in 2028.

Benefit Obligations, Plan Assets, and Funded Status

The following table reflects the changes in benefit obligations and plan assets in 2011 and 2010, and the funded status of the plans at March 31, 2011 and 2010:

	Pension Benefits		Other Postretirement Benefits	
	March 31,		March 31,	
	2011	2010	2011	2010
Actuarial present value of benefit obligation:				
Accumulated benefit obligation	$ 236,701	$ 213,646	$ —	$ —
Projected benefit obligation	262,085	243,760	43,888	43,429
Change in projected benefit obligation:				
Projected benefit obligation, beginning of year	$ 243,760	$ 199,907	$ 43,429	$ 38,420
Service cost	4,835	3,815	787	581
Interest cost	14,168	14,899	2,534	2,789
Effect of discount rate change	15,174	48,324	2,245	7,870
Foreign currency exchange rate changes	1,626	2,983	—	—
Curtailment	966	—	—	—
Settlements	(8,483)	(2,498)	—	—
Other	5,411	(6,718)	(1,222)	(2,271)
Benefit payments	(15,372)	(16,952)	(3,885)	(3,960)
Projected benefit obligation, end of year	$ 262,085	$ 243,760	$ 43,888	$ 43,429
Change in plan assets:				
Plan assets at fair value, beginning of year	$ 182,792	$ 132,080	$ 3,499	$ 3,687
Actual return on plan assets	26,077	47,553	238	197
Employer contributions	9,211	20,674	3,432	3,575
Settlements	(8,483)	(2,498)	—	—
Foreign currency exchange rate changes	1,490	1,935	—	—
Benefit payments	(15,372)	(16,952)	(3,885)	(3,960)
Plan assets at fair value, end of year	$ 195,715	$ 182,792	$ 3,284	$ 3,499
Funded status:				
Funded status of the plans, end of year	$ (66,370)	$ (60,968)	$ (40,604)	$ (39,930)

The funded status of the Company's plans at the end of fiscal years 2011 and 2010 was reported in the consolidated balance sheets as follows:

	Pension Benefits		Other Postretirement Benefits	
	March 31,		March 31,	
	2011	2010	2011	2010
Non-current asset (reported in other noncurrent assets)	$ 1,493	$ 1,444	$ —	$ —
Current liability (included in accounts payable and accrued expenses)	(2,098)	(2,023)	(3,511)	(3,431)
Non-current liability (reported as pensions and other postretirement benefits)	(65,765)	(60,389)	(37,093)	(36,499)
Amounts recognized in the consolidated balance sheets	$ (66,370)	$ (60,968)	$ (40,604)	$ (39,930)

Additional information on the funded status of the Company's plans as of the respective measurement dates for the fiscal years ended March 31, 2011 and 2010, is as follows:

	Pension Benefits		Other Postretirement Benefits	
	March 31,		March 31,	
	2011	2010	2011	2010
For plans with a projected benefit obligation in excess of plan assets:				
Aggregate projected benefit obligation	$ 257,240	$ 240,741	$ 43,889	$ 43,429
Aggregate fair value of plan assets	189,378	178,329	3,284	3,499
For plans with an accumulated benefit obligation in excess of plan assets:				
Aggregate accumulated benefit obligation	232,342	207,507	N/A	N/A
Aggregate fair value of plan assets	189,378	174,192	N/A	N/A

Net Periodic Benefit Cost

The components of the Company's net periodic benefit cost were as follows:

	Pension Benefits			Other Postretirement Benefits		
	2011	2010	2009	2011	2010	2009
Components of net periodic benefit cost:						
Service cost	$ 4,835	$ 3,815	$ 4,724	$ 787	$ 581	$ 787
Interest cost	14,168	14,899	13,594	2,534	2,789	2,790
Expected return on plan assets	(14,938)	(13,687)	(13,380)	(144)	(152)	(157)
Curtailment loss	966	—	800	—	—	—
Settlement cost	3,119	4,640	5,449	—	—	—
Net amortization and deferral	3,937	1,387	2,245	(253)	(1,083)	(48)
Net periodic benefit cost	$ 12,087	$ 11,054	$ 13,432	$ 2,924	$ 2,135	$ 3,372

A one-percentage-point increase in the assumed healthcare cost trend rate would increase the March 31, 2011, accumulated postretirement benefit obligation by approximately $1.4 million, while a one-percentage-point decrease would reduce the accumulated benefit obligation by approximately $1.2 million. The aggregate service and interest cost components of the net periodic postretirement benefit expense for fiscal year 2012 would not change by a significant amount as a result of a one-percentage-point increase or decrease in the assumed healthcare cost trend rate.

UNIVERSAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts Included in Accumulated Other Comprehensive Loss

The amounts recognized in other comprehensive income or loss for fiscal years 2011 and 2010 and the amounts included in accumulated other comprehensive loss at the end of those fiscal years are shown below. Reclassification adjustments represent amounts included in accumulated other comprehensive loss at the beginning of the year that were recognized in net periodic benefit cost during the year. All amounts shown are before allocated income taxes.

	Pension Benefits		Other Postretirement Benefits	
	March 31,		March 31,	
	2011	2010	2011	2010
Change in net actuarial loss (gain):				
Net actuarial loss (gain), beginning of year	$ 73,301	$ 70,912	$ (7,452)	$ (13,665)
Losses (gains) arising during the year	5,996	3,890	478	5,169
Reclassification adjustments during the year	(4,159)	(1,501)	252	1,044
Net actuarial loss, end of year	75,138	73,301	(6,722)	(7,452)
Change in prior service cost (benefit):				
Prior service cost (benefit), beginning of year	(3,145)	(3,400)	—	(38)
Reclassification adjustments during the year	(248)	255	—	38
Prior service cost (benefit), end of year	(3,393)	(3,145)	—	—
Total amounts in accumulated other comprehensive loss at end of year, before income taxes	$ 71,745	$ 70,156	$ (6,722)	$ (7,452)

Amounts in the above table reflect the Company and its consolidated subsidiaries. The accumulated other comprehensive loss reported in the consolidated balance sheets also includes pension and other postretirement benefit adjustments related to ownership interests in unconsolidated affiliates. The Company expects to recognize approximately $5.9 million of the March 31, 2011 net actuarial loss and $0.3 million of the March 31, 2011 prior service benefit in net periodic benefit cost during fiscal year 2012.

Allocation of Pension Plan Assets

The Pension Investment Committee of the Board of Directors (the "Committee") oversees the investment of funds for the Company's U.S. ERISA-regulated defined benefit pension plans, which represents 91% of total plan assets and 81% of total PBO. The Committee has established, and periodically adjusts, target asset allocations for those investments to reflect a balance of the needs for liquidity, total return, and risk control. The assets are required to be diversified across asset classes and investment styles to achieve that balance. During the year, the asset allocation is reviewed for adherence to the target policy and rebalanced to the targeted weights.

The Committee, with the help of a consultant, reviews the expected long-term returns of the asset allocation each year to help determine whether changes are needed. The return is evaluated on a weighted average basis in relation to inflation. The assumed long-term rate of return used to calculate annual benefit expense is based on the asset allocation and expected market returns for those asset classes.

The weighted–average target pension asset allocation and target ranges at the March 31, 2011, measurement date and the actual asset allocations at the March 31, 2011 and March 31, 2010, measurement dates by major asset category were as follows:

Major Asset Category	Target Allocation	Range	Actual Allocation March 31, 2011	Actual Allocation March 31, 2010
Domestic equity securities	44.0%	37% - 51%	45.6%	53.7%
International equity securities	13.0%	10% - 16%	13.6%	14.5%
Fixed income securities (1)	33.0%	26% - 40%	31.2%	31.8%
Alternative investments:				
Real estate funds	5.0%	3% - 7%	4.7%	—
Hedge funds	5.0%	3% - 7%	4.9%	—
Total	100.0%		100.0%	100.0%

(1) Actual amounts include high yield securities and cash balances held for the payment of benefits.

With the assistance of a consultant, the Committee selects investment managers to invest the funds within its guidelines. To provide for diversification, equity fund managers are limited in the level of investment in any single security, and limits are placed on the minimum size of the issuer of the security. There is no allocation to Universal Corporation equity. One fixed income manager must invest in U.S. dollar-denominated bonds, excluding U.S. Treasury bonds, with limitations on the amounts that may be invested in any single issuer. The minimum credit rating of issuers is BBB, and limits are placed on the amount that can be invested in issuers rated at that level. The other fixed income manager invests in high yield bonds for which credit ratings are lower. In addition, certain speculative transactions are prohibited in either equity or fixed income management, as appropriate. These prohibitions include margin buying, short selling, and transactions in lettered or restricted stock, puts, and straddles. Managers are evaluated based on their adherence to the policies and their ability to exceed certain standards for returns while limiting the amount of risk over three- to five- year periods. For commingled funds, the Committee reviews the fund manager's policies to ensure that they are consistent with fund guidelines or otherwise appropriate for the asset class.

Universal makes regular contributions to its pension and other postretirement benefit plans. As previously noted, for postretirement health benefits, contributions reflect funding of those benefits as they are incurred. The Company provided additional contributions to its U.S. pension plans in fiscal years 2009 and 2010. With the regular and additional contributions and an increase in plan asset values during fiscal years 2010 and 2011, the Company believes that it is in full compliance with all funding requirements of the Pension Protection Act of 2006. The Company expects to make contributions of approximately $9.6 million to its pension plans in fiscal year 2012.

Estimated future benefit payments to be made from the Company's plans are as follows:

Fiscal Year:	Pension Benefits	Other Postretirement Benefits
2012	$ 20,838	$ 3,511
2013	14,784	3,597
2014	15,446	3,584
2015	16,201	3,533
2016	14,853	3,468
2017 - 2021	99,558	17,030

Fair Values of Pension Plan Assets

Assets held by the Company's defined benefit pension plans primarily consist of domestic and international equity securities, fixed income securities, and alternative investments. Domestic and international equities include common stock, as well as commingled funds and common collective trusts. The methodologies for determining the fair values of the plan assets are outlined below. Where the values are based on quoted prices for the securities in an active market, they are classified as Level 1 of the fair value hierarchy. Where secondary pricing sources are used, they are classified as Level 2 of the hierarchy. Pricing models that use significant unobservable inputs are classified as Level 3.

- Domestic and international equity securities:

  Common stock: Shares of common stock are valued at the unadjusted official closing price as defined by the most active market, or at the most recent trade price of the security at the close of the active market. Secondary pricing sources are used when one of these primary sources is not available. Instances requiring secondary pricing sources are reviewed for evidence of inactive, delisted, bankrupt, or suspended equities.

  Commingled funds and common collective trusts: These assets are valued at the net asset value of shares held at the valuation date, based on the quoted market prices of the underlying assets of the funds or trusts. The investments are valued using the Net Asset Value of the fund or trust as a practical expedient for fair market value. These investment vehicles hold equity securities and cash.

- Fixed income securities: Some fixed income investments are held through mutual funds for which an active market is available (Level 1). Other fixed income investments are valued at an estimated price that a dealer would pay for a similar security on the valuation date using observable market inputs (Level 2). These measures may include yield curves for similarly rated securities. Small amounts of cash are held in common collective trusts. Fixed income securities include insurance assets, which are valued based on an actuarial calculation (Level 3).

- Alternative investments: Real estate assets are valued using valuation models that incorporate income and market approaches, including external appraisals, to derive fair values. The hedge fund allocation is a fund of hedge funds and is valued by the manager based on the net asset value of each fund. These models use significant unobservable inputs and are classified as Level 3 within the fair value hierarchy.

Fair values of the assets of the Company's pension plans as of March 31, 2011 and 2010, classified based on how their values were determined under the fair value hierarchy are as follows:

	March 31, 2011			
	Level 1	Level 2	Level 3	Total
Domestic equity securities	$ 27,300	$ 52,768	$ —	$ 80,068
International equity securities	23,925	—	—	23,925
Fixed income securities (1)	16,974	52,425	5,362	74,761
Alternative investments:				
Real estate fund	—	—	8,338	8,338
Hedge fund	—	—	8,623	8,623
Total investments	$ 68,199	$ 105,193	$ 22,323	$ 195,715

	March 31, 2010			
	Level 1	Level 2	Level 3	Total
Domestic equity securities	$ 29,368	$ 57,647	$ —	$ 87,015
International equity securities	23,452	14,748	—	38,200
Fixed income securities (1)	13,410	44,167	—	57,577
Total investments	$ 66,230	$ 116,562	$ —	$ 182,792

(1) Includes high yield securities and cash and cash equivalent balances.

The Company added a real estate fund investment and a hedge fund investment during fiscal year 2011.

Other Benefit Plans

Universal and several U.S. subsidiaries offer an employer-matched defined contribution savings plan. Amounts charged to expense for these plans were approximately $1.3 million for fiscal year 2011, $1.4 million for fiscal year 2010, and $1.4 million for fiscal year 2009.

NOTE 12. COMMON AND PREFERRED STOCK

Common Stock

At March 31, 2011, the Company's shareholders had authorized 100,000,000 shares of its common stock, and 23,240,503 shares were issued and outstanding. Holders of the common stock are entitled to one vote for each share held on all matters requiring a vote. Holders of the common stock are also entitled to receive dividends when, as, and if declared by the Company's Board of Directors. The Board of Directors customarily declares and pays regular quarterly dividends on the outstanding common shares; however, such dividends are at the Board of Director's full discretion, and there is no obligation to continue them. If dividends on the Company's Series B 6.75% Convertible Perpetual Preferred Stock (the "Preferred Stock" or "Preferred Shares") are not declared and paid for any dividend period, then the Company may not pay dividends on the common stock or repurchase common shares until the dividends on the Preferred Stock have been paid for a period of four consecutive quarters.

Universal's Board of Directors has authorized programs to repurchase outstanding shares of the Company's common stock. Under these programs, the Company has made and may continue to make share repurchases from time to time in the open market or in privately negotiated transactions at prices not exceeding prevailing market rates. The current program was approved in November 2009 and authorizes the repurchase of up to $150 million of the Company's outstanding common shares. It expires in November 2011.

Total share repurchases for the fiscal years ended March 31, 2011, 2010, and 2009 were as follows:

	Fiscal Year Ended March 31,		
	2011	2010	2009
Number of shares repurchased	1,113,125	743,876	2,227,700
Cost of shares repurchased (in thousands of dollars)	$ 46,696	$ 32,942	$ 110,482
Weighted-average cost per share	$ 41.95	$ 44.28	$ 49.59

Under the current share repurchase program, through March 31, 2011, the Company has repurchased 1,509,510 shares of common stock at a total cost of approximately $66.5 million (weighted-average cost of $44.05 per share). At March 31, 2011, approximately $83.5 million of authorization remains available under the program for future share repurchase.

Convertible Perpetual Preferred Stock

The Company is also authorized to issue up to 5,000,000 shares of preferred stock. In 2006, 220,000 shares of Series B 6.75% Convertible Perpetual Preferred Stock (the "Preferred Stock" or "Preferred Shares") were issued under this authorization. At March 31, 2011, 219,999 shares were issued and outstanding. The Preferred Stock has a liquidation preference of $1,000 per share. Holders of the Preferred Shares are entitled to receive quarterly dividends at the rate of 6.75% per annum on the liquidation preference when, as, and if declared by the Company's Board of Directors. Dividends are not cumulative in the event the Board of Directors does not declare a dividend for one or more quarterly periods. Under the terms of the Preferred Stock, the Board of Directors is prohibited from declaring regular dividends on the Preferred Shares in any period in which the Company fails to meet specified levels of shareholders' equity and net income; however, in that situation, the Board of Directors may instead declare such dividends payable in shares of the Company's common stock or from net proceeds of common stock issued during the ninety-day period prior to the dividend declaration. The Preferred Shares have no voting rights, except in the event the Company fails to pay dividends for four consecutive or non-consecutive quarterly dividend periods or fails to pay the redemption price on any date that the Preferred Shares are called for redemption, in which case the holders of Preferred Shares will be entitled to elect two additional directors to the Company's Board to serve until dividends on the Preferred Stock have been fully paid for four consecutive quarters.

The Preferred Shares are convertible, at any time at the option of the holder, into shares of the Company's common stock at a conversion rate that is adjusted each time the Company pays a dividend on its common stock that exceeds $0.43 per share. The conversion rate at March 31, 2011, was 21.6267 shares of common stock per preferred share, which represents a conversion price of approximately $46.24 per common share. Upon conversion, the Company may, at its option, satisfy all or part of the conversion value in cash.

During the period from March 15, 2013 to March 15, 2018, the Company may, at its option, cause the Preferred Shares to be automatically converted into shares of common stock that are issuable at the prevailing conversion rate, only if the closing price of the common stock during a specified period exceeds 135% of the then prevailing conversion price. With this conversion, the Company may, at its option, in lieu of delivering shares satisfy all or part of the conversion value in cash. On or after March 15, 2018, the Company may, at its option, redeem all or part of the outstanding Preferred Shares for cash at the $1,000 per share liquidation preference.

NOTE 13. EXECUTIVE STOCK PLANS AND STOCK-BASED COMPENSATION

Executive Stock Plans

The Company's shareholders have approved executive stock plans under which officers, directors, and employees of the Company and its subsidiaries may receive grants and awards of common stock, restricted stock, restricted stock units, ("RSUs"), performance share awards ("PSAs"), stock appreciation rights ("SARs"), incentive stock options, and non-qualified stock options. Currently, grants are outstanding under the 1997 Executive Stock Plan, the 2002 Executive Stock Plan, and the 2007 Stock Incentive Plan. Together, these plans are referred to in this disclosure as the "Plans." Up to 2 million shares of the Company's common stock may be issued under each of the Plans; however, direct awards of common stock, restricted stock, or RSUs under both the 2002 Executive Stock Plan and the 2007 Stock Incentive Plan are limited to 500,000 shares.

The Company's practice is to award grants of stock-based compensation to officers at the first regularly-scheduled meeting of the Executive Compensation, Nominating, and Corporate Governance Committee of the Board of Directors (the "Compensation Committee") in the fiscal year following the public release of the Company's financial results for the prior year. Since fiscal year 2006, grants have included restricted stock, RSUs, PSAs, and stock-settled SARs. Prior to 2006, non-qualified stock options were the primary form of stock-based compensation awarded, and some of those options remained outstanding at March 31, 2011. Outside directors automatically receive restricted stock units or shares of restricted stock following each annual meeting of shareholders.

Non-qualified stock options and SARs granted under the Plans have an exercise price equal to the market price of a share of common stock on the date of grant. All stock options currently outstanding under the Plans are fully vested and exercisable, and they expire ten years after the grant date. SARs granted under the Plans vest in equal one-third tranches one, two, and three years after the grant date and expire ten years after the grant date, except that SARs granted after fiscal year 2007 expire on the earlier of three years after the grantee's retirement date or ten years after the grant date. RSUs awarded under the Plans vest five years from the grant date and are then paid out in shares of common stock. Under the terms of the RSU awards, grantees receive dividend equivalents in the form of additional RSUs that vest and are paid out on the same date as the original RSU grant. The PSAs vest three years from the grant date, are paid out in shares of common stock at the vesting date, and do not carry rights to dividends or dividend equivalents prior to vesting. Shares ultimately paid out under PSA grants are dependent on the achievement of predetermined performance measures established by the Compensation Committee and can range from zero to 150% of the stated award. RSUs awarded to outside directors vest three years after the grant date, and restricted shares vest upon the individual's retirement from service as a director.

UNIVERSAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Options and SARs

The following tables summarize the Company's stock option and SAR activity and related information for fiscal years 2009 through 2011:

	Shares	Weighted-Average Exercise Price	Weighted-Average Contractual Term (in years)	Aggregate Intrinsic Value
Fiscal Year Ended March 31, 2009:				
Outstanding at beginning of year	597,890	$ 49.97		
Granted	132,000	51.32		
Exercised	(10,333)	36.14		
Outstanding at end of year	719,557	50.41		
Fiscal Year Ended March 31, 2010:				
Granted	253,800	35.30		
Exercised	(132,892)	36.09		
Cancelled/expired	(8,667)	24.69		
Outstanding at end of year	831,798	48.36		
Fiscal Year Ended March 31, 2011:				
Granted	153,600	39.71		
Cancelled/expired	(62,800)	62.66		
Outstanding at end of year	922,598	$ 45.94	6.89	$ 3,159
Exercisable at end of year	554,265	$ 50.72	5.82	$ 1,109
Expected to vest in future periods	368,333	$ 38.76	8.49	$ 2,050

	Fiscal Year Ended March 31,		
	2011	2010	2009
Total intrinsic value of stock options and SARs exercised	$ —	$ 2,238	$ 143
Total fair value of SARs vested	$ 1,849	$ 1,611	$ 2,283

Intrinsic value and aggregate intrinsic value in the tables above are based on the difference between the market price of the underlying shares at the exercise date or balance sheet date, as applicable, and the exercise prices of the stock options and SARs. The closing market prices used to determine the aggregate intrinsic value at the end of each fiscal year were as follows: $43.54 at March 31, 2011, $52.69 at March 31, 2010, and $29.92 at March 31, 2009.

RSUs, Restricted Stock, and PSAs

The following table summarizes the Company's RSU, restricted stock, and PSA activity for fiscal years 2009 through 2011:

	RSUs		Restricted Stock		PSAs	
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Fiscal Year Ended March 31, 2009:						
Unvested at beginning of year	137,777	$ 49.48	60,400	$ 39.41	—	$ —
Granted	44,590	50.28	14,500	48.01	31,600	45.96
Vested	(32,203)	48.93	—	—	—	—
Forfeited	(1,034)	48.26	—	—	(1,134)	45.96
Unvested at end of year	149,130	49.84	74,900	41.08	30,466	45.96
Fiscal Year Ended March 31, 2010:						
Granted	73,589	35.93	17,550	39.76	63,450	29.67
Vested	(14,955)	47.21	(7,700)	40.41	—	—
Forfeited	—	—	—	—	(897)	45.96
Unvested at end of year	207,764	32.50	84,750	40.87	93,019	34.85
Fiscal Year Ended March 31, 2011:						
Granted	63,992	41.40	—	—	38,400	33.95
Vested	(24,940)	46.35	(7,000)	41.96	—	—
Unvested at end of year	246,816	$ 44.07	77,750	$ 40.77	131,419	$ 34.59

Stock-Based Compensation Expense

Determination of the Grant Date Fair Value of Stock-Based Compensation

As noted above, the Company granted SARs, RSUs, restricted stock, and PSAs during fiscal years 2009 through 2011. The fair value of the RSUs, restricted stock, and PSAs was based on the market price of the common stock on the grant date. The fair values of the SARs were estimated using the Black-Scholes pricing model and the following assumptions:

	Fiscal Year Ended March 31,		
	2011	2010	2009
Assumptions:			
Expected term	5.0 years	5.0 years	5.0 years
Expected volatility	35.3%	39.0%	31.3%
Expected dividend yield	4.73%	5.21%	3.50%
Risk-free interest rate	2.36%	2.51%	3.32%
Resulting fair value of SARs granted	$ 8.35	$ 7.85	$ 11.65

The expected term was based on the Company's historical stock option exercise data for instruments with comparable features and economic characteristics. The expected volatility was estimated based on historical volatility of the Company's common stock using weekly closing prices. The expected dividend yield was based on the annualized quarterly dividend rate and the market price of the common stock at grant date. The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the grant date for securities with a remaining term equal to the expected term of the SARs or stock options. Since all SAR grants were awarded on the same date in each of the three fiscal years 2009 through 2011, the fair values shown in the above table represent the weighted-average grant date fair values for those years.

Recognition and Pro Forma Disclosure of Compensation Expense

Fair value expense for stock-based compensation is recognized ratably over the period from grant date to the earlier of (1) the vesting date of the award, or (2) the date the grantee is eligible to retire without forfeiting the award. For employees who are already eligible to retire at the date an award is granted, the total fair value of the award is recognized as expense at the date of grant. For the fiscal years ended March 31, 2011, 2010, and 2009, total stock-based compensation expense and the related income tax benefit recognized were as follows:

	Fiscal Year Ended March 31,		
	2011	2010	2009
Total stock-based compensation expense	$ 5,893	$ 6,133	$ 4,870
Income tax benefit recorded on stock-based compensation expense	$ 2,063	$ 2,147	$ 1,704

At March 31, 2011, the Company had $5.3 million of unrecognized compensation expense related to stock-based awards, which will be recognized over a weighted-average period of approximately 1.1 years. Cash proceeds from the exercise of stock options were not material for the fiscal years ended March 31, 2011, 2010, or 2009.

NOTE 14. COMMITMENTS AND OTHER MATTERS

Commitments

The Company enters into contracts to purchase tobacco from farmers in a number of the countries in which it operates. The majority of these contracts are with farmers in Brazil and several African countries. Most contracts cover one annual growing season, but some contracts with a small number of commercial farmers in Africa cover multiple years. Primarily with the farmer contracts in Brazil, the Company provides seasonal financing to support the farmers' production of their crops or guarantees their financing from third-party banks. At March 31, 2011, the Company had contracts to purchase approximately $650 million of tobacco, $560 million of which represented volumes to be delivered during the coming fiscal year. These amounts are estimates since actual quantities purchased will depend on crop yields, and prices will depend on the quality of the tobacco delivered and other market factors. Tobacco purchase obligations have been partially funded by advances to farmers and other suppliers, which totaled approximately $160 million at March 31, 2011. The Company withholds payments due to farmers on delivery of the tobacco to satisfy repayment of the seasonal or long-term financing it provided to the farmers. As discussed in more detail below, the Company also has arrangements to guarantee bank loans to farmers, primarily in Brazil, and payments are also withheld on delivery of tobacco to satisfy repayment of those loans. In addition to its contractual obligations to purchase tobacco, the Company has commitments related to agricultural materials, approved capital expenditures, and various other requirements that approximated $55 million at March 31, 2011.

Guarantees and Other Contingent Liabilities

Guarantees of bank loans to growers for crop financing and construction of curing barns or other tobacco producing assets are industry practice in Brazil and support the farmers' production of tobacco there. At March 31, 2011, the Company's total exposure under guarantees issued by its operating subsidiary in Brazil for banking facilities of farmers in that country was approximately $52 million, ($73 million including unpaid accrued interest, less $21 million recorded for the fair value of the guarantees). About 92% of these guarantees expire within one year, and all of the remainder expire within five years. As noted above, the subsidiary withholds payments due to the farmers on delivery of tobacco and forwards those payments to third-party banks. Failure of farmers to deliver sufficient quantities of tobacco to the subsidiary to cover their obligations to third-party banks could result in a liability for the subsidiary under the related guarantees; however, in that case, the subsidiary would have recourse against the farmers. The maximum potential amount of future payments that the Company's subsidiary could be required to make at March 31, 2011, was the face amount, $73 million including unpaid accrued interest ($112 million as of March 31, 2010). The fair value of the guarantees was a liability of approximately $21 million at March 31, 2011, and $26 million at March 31, 2010. In addition to these guarantees, the Company has other contingent liabilities totaling approximately $54 million, primarily related to a bank guarantee that bonds an appeal of a 2006 fine in the European Union (see Note 3).

Major Customers

A material part of the Company's business is dependent upon a few customers. For the fiscal years ended March 31, 2011, 2010 and 2009, revenue from Philip Morris International, Inc. was approximately $750 million, $700 million, and $700 million, respectively. For the same periods, Japan Tobacco, Inc. accounted for revenue of approximately $340 million, $575 million, and $550 million, respectively, and Imperial Tobacco Group, PLC accounted for revenue of approximately $320 million, $250 million, and $280 million, respectively. These customers primarily do business with various affiliates in the Company's flue-cured and burley leaf tobacco operations. The loss of, or substantial reduction in business from, any of these customers would have a material adverse effect on the Company.

Accounts Receivable

The Company's operating subsidiaries perform credit evaluations of customers' financial condition prior to the extension of credit. Generally, accounts receivable are unsecured and are due within 30 days. When collection terms are extended for longer periods, interest and carrying costs are usually recovered. Credit losses are provided for in the financial statements, and historically such amounts have not been material. The allowance for doubtful accounts was approximately $5.6 million and $4.3 million at March 31, 2011 and 2010, respectively. At March 31, 2011 and 2010, accounts receivable by reportable operating segment were as follows:

	March 31,	
	2011	2010
Flue-cured and burley leaf tobacco operations:		
North America	$ 32,640	$ 39,820
Other Regions	269,613	188,014
Subtotal	302,253	227,834
Other Tobacco Operations	33,322	39,126
Consolidated accounts receivable	$ 335,575	$ 266,960

Assignment of Farmer Contracts and Sale of Related Assets in Brazil

In October 2010, Universal's operating subsidiary in Brazil completed the assignment of tobacco production contracts with approximately 8,100 farmers to Philip Morris Brasil Industria e Comercio ("PMB"), a subsidiary of Philip Morris International ("PMI"). As part of the transaction, PMB acquired various related assets, including seasonal crop advances outstanding from the farmers, and hired certain employees who previously worked for the Company in agronomy and leaf procurement functions. PMB also assumed the Company's obligations under guarantees of bank loans to the farmers for crop financing. The farmer contracts assigned represent approximately 20% of the annual volume handled by the Company in Brazil during the most recent crop year. The Company has entered into an agreement to process tobaccos bought directly by PMB from farmers beginning with the 2011 crop year. In addition, the Company expects to continue to sell processed leaf from Brazil to PMI and its subsidiaries. The Company received total cash proceeds of approximately $34.9 million from the assignment of farmer contracts and sale of related assets and recorded a gain of approximately $19.4 million, which is reported in other income in the consolidated statement of income. The determination of the gain included approximately $5.8 million of goodwill associated with the activities conveyed.

Statutory Severance and Pension Obligations in Malawi

In fiscal year 2008, the Company's operating subsidiary in Malawi recorded a charge to accrue statutory severance obligations based on court rulings that found the severance benefits payable to employees upon retirement, death, involuntary termination, or termination by mutual agreement under the Malawi Employment Act of 2000, even in cases where employees are covered by a company-sponsored pension benefit. Because the effect of the court rulings was to entitle some employees to both private pension benefits and statutory severance benefits in cases of normal retirement, some of the rulings were appealed to higher courts. In April 2010, the Malawi High Court ruled that the statutory severance benefit was payable only upon involuntary termination, not upon normal retirement. Although that decision has been further appealed to the Malawi Supreme Court, the Malawi Parliament has since passed new Employment legislation eliminating the requirement to pay statutory severance benefits in cases of normal retirement, but establishing under separate but related Pension legislation a new pension benefit requirement for employees who meet specified service criteria. Both pieces of legislation, while passed, had not been formally enacted into law at March 31, 2011. The Pension Act has since been enacted but still requires an implementation date. For a significant number of employees, the new Pension legislation will provide a pension benefit for past service that is expected to be the same as the accumulated statutory severance benefit at the date that new legislation is implemented. At March 31, 2011, the Malawi subsidiary's recorded obligation for statutory severance benefits was approximately $11 million. Upon full implementation of both pieces of legislation, a significant portion of the liability for severance benefits is expected to be reversed, but a liability for pension benefits would be recorded. Based upon information currently available, the liability for pension benefits is not expected to differ materially from the liability currently recorded for severance benefits.

Investment in Socotab L.L.C.

Universal has a 49% ownership interest in Socotab L.L.C., a leading processor and leaf merchant of oriental tobaccos with operations located principally in Europe. Summarized financial information for Socotab L.L.C. for its fiscal years ended March 31, 2011, 2010, and 2009, is as follows:

	Fiscal Years Ended March 31,		
	2011	2010	2009
Income Statement Information:			
Sales	$ 317,248	$ 394,767	$ 398,196
Gross profit	51,540	84,645	84,318
Net income attributable to Socotab L.L.C.	8,114	29,244	33,033

	March 31,	
	2011	2010
Balance Sheet Information:		
Current assets	$ 293,909	$ 304,032
Property, plant and equipment and other assets	88,127	85,429
Current liabilities	173,154	200,842
Long-term obligations and other liabilities	32,115	31,490
Noncontrolling interests in subsidiaries	154	310

NOTE 15. OPERATING SEGMENTS

Universal's operations involve selecting, buying, processing, packing, storing, shipping, and financing leaf tobacco for sale to, or for the account of, manufacturers of consumer tobacco products throughout the world. Through various operating subsidiaries located in tobacco-growing countries around the world and significant ownership interests in unconsolidated affiliates, the Company processes and/or sells flue-cured and burley tobaccos, dark air-cured tobaccos, and oriental tobaccos. Flue-cured, burley, and oriental tobaccos are used principally in the manufacture of cigarettes, and dark air-cured tobaccos are used mainly in the manufacture of cigars, pipe tobacco, and smokeless tobacco products. A substantial portion of the Company's revenues are derived from sales to a limited number of large, multinational cigarette manufacturers.

The principal approach used by management to evaluate the Company's performance is by geographic region, although the dark air-cured and oriental tobacco businesses are each evaluated on the basis of their worldwide operations. Oriental tobacco operations consist principally of a 49% interest in an affiliate, and the performance of those operations is evaluated based on the Company's equity in the pretax earnings of that affiliate. Under this structure, the Company has the following primary operating segments: North America, South America, Africa, Europe, Asia, Dark Air-Cured, Special Services, and Oriental. North America, South America, Africa, Europe, and Asia are primarily involved in flue-cured and/or burley leaf tobacco operations for supply to cigarette manufacturers. From time to time, the segments may trade in tobaccos that differ from their main varieties, but those activities are not significant to their overall results.

The five regional operating segments serving the Company's cigarette manufacturer customer base share similar characteristics in the nature of their products and services, production processes, class of customer, product distribution methods, and regulatory environment. Based on the applicable accounting guidance, four of the regions – South America, Africa, Europe, and Asia – are aggregated into a single reporting segment because they also have similar economic characteristics. North America is reported as an individual operating segment because its economic characteristics are dissimilar to the other regions, as its operations do not require significant working capital investments for crop financing and inventory, and toll processing is an important source of its operating income. The Dark Air-Cured, Special Services and Oriental segments, which have dissimilar characteristics in some of the categories mentioned above, are reported as "other tobacco operations" because each is below the measurement threshold for separate reporting.

Universal incurs overhead expenses related to senior management, finance, legal, and other functions that are centralized at its corporate headquarters, as well as functions performed at several sales and administrative offices around the world. These overhead expenses are allocated to the various operating segments, generally on the basis of tobacco volumes planned to be purchased and/or processed. Management believes this method of allocation is representative of the value of the related services provided to the operating segments. The Company evaluates the performance of its segments based on operating income after allocated overhead expenses (excluding significant non-recurring charges or credits), plus equity in the pretax earnings of unconsolidated affiliates.

Reportable segment data as of or for the fiscal years ended March 31, 2011, 2010, and 2009, is as follows:

	Sales and Other Operating Revenues			Operating Income		
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,		
	2011	2010	2009	2011	2010	2009
Flue-cured and burley leaf tobacco operations:						
North America	$ 340,366	$ 357,195	$ 416,899	$ 59,278	$ 57,006	$ 48,010
Other Regions (1)	1,944,410	1,895,829	1,848,430	169,989	182,513	140,476
Subtotal	2,284,776	2,253,024	2,265,329	229,267	239,519	188,486
Other Tobacco Operations (2)	286,751	238,714	289,330	28,658	40,066	41,989
Segment total	2,571,527	2,491,738	2,554,659	257,925	279,585	230,475
Deduct:						
Equity in pretax earnings of unconsolidated affiliates (3)				(8,634)	(22,376)	(20,543)
Restructuring and impairment costs (4)				(21,504)	—	—
Add:						
Other income (4)				19,368	—	—
Reversal of European Commission fines (4)				7,445		
Consolidated total	$2,571,527	$2,491,738	$2,554,659	$ 254,600	$ 257,209	$ 209,932

	Segment Assets			Goodwill		
	March 31,			March 31,		
	2011	2010	2009	2011	2010	2009
Flue-cured and burley leaf tobacco operations:						
North America	$ 289,950	$ 362,008	$ 295,908	$ —	$ —	$ —
Other Regions (1)	1,612,558	1,649,349	1,535,736	96,543	102,224	102,462
Subtotal	1,902,508	2,011,357	1,831,644	96,543	102,224	102,462
Other Tobacco Operations (2)	325,359	359,683	306,532	1,713	1,713	1,713
Segment and consolidated totals	$2,227,867	$2,371,040	$2,138,176	$ 98,256	$ 103,937	$ 104,175

	Depreciation and Amortization			Capital Expenditures		
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,		
	2011	2010	2009	2011	2010	2009
Flue-cured and burley leaf tobacco operations:						
North America	$ 11,866	$ 11,953	$ 10,926	$ 3,080	$ 12,105	$ 3,215
Other Regions (1)	28,541	26,710	27,866	34,324	31,283	25,595
Subtotal	40,407	38,663	38,792	37,404	43,388	28,810
Other Tobacco Operations (2)	4,865	4,833	2,998	1,725	14,189	6,846
Segment and consolidated totals	$ 45,272	$ 43,496	$ 41,790	$ 39,129	$ 57,577	$ 35,656

(1) Includes South America, Africa, Europe, and Asia regions, as well as inter-region eliminations.
(2) Includes Dark Air-Cured, Oriental and Special Services, as well as inter-company eliminations. Oriental does not contribute significantly to the reported amounts for sales and other operating revenues, goodwill, depreciation and amortization, or capital expenditures because its financial results consist principally of equity in the pretax earnings of an unconsolidated affiliate. The investment in the unconsolidated affiliate is included in segment assets and was approximately $110.8 million, $101.4 million, and $98.8 million, at March 31, 2011, 2010, and 2009, respectively.
(3) Item is included in segment operating income, but is not included in consolidated operating income.
(4) Item is not included in segment operating income, but is included in consolidated operating income.

UNIVERSAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Geographic data as of, or for, the fiscal years ended March 31, 2011, 2010, and 2009, is presented below. Sales and other operating revenues are attributed to individual countries based on the final destination of the shipment. Long-lived assets consist of net property, plant, and equipment, goodwill, other intangibles, and certain other non-current assets.

Geographic Data

	Sales and Other Operating Revenues		
	Fiscal Year Ended March 31,		
	2011	2010	2009
United States	$ 340,313	$ 305,390	$ 370,182
Belgium	345,774	469,067	527,807
Germany	267,087	199,768	187,957
All other countries	1,618,353	1,517,513	1,468,713
Consolidated total	$ 2,571,527	$ 2,491,738	$ 2,554,659

	Long-Lived Assets		
	Fiscal Year Ended March 31,		
	2011	2010	2009
United States	$ 91,760	$ 103,548	$ 96,667
Brazil	141,535	156,961	158,591
Mozambique	53,854	50,045	48,679
All other countries	129,100	126,071	115,067
Consolidated total	$ 416,249	$ 436,625	$ 419,004

UNIVERSAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 16. UNAUDITED QUARTERLY FINANCIAL DATA

Unaudited quarterly financial data for the fiscal years ended March 31, 2011 and 2010, is provided in the table below. Due to the seasonal nature of the Company's business, management believes it is generally more meaningful to focus on cumulative rather than quarterly results.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year Ended March 31, 2011				
Sales and other operating revenues	$ 538,916	$ 664,188	$ 688,208	$ 680,215
Gross profit	102,237	133,274	154,044	118,778
Net income	24,418	53,783	57,585	28,764
Net income attributable to Universal Corporation	25,320	51,831	52,298	27,116
Earnings available to Universal Corporation common shareholders after dividends on convertible perpetual preferred stock	21,608	48,118	48,586	23,403
Earnings per share attributable to Universal Corporation common shareholders:				
Basic	0.89	2.00	2.05	1.00
Diluted	0.87	1.78	1.82	0.95
Cash dividends declared per share of convertible perpetual preferred stock	16.88	16.87	16.88	16.87
Cash dividends declared per share of common stock	0.47	0.47	0.48	0.48
Market price range of common stock:				
High	55.92	44.82	43.34	43.72
Low	38.38	35.44	37.05	37.74
Fiscal Year Ended March 31, 2010				
Sales and other operating revenues	$ 616,112	$ 647,918	$ 661,205	$ 566,503
Gross profit	139,364	147,343	144,664	110,894
Net income	43,804	54,672	48,474	23,395
Net income attributable to Universal Corporation	43,745	52,515	45,696	26,441
Earnings available to Universal Corporation common shareholders after dividends on convertible perpetual preferred stock	40,033	48,802	41,984	22,728
Earnings per share attributable to Universal Corporation common shareholders:				
Basic	1.60	1.97	1.70	0.93
Diluted	1.47	1.77	1.54	0.90
Cash dividends declared per share of convertible perpetual preferred stock	16.88	16.87	16.88	16.87
Cash dividends declared per share of common stock	0.46	0.46	0.47	0.47
Market price range of common stock:				
High	38.29	44.02	49.48	55.19
Low	29.27	33.46	41.27	45.36

Note: Earnings per share amounts for each fiscal year may not equal the total of the four quarterly amounts due to differences in weighted-average outstanding shares for the respective periods and to the fact that the Company's convertible perpetual preferred stock may be antidilutive for some periods.

Significant items included in the quarterly results were as follows:

- First Quarter 2011 – restructuring costs of $0.9 million associated with voluntary early retirement offers aimed at reducing costs in the Company's U.S. operations. The restructuring costs reduced net income attributable to Universal Corporation by approximately $0.6 million and diluted earnings per share by $0.02.

- Second Quarter 2011 – a $7.4 million reversal of a portion of a charge recorded in fiscal year 2005 to accrue a fine imposed by the European Commission on Deltafina, S.p.A., the Company's subsidiary in Italy, related to tobacco buying practices in Spain. The reversal reflected a favorable court decision in Deltafina's appeal of the fine and increased net income attributable to Universal Corporation by $4.8 million and diluted earnings per share by $0.17. The Company also recorded restructuring costs of approximately $2.0 million primarily related to voluntary early retirement offers in the Company's U.S. operations and voluntary and involuntary separations in various other locations. The restructuring costs reduced net income attributable to Universal Corporation by $1.3 million and diluted earnings per share by $0.05.

- Third Quarter 2011 – a $19.4 million gain on the assignment of farmer contracts and sale of related assets in Brazil to an operating subsidiary of one of the Company's major customers. The gain increased net income attributable to Universal Corporation by $12.6 million and diluted earnings per share by $0.44. The Company also recorded restructuring and impairment costs totaling $11.0 million during the quarter. Those costs primarily related to a decision to close the Company's leaf tobacco processing operations in Canada and sell the assets of the operations, but they also included costs associated with initiatives to restructure and downsize activities at various other locations. The restructuring and impairment costs reduced net income attributable to Universal Corporation by $7.5 million and diluted earnings per share by $0.26.

- Fourth Quarter 2011 – restructuring and impairment costs totaling $7.5 million. The restructuring costs included pension curtailment and settlement charges related to the termination of a defined benefit pension plan with the closing of the operations in Canada, as well as costs associated with voluntary early retirement offers in the Company's U.S. operations and voluntary and involuntary separations in various other locations. The restructuring and impairment costs reduced net income attributable to Universal Corporation by $4.8 million and diluted earnings per share by $0.17.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Universal Corporation

We have audited the accompanying consolidated balance sheets of Universal Corporation (the "Company") as of March 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, during fiscal year 2009, the Company adopted the measurement date provisions of Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (codified in FASB ASC Topic 715, Compensation – Retirement Benefits).

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal Corporation at March 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Universal Corporation's internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 26, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Richmond, Virginia
May 26, 2011

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm, on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of
Universal Corporation

We have audited Universal Corporation's internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Universal Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting in Item 9A. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Universal Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Universal Corporation as of March 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2011 and our report dated May 26, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Richmond, Virginia
May 26, 2011

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

For the three years ended March 31, 2011, there were no changes in independent auditors, nor were there any disagreements between the Company and its independent auditors on any matter of accounting principles, practices, or financial disclosures.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports filed by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer evaluated, with the participation of the Company's management, the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)), as of the end of the period covered by this Annual Report. Based on this evaluation, the Company's management, including its Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of the consolidated financial statements. Due to inherent limitations, internal control over financial reporting may not prevent or detect all errors or misstatements in the financial statements, and even control procedures that are determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions.

As required by Exchange Act Rule 13a-15(c), the Company's Chief Executive Officer and Chief Financial Officer, with the participation of other members of management, assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2011. The evaluation was based on the criteria set forth in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). Based on this assessment, the Company's management concluded that the Company's internal control over financial reporting was effective as of March 31, 2011.

The Company's independent registered public accounting firm, Ernst & Young LLP, has audited the Company's internal control over financial reporting as of March 31, 2011. Their report on this audit appears on page 92 of this Annual Report.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the Company's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

Except as to the matters set forth below, information required by this Item is incorporated herein by reference to the Company's 2011 Proxy Statement.

The following are executive officers of the Company as of May 26, 2011.

Name	Position	Age
G. C. Freeman, III	Chairman, President and Chief Executive Officer	48
W. K. Brewer	Executive Vice President and Chief Operating Officer	52
D. C. Moore	Senior Vice President and Chief Financial Officer	55
K. M. L. Whelan	Vice President and Treasurer	64
P. D. Wigner	Vice President, General Counsel, Secretary & Chief Compliance Officer	42
W. J. Coronado	Vice President	57
R. M. Paul	Executive Vice President, Universal Leaf Tobacco Company, Inc.	53
R. M. Peebles	Vice President and Controller	53

There are no family relationships between any of the above officers.

K.M.L. Whelan, W.J. Coronado, R. M. Paul, and R.M. Peebles have been employed by the Company in their listed capacities during the last five years. G.C. Freeman, III served as General Counsel and Secretary from February 1, 2001, until November 2005, and was elected Vice President in November 2005, President in December 2006, Chief Executive Officer effective April 1, 2008 and Chairman of the Board in August 2008. W.K. Brewer served as President of Universal Leaf North America U.S., Inc. from January 1, 2002 until March 2006 and was elected Executive Vice President of Universal Leaf Tobacco Company, Incorporated ("Universal Leaf") in March 2006, Vice President of Universal Corporation in August 2007, and Executive Vice President and Chief Operating Officer in August 2008. D.C. Moore was elected Senior Vice President and Chief Financial Officer effective September 1, 2008. Mr. Moore served as Vice President and Chief Administrative Officer from April 2006 until September 2008, as Senior Vice President of Universal Leaf from September 2005 until April 2006, and as Managing Director of Universal Leaf International SA from April 2002 until September 2005. P.D. Wigner was elected Chief Compliance Officer in November 2007, Vice President in August 2007, and General Counsel and Secretary in November 2005. Mr. Wigner served as Senior Counsel of Universal Leaf from November 2004 until November 2005.

The Company has a Code of Conduct that includes the NYSE requirements for a "Code of Business Conduct and Ethics" and the SEC requirements for a "Code of Ethics for Senior Financial Officers." The Code of Conduct is applicable to all officers, employees, and outside directors of the Company, including the principal executive officer, principal financial officer, and principal accounting officer. A copy of the Code of Conduct is available through the "Corporate Governance-Overview" section of the Company's website at www.universalcorp.com. If the Company amends a provision of the Code of Conduct, or grants a waiver from any such provision to a director or executive officer, the Company will disclose such amendments and the details of such waivers on the Company's website www.universalcorp.com to the extent required by the SEC or the NYSE.

The information required by Items 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is contained under the captions "Corporate Governance and Committees—Committees of the Board—Compensation Committee," "Corporate Governance and Committees—Committees of the Board—Audit Committee" of the Company's 2011 Proxy Statement and such information is incorporated by reference herein.

Item 11. Executive Compensation

Refer to the captions "Executive Compensation" and "Directors' Compensation" in the Company's 2011 Proxy Statement, which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Shares of the Company's common stock are authorized for issuance with respect to the Company's compensation plans. The following table sets forth information as of March 31, 2011, with respect to compensation plans under which shares of the Company's common stock are authorized for issuance.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (1)
Equity compensation plans approved by shareholders:			
1994 Amended and Restated Stock Option Plan for Non-Employee Directors	11,000	$ 39.47	—
1997 Executive Stock Plan	4,000	35.81	—
2002 Executive Stock Plan	458,393	53.43	127,099 (2)
2007 Stock Incentive Plan	828,146	40.47	1,279,033 (3)
Equity compensation plans not approved by shareholders (4)	—	—	—
Total	1,301,539	$ 45.01	1,406,132

(1) Amounts exclude any securities to be issued upon exercise of outstanding options, warrants, and rights.
(2) The 2002 Executive Stock Plan permits grants of stock options and stock appreciation rights, and awards of common stock, restricted stock, and phantom stock/restricted stock units. Of the 127,099 shares of common stock remaining available for future issuance under that plan, none are available for awards of common stock or restricted stock.
(3) The 2007 Stock Incentive Plan permits grants of stock options and stock appreciation rights, and awards of common stock, restricted stock, and phantom stock/restricted stock units. Of the 1,279,033 shares of common stock remaining available for future issuance under that plan, 170,925 shares are available for awards of common stock, restricted stock units, or restricted stock.
(4) All of the Company's equity compensation plans have been approved by shareholders.

Refer also to the caption "Stock Ownership" in the Company's 2011 Proxy Statement, which information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Refer to the caption "Certain Transactions" in the Company's 2011 Proxy Statement, which information is incorporated herein by reference. The information required by Item 407(a) of Regulation S-K is contained under the caption "Corporate Governance and Committees—Director Independence" of the Company's 2011 Proxy Statement and such information is incorporated by reference herein.

Item 14. Principal Accounting Fees and Services

Refer to the caption "Audit Information – Fees of Independent Auditors" and "Audit Information – Pre-Approval Policies and Procedures" in the Company's 2011 Proxy Statement, which information is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following are filed as part of this Annual Report:

1. Financial Statements.
   - Consolidated Statements of Income for the Fiscal Years Ended March 31, 2011, 2010, and 2009
   - Consolidated Balance Sheets at March 31, 2011 and 2010
   - Consolidated Statements of Cash Flows for the Fiscal Years Ended March 31, 2011, 2010, and 2009
   - Consolidated Statements of Changes in Shareholders' Equity for the Fiscal Years Ended March 31, 2011, 2010, and 2009
   - Notes to Consolidated Financial Statements for the Fiscal Years Ended March 31, 2011, 2010, and 2009
   - Report of Ernst & Young LLP, Independent Registered Accounting Firm
   - Report of Ernst & Young LLP, Independent Registered Accounting Firm, on Internal Control Over Financial Reporting
2. Financial Statement Schedules.
   - Schedule II – Valuation and Qualifying Accounts
3. Exhibits. The exhibits are listed in the Exhibit Index immediately following the signature pages to this Annual Report.

(b) Exhibits

The response to this portion of Item 15 is submitted as a separate section to this Annual Report.

(c) Financial Statement Schedules

Schedule II – Valuation and Qualifying Accounts appears on the following page of this Annual Report. All other schedules are not required under the related instructions or are not applicable and therefore have been omitted.

Schedule II - Valuation and Qualifying Accounts
Universal Corporation
Fiscal Years Ended March 31, 2011, 2010, and 2009

Description	Balance at Beginning of Period	Net Additions (Reversals) Charged to Expense	Additions Charged to Other Accounts	Deductions (a)	Balance at End of Period
(in thousands of dollars)					
Fiscal Year Ended March 31, 2009					
Allowance for doubtful accounts (deducted from accounts receivable and other noncurrent assets)	$ 7,920	$ (913)	$ —	$ (970)	$ 6,037
Allowance for supplier accounts (deducted from advances to suppliers and other noncurrent assets)	21,585	26,908	—	(20,329)	28,164
Allowance for recoverable taxes (deducted from other current assets and other noncurrent assets)	4,648	8,871	—	(1,262)	12,257
Fiscal Year Ended March 31, 2010					
Allowance for doubtful accounts (deducted from accounts receivable and other noncurrent assets)	$ 6,037	$ 697	$ —	$ 123	$ 6,857
Allowance for supplier accounts (deducted from advances to suppliers and other noncurrent assets)	28,164	18,514	—	9,565	56,243
Allowance for recoverable taxes (deducted from other current assets and other noncurrent assets)	12,257	3,174	—	2,162	17,593
Fiscal Year Ended March 31, 2011					
Allowance for doubtful accounts (deducted from accounts receivable and other noncurrent assets)	$ 6,857	$ (681)	$ —	$ (573)	$ 5,603
Allowance for supplier accounts (deducted from advances to suppliers and other noncurrent assets)	56,243	18,666	—	29	74,938
Allowance for recoverable taxes (deducted from other current assets and other noncurrent assets)	17,593	3,785	—	748	22,126

(a) Includes direct write-offs of assets and currency remeasurement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIVERSAL CORPORATION

May 26, 2011

By: /s/ GEORGE C. FREEMAN, III

George C. Freeman, III
Chairman, President, and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GEORGE C. FREEMAN, III **George C. Freeman, III**	Chairman, President, Chief Executive Officer, and Director (Principal Executive Officer)	May 26, 2011
/s/ DAVID C. MOORE **David C. Moore**	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	May 26, 2011
/s/ ROBERT M. PEEBLES **Robert M. Peebles**	Vice President and Controller (Principal Accounting Officer)	May 26, 2011
/s/ JOHN B. ADAMS, JR. **John B. Adams, Jr.**	Director	May 26, 2011
/s/ CHESTER A. CROCKER **Chester A. Crocker**	Director	May 26, 2011
/s/ CHARLES H. FOSTER, JR. **Charles H. Foster, Jr.**	Director	May 26, 2011
/s/ THOMAS H. JOHNSON **Thomas H. Johnson**	Director	May 26, 2011
/s/ EDDIE N. MOORE, JR. **Eddie N. Moore, Jr.**	Director	May 26, 2011
/s/ JEREMIAH J. SHEEHAN **Jeremiah J. Sheehan**	Director	May 26, 2011

Signature	Title	Date
/s/ ROBERT C. SLEDD **Robert C. Sledd**	Director	May 26, 2011
/s/ HUBERT R. STALLARD **Hubert R. Stallard**	Director	May 26, 2011
/s/ DR. EUGENE P. TRANI **Dr. Eugene P. Trani**	Director	May 26, 2011

EXHIBIT INDEX

3.1 Amended and Restated Articles of Incorporation, effective August 30, 2007 (incorporated herein by reference to the Registrant's Current Report on Form 8-K Registration Statement filed September 6, 2007, File No. 001-00652).

3.2 Amended and Restated Bylaws (as of August 3, 2010) (incorporated herein by reference to the Registrant's Current Report on Form 8-K dated August 3, 2010, File No. 001-00652).

4.1 Indenture between the Registrant and Chemical Bank, as trustee (incorporated herein by reference to the Registrant's Current Report on Form 8-K dated February 25, 1991, File No. 001-00652).

4.2 Specimen Common Stock Certificate (incorporated herein by reference to the Registrant's Amendment No. 1 to Registrant's Form 8-A Registration Statement, dated May 7, 1999, File No. 001-00652).

4.3 Form of Fixed Rate Note due September 26, 2012 (incorporated herein by reference to the Registrant's Current Report on Form 8-K dated September 26, 2002, File No. 001-00652).

4.4 Form of Fixed Rate Note due December 1, 2014 (incorporated herein by reference to the Registrant's Current Report on Form 8-K dated November 20, 2009, File No. 001-00652).

The Registrant, by signing this Report on Form 10-K, agrees to furnish the Securities and Exchange Commission, upon its request, a copy of any instrument which defines the rights of holders of long-term debt of the Registrant and its consolidated subsidiaries, and for any unconsolidated subsidiaries for which financial statements are required to be filed, and that authorizes a total amount of securities not in excess of 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis.

10.1 Universal Corporation Restricted Stock Plan for Non-Employee Directors (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1991, File No. 001-00652).

10.2 Form of Universal Leaf Tobacco Company, Incorporated Executive Life Insurance Agreement (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1994, File No. 001-00652).

10.3 Universal Leaf Tobacco Company, Incorporated Deferred Income Plan (incorporated herein by reference to the Registrant's Report on Form 8, dated February 8, 1991, File No. 001-00652).

10.4 Universal Leaf Tobacco Company, Incorporated Benefit Replacement Plan (incorporated herein by reference to the Registrant's Report on Form 8, dated February 8, 1991, File No. 001-00652).

10.5 Universal Leaf Tobacco Company, Incorporated 1994 Benefit Replacement Plan (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1994, File No. 001-00652).

10.6 Universal Leaf Tobacco Company, Incorporated 1996 Benefit Restoration Plan (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1998, File No. 001-00652).

10.7 Form of Universal Corporation 1994 Stock Option and Equity Accumulation Agreement (incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1994, File No. 001-00652).

10.8 Universal Corporation 1994 Amended and Restated Stock Option Plan for Non-Employee Directors dated October 27, 2003 (incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, File No. 001-00652).

10.9 Form of Universal Corporation Non-Employee Director Non-Qualified Stock Option Agreement (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2000, File No. 001-00652).

10.10 Form of Universal Corporation 1997 Stock Option and Equity Accumulation Agreement, with Schedule of Grants to named executive officers (incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997, File No. 001-00652).

10.11 Form of Universal Corporation 1999 Stock Option and Equity Accumulation Agreement, with Schedule of Grants to Executive Officers (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2001, File No. 001-00652).

10.12 Form of Amendment to Stock Option and Equity Accumulation Agreements dated December 31, 1999 (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2001, File No. 001-00652).

10.13 Form of Universal Corporation 2000 Special Non-Qualified Stock Option Agreement, with Schedule of Grants and Exercise Loans to named executive officers (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2000, File No. 001-00652).

10.14 Form of Amendment to Stock Option and Equity Accumulation Agreements dated March 15, 1999 (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2001, File No. 001-00652).

10.15 Form of Amendment to Stock Option and Equity Accumulation Agreements dated December 8, 2000 (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2001, File No. 001-00652).

10.16 Form of Amendment to Stock Option and Equity Accumulation Agreements dated June 11, 2001 (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2001, File No. 001-00652).

10.17 Form of Amendment to Non-Qualified Stock Option Agreements dated June 11, 2001 (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2001, File No. 001-00652).

10.18 Form of Amendment to 2000 Special Non-Qualified Stock Option Agreements dated June 15, 2001 (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2001, File No. 001-00652).

10.19 Form of 2001 Non-Qualified Stock Option Agreement, with Schedule of Grants to Executive Officers (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2002, File No. 001-00652).

10.20 Form of 2002 Stock Option and Equity Accumulation Agreement, with Schedule of Grants to Executive Officers (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2003, File No. 001-00652).

10.21 Form of 2002 Non-Qualified Stock Option Agreement, with Schedule of Grants to Executive Officers (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2003, File No. 001-00652).

10.22 Form of 2005 Non-Qualified Stock Option Agreement (incorporated herein by reference to the Registrant's Current Report on Form 8-K filed June 9, 2005, File No. 001-00652).

10.23 Universal Leaf Tobacco Company, Incorporated 1994 Deferred Income Plan, amended and restated as of September 1, 1998 (incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, File No. 001-00652).

10.24 Universal Corporation Outside Directors' Deferred Income Plan, restated as of October 1, 1998 (incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, File No. 001-00652).

10.25 Form of Universal Corporation 1997 Restricted Stock Agreement with Schedule of Awards to named executive officers (incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997, File No. 001-00652).

10.26 Revised Form of Universal Corporation Non-Employee Director Restricted Stock Agreement (incorporated herein by reference to the Registrant's Current Report on Form 8-K dated June 9, 2010, File No. 001-00652).

10.27 Form Change of Control Agreement (incorporated herein by reference to the Registrant's Current Report on Form 8-K filed November 10, 2008, File No. 001-00652).

10.28 Universal Corporation Director's Charitable Award Program (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1998, File No. 001-00652).

10.29 Universal Corporation 1997 Executive Stock Plan, as amended on August 7, 2003 (incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2003, File No. 001-00652).

10.30 Universal Corporation 2002 Executive Stock Plan, as amended on August 7, 2003 (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2003, file no. 001-00652).

10.31 Credit Agreement dated as of August 31, 2007, among the Registrant, or Borrower; certain domestic subsidiaries of the Borrower as may from time to time become a party thereto, as Guarantors; .the banks named therein and other financial institutions as may become a party thereto, as Lenders; and Wachovia Bank, National Association, as Administrative Agent (incorporated herein by reference to the Registrant's Current Report on Form 8-K filed September 3, 2007, File No. 001-00652).

10.32 Form of Restricted Stock Units Award Agreement (incorporated herein by reference to the Registrant's Current Report on Form 8-K filed June 1, 2006, File No. 001-00652).

10.33 Form of Restricted Stock Units Award Agreement (incorporated herein by reference to the Registrant's Current Report on Form 8-K filed November 10, 2008, File No. 001-00652).

10.34 Form of Stock Appreciation Rights Agreement (incorporated herein by reference to the Registrant's Current Report on Form 8-K filed June 1, 2006, File No. 001-00652).

10.35 Form Stock Appreciation Rights Agreement (incorporated herein by reference to the Registrant's Current Report on Form 8-K filed May 28, 2008, File No. 001-00652).

10.36 Form Performance Share Award Agreement (incorporated herein by reference to the Registrant's Current Report on Form 8-K filed June 3, 2008, File No. 001-00652).

10.37 Form Restricted Stock Unit Award Agreement (incorporated herein by reference to the Registrant's Current Report on Form 8-K filed June 3, 2008, File No. 001-00652).

10.38 Form Stock Appreciation Rights Agreement (incorporated herein by reference to the Registrant's Current Report on Form 8-K filed June 3, 2008, File No. 001-00652).

10.39 Form Performance Share Award Agreement (incorporated herein by reference to the Registrant's Current Report on Form 8-K filed March 23, 2009, File No. 001-00652).

10.40 Purchase and Sale Agreement, dated July 6, 2006, by and between the Registrant, Deli Universal, Inc., NVDU Acquisition B.V., and N.V. Deli Universal (incorporated herein by reference to the Registrant's Current Report on Form 8-K filed July 11, 2006, File No. 001-00652).

10.41 Form of Amended Employee Grantor Trust Enrollment Agreement dated December 29, 2006, between Universal Leaf Tobacco Company, Incorporated and named executive officers (Allen B. King, George C. Freeman, III, and Hartwell H. Roper) (incorporated herein by reference to the Registrant's Current Report on Form 8-K filed January 5, 2007, File No. 001-00652).

10.42 Universal Corporation 2007 Stock Incentive Plan dated August 7, 2007 (incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2007, File No. 001-00652).

10.43 Universal Corporation Executive Officer Annual Incentive Plan, as amended (incorporated herein by reference to the Registrant's definitive proxy statement filed June 25, 2009, File No. 001-00652).

10.44 Form of Universal Corporation 2010 Restricted Stock Agreement with Schedule of Awards to named executive officers (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the year ended March 31, 2010, File No. 001-00652).

10.45 Form of Universal Corporation Stock Appreciation Rights Agreement for executive officers (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the year ended March 31, 2010, File No. 001-00652).

10.46 Form of Universal Corporation Performance Share Award Agreement (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the year ended March 31, 2010, File No. 001-00652).

10.47 Universal Leaf Tobacco Company, Incorporated Deferred Income Plan III, amended and restated as of December 31, 2008 (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the year ended March 31, 2010, File No. 001-00652).

10.48 Universal Corporation Outside Directors' Deferred Income Plan III, amended and restated as of December 31, 2008, and amended as of February 1, 2010 (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the year ended March 31, 2010, File No. 001-00652).

10.49 Form of Universal Corporation 2011 Restricted Stock Units Agreement.*

10.50 Form of Universal Corporation Stock Appreciation Rights Agreement for executive officers.*

10.51 Form of Universal Corporation Performance Share Award Agreement.*

10.52 Plea Agreement between Universal Leaf Tobacos Ltda., Universal Corporation and the United States Department of Justice (incorporated herein by reference to the Registrant's Current Report on Form 8-K filed August 6, 2010, File No. 001-00652).

10.53 Non-Prosecution Agreement between Universal Corporation and the United States Department of Justice (incorporated herein by reference to the Registrant's Current Report on Form 8-K filed August 6, 2010, File No. 001-00652).

10.54 Consent of Defendant Universal Corporation and Final Judgment as to Defendant Universal Corporation (incorporated herein by reference to the Registrant's Current Report on Form 8-K filed August 6, 2010, File No. 001-00652).

12	Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preference Dividends.*
21	Subsidiaries of the Registrant.*
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.*
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Statement of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350.*
32.2	Statement of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.*
101	Interactive Data File (Annual Report on Form 10-K, for the fiscal year ended March 31, 2011, furnished in XBRL (eXtensible Business Reporting Language)).

Attached as Exhibit 101 to this report are the following documents formatted in XBRL: (i) the Consolidated Statements of Income for each of the three years ended March 31, 2011, 2010 and 2009, (ii) the Consolidated Balance Sheets at March 31, 2011 and 2010, (iii) the Consolidated Statement of Cash Flows for each of the three years ended March 31, 2011, 2010 and 2009, (iv) the Consolidated Statement of Shareholders' Equity for each of the three years ended March 31, 2011, 2010 and 20098, (v) the Notes to Consolidated Financial Statements, tagged as blocks of text and (vi) Schedule II - Valuation and Qualifying Accounts, tagged as blocks of text. Users of this data are advised pursuant to Rule 406T of Regulation S-T that this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities and Exchange Act of 1934, and otherwise is not subject to liability under these sections.

---

* Filed herewith.



SHAREHOLDER INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at the offices of the Company, 9201 Forest Hill Avenue, Richmond, Virginia, on Thursday, August 4, 2011. A proxy statement and request for proxies are included in this mailing to shareholders.

INDEPENDENT AUDITORS

Ernst & Young LLP
The Edgeworth Building
Suite 201, 2100 East Cary Street
Richmond, Virginia 23223

INVESTOR RELATIONS

Contact:

Karen M. L. Whelan
Vice President and Treasurer
Jennifer S. Rowe
Assistant Vice President,
Capital Markets
(804) 359-9311

Information Requests:

(804) 254-3789 or investor@universalleaf.com

DIVIDEND PAYMENTS

Dividend declarations are subject to approval by the Company's Board of Directors. Dividends on the Company's common stock have traditionally been paid quarterly in February, May, August, and November to shareholders of record on the second Monday of the previous month.

SEC FORM 10-K

Shareholders may obtain additional copies of the Company's annual report to the Securities and Exchange Commission on its website or by writing to the Treasurer of the Company.

COMMON STOCK LISTED

New York Stock Exchange

COMMON STOCK SYMBOL

UVV

DIVIDEND REINVESTMENT PLAN

The Company offers to its common shareholders an automatic dividend reinvestment and cash payment plan to purchase additional shares. The Company bears all brokerage and service fees. Booklets describing the plan in detail are available upon request.

TRANSFER AGENT AND REGISTRAR AND DIVIDEND REINVESTMENT PLAN AGENT

Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854
(800) 468-9716
or
Universal Corporation
Shareholder Services
(804) 359-9311

Design: Universal Leaf Tobacco Company Inc.
Communications Services Department



Universal Corporation

P.O. Box 25099
Richmond, VA 23260

www.universalcorp.com